As submitted confidentially to the U.S. Securities and Exchange Commission on September 29, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yellowstone Midco Holdings II, LLC

(Exact name of registrant as specified in its charter)

Delaware	3761	39-4190941
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1449 7th Street, Suite 425

Denver, CO 80204

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dirk Wallinger

Chief Executive Officer

1449 7th Street, Suite 425

Denver, CO 80204

720-537-2655

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Kevin M. Frank Ashley Sinclair Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654	Michael Kaplan Stephen Byeff Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Yellowstone Midco Holdings II, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of this offering, Yellowstone Midco Holdings II, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to    as described in “Prospectus Summary—Organizational Structure.” Except as disclosed in the prospectus included in this registration statement, the consolidated financial statements and other financial information included in this registration statement are those of Yellowstone Midco Holdings II, LLC and its subsidiaries and do not give effect to the Corporate Conversion (as defined herein). See “Prospectus Summary—Organizational Structure” and “Capitalization.” Shares of common stock of    are being offered by the prospectus included in this registration statement.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the securities and exchange commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated     , 2025

    Shares

Common Stock

This is the initial public offering of shares of common stock of      (the “Company” or “York Space Systems”). We are offering     shares of common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price for our common stock will be between $     and $     per share. We intend to apply to list our common stock on     , under the symbol “YSS.” However, no assurance can be given that our listing application will be approved. If our listing application is not approved by     , we will not be able to consummate this offering.

After giving effect to this offering, assuming an offering size as set forth above and an initial public offering price of $   (the midpoint of the estimated price range set forth above), investment funds managed by AE Industrial Partners, LP (“AE Industrial Partners”), will hold approximately    % of our outstanding common stock (or approximately    % of our outstanding common stock, if the underwriters’ option to purchase additional shares from us is exercised in full) and be party to voting arrangements granting control of more than 50% of the total voting power of our common stock with respect to the election of our directors. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—AE Industrial Partners controls us, and its interests may conflict with ours or yours in the future.” Accordingly, we expect to be a “controlled company” as defined in the corporate governance rules of           and will be exempt from certain corporate governance requirements of such rules. As a result, AE Industrial Partners will have significant power to control our affairs and policies and influence the outcome of matters that require stockholder approval, including with respect to the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and have elected to comply with certain reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to      additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about     , 2025.

Goldman Sachs & Co. LLC	Jefferies	Wells Fargo Securities

Prospectus dated     , 2025.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our common stock and the distribution of this prospectus outside the United States.

Through and including     , 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

TRADEMARKS AND TRADE NAMES

“York Space Systems” and “York” and other trademarks or service marks of York Space Systems and its direct and indirect subsidiaries appearing in this prospectus are the property of York Space Systems. This prospectus contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.

PROSPECTUS SUMMARY

The following summary contains selected information contained elsewhere in this prospectus about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this prospectus to “York Space Systems,” “York,” the “Company,” “we,” “us,” “our,” or similar terms refer to Yellowstone Midco Holdings II, LLC and its consolidated subsidiaries prior to the Corporate Conversion and      and its consolidated subsidiaries after the Corporate Conversion.

Overview

York Space Systems is a leading, U.S.-based, space and defense prime1 providing a comprehensive suite of mission-critical solutions for national security, government and commercial customers. York is one of the only space and defense primes with proprietary hardware and software capabilities designed to address customers’ complex mission requirements across the critical elements of the entire space ecosystem throughout the mission lifecycle. York is the number one provider to the U.S. Department of Defense’s (“DoD”) Proliferated Warfighter Space Architecture (“PWSA”) by number of spacecraft operating in-orbit, by number of contracts, and by number of mission sets. York is a partner of choice for our customers, with differentiated performance versus traditional primes based on price, speed to deployment, and sophistication of capabilities. We produce our satellites at approximately half the cost of our competitors and have been the first to deliver and launch satellites for the PWSA. York is the first and only company to demonstrate Link-162 connectivity from space, highlighting our unique and innovative capabilities.

York is purpose built to address evolving national security space challenges and to adapt to the ongoing shift in the U.S. government’s mission needs and procurement processes, where economics, agility, rapid capabilities, and heritage drive customer decision making. We deliver mission-critical solutions in a zero-tolerance for error environment where systems must work and we believe we are positioned to capture an outsized share of growth in our core markets. York provides customers a vertically integrated, full technology stack of solutions including design, production, integration, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle. York has significant space heritage, having flown 74 missions, created 17 products with flight heritage, and logged over four million on-orbit hours. York’s position as a prime enables us to monetize the entire space vertical from launch to mission operations, from spacecraft to payloads, and from edge computing to data transfer.

York was founded in 2012 by our current CEO, Dirk Wallinger, to create an innovative space technology mission prime, with a goal of meeting the evolving national security threats from space by providing mission-critical spacecraft at scale, faster, and at lower cost. We believe that York’s proven production and delivery capabilities place it among a very limited number of companies who have the capability to deliver the required solutions for the Golden Dome based on its current timeline. We provide our customers with the ability to quickly and effectively field responsive space-based technologies. We have a demonstrated ability to win contracts in space and are a trusted partner to U.S. national security, intelligence and defense agencies, such as

[1]	A primary contractor (“prime”) that leads major defense programs and deals directly with the Department of Defense.
[2]	A real-time, military tactical data link network used by the U.S. government and NATO.

the U.S. Air Force and the Space Development Agency (“SDA”), as well as commercial and civil customers. Our proprietary hardware, software and mission operations solutions are designed to address the United States’ national security priorities: missile defense (crucial to the Golden Dome), counter-space capabilities, and space domain awareness.

Increasing geopolitical tensions are driving near-peer adversaries to invest heavily in military space capabilities to gain advantage in orbit—the next domain in global conflict. In today’s threat environment, rapidly deployable satellites are critical to maintaining space superiority and countering these emerging threats. This paradigm shift in global warfighting is driving significant growth in defense spending, with the global satellite market projected to grow by approximately $320 billion to over $600 billion at approximately an 8% Compound Annual Growth Rate (“CAGR”), up from approximately $280 billion in 2022 according to Allied Market Research. This growth is supported by the Golden Dome, the space intelligence community and the DoD’s PWSA program. We have invested in our infrastructure and expanded our production capabilities with a goal of meeting this evolving threat while growing our backlog to approximately $700 million and 107 spacecraft.

We believe we distinguish ourselves from other space mission primes by offering a fully integrated portfolio of proprietary spacecraft, software and services. Our versatile spacecraft are built on a modular platform, allowing us to move quickly from design & development to deployment to meet our customers’ needs for their rapid response missions. In addition, we provide software throughout the space layer, including flight control and edge computing, and we recently added more than 45 ground antennas in connection with our acquisition of ATLAS Space Operations (the “ATLAS Acquisition”). Our software is designed to enable autonomous, real-time decision making and constellation management to support mission execution. By coupling spacecraft production with mission operations and ground integration, we offer a turnkey solution designed to reduce technical and programmatic risk for both government and commercial customers.

Our capabilities include a differentiated suite of spacecraft solutions with proven, common technologies. We offer the S-CLASS, LX-CLASS, and M-CLASS spacecraft, which are high-quality, low-cost satellite platforms that are proven and scalable to a wide array of space market needs. Our spacecraft are supported by proprietary satellite software enabling versatile integration of a variety of payloads for customers and supply chain commonalities across platforms. The various spacecraft classes are designed and engineered to address a broad cross section of the spacecraft market while maximizing payload accommodation. The LX-CLASS is double the mass of the S-CLASS and leverages the S-CLASS design, sharing more than 90% of its technology with the S-CLASS, to offer a specialized platform with enhanced capabilities. Similarly, the M-CLASS utilizes the previous satellite platform designs, sharing approximately 75% of its technology with the S-CLASS and LX-CLASS, while greatly enhancing scale and power for payloads up to 1,000 kg and 8kW peak power consumption. This vertically integrated, cost-effective, scalable model is designed to deliver highly effective end-to-end capability for our customers.

York’s spacecraft architecture framework results in significant commonality across platforms and software, allowing for scalable solutions at lower cost. York’s three different platforms share approximately 75% of parts and systems leading to material cost reductions while maximizing product quality. This approach also reduces Non-Recurring Engineering (“NRE”) cost associated with platform development while reducing failure risks inherent to a unique design. Key in-house hardware components include Command and Data Handling (“C&DH”), Attitude Control Systems (“ACS”), Electrical Power Systems (“EPS”) and production testing. These components complement our spacecraft production while our software-enabled services underpin autonomous, resilient operations and support key defense technologies.

While the standardized spacecraft architecture framework provides scalable building blocks for rapid constellation deployment, York’s proprietary software supports key elements of operational success from mission planning to ongoing mission operations. Autonomous constellation planning and hands-off operations are essential for managing the increasing quantity of spacecraft deployed in orbit. Technologies include the Multi-Mission Operations Center (“M-MOC”), a secure, cloud-based, autonomous, command structure that manages multiple York spacecraft, and Bastion, York’s mission-ready ground software solution, which allows operators to manage entire fleets from a single ground architecture. York hardware and software solutions are vertically integrated across the technology stack.

Our model allows us to procure recurring revenue driven by ongoing satellite-based software and services as well as hardware replacement cycles. Once spacecraft are fielded, York provides continuous operational support and proprietary software solutions, including on-spacecraft upgrades during the full orbital lifespan. Contracts have historically provided a fixed cost for software maintenance with upgrade options available for purchase. The expected replacement cycle for the current portfolio of space vehicles is approximately five to six years. York’s full lifecycle solution and ongoing operational support distinguishes York from its competitors, positioning us to act as prime for the replacement and potential expansion of competitors’ aging constellations. As a result, we expect our recurring revenue to increase as the installed base of spacecraft in orbit grows, creating a highly visible revenue model, accelerating growth and increasing margins.

We believe our integrated spacecraft solutions make us a preferred government provider. Our space technology has proven itself in military exercises, demonstrating seamless integration and autonomous hands-off operations. This elevates our ability to serve more demanding missions and customers across the full mission lifecycle. We leverage our proprietary software across spacecraft classes and support all industry standard payload data interfaces on our vehicles. Competitors who design single-system software solutions, outsource their software solutions and spacecraft manufacturing, or do not have a diversity of spacecraft platform systems are at a competitive disadvantage with many roadblocks to rapidly deploying advanced systems. York maintains a strong and strategically vital partnership with the DoD’s PWSA. The DoD’s SDA is responsible for rapidly developing and fielding next-generation space capabilities to enhance national security, while the PWSA is its flagship initiative to build resilient, proliferated Low Earth Orbit (“LEO”) constellations supporting global warfighting needs as near-peer adversaries are increasing their anti-satellite, intelligence gathering, and signal jamming and spoofing operations from space. Our innovative, modular satellite platforms and rapid production capabilities, make us the leading provider to the PWSA and the largest awardee by quantity of spacecraft (136), most contracts (6), and most spacecraft in-orbit (33). We have been awarded more missions than any other prime, demonstrating our leadership position across three key elements of government contracting: price, speed, and capabilities. We offer attractive pricing, superior delivery speed, and comprehensive capabilities across spacecraft, software, and ground stations. In 2024, York became the first company to demonstrate Link-16 in space, and in 2025 York and SpaceX were the first to achieve LEO-to-LEO laser link between PWSA vendors and space-to-ground laser links, representing how York’s continued technological innovation sets us apart. York has become an important provider in the long-term national security vision for resilient, proliferated space architecture.

Our cutting-edge facilities and manufacturing footprint are purpose-built to support the rapid development and production of our S-CLASS, LX-CLASS, and M-CLASS spacecraft. York is vertically integrated, assembling key spacecraft components in-house. This approach is designed to mitigate supply chain risk, support our ability to offer competitive pricing, and enable rapid fielding of solutions to our customers. Following the opening of our 60,000 square foot Potomac facility in August 2023, we have quadrupled production capacity and believe we will be able to meet demand to manufacture and test over 1,000 satellites annually, supporting our position as a leader in rapid, high volume spacecraft delivery. This deliberate investment in infrastructure is meant to create a durable competitive advantage, enabling us to capitalize on the rapidly growing space economy with the ability to reliably deliver spacecraft faster and more affordably than traditional primes.

York Architects the Entire Mission

York’s Key Highlights

Positioned to capitalize on significant tailwinds in the rapidly growing space economy

The global space economy is expanding on the back of national security imperatives, proliferated LEO constellations, and commercial demand for earth observation, communications, and space domain awareness. We expect that accelerating government prioritization of resilient space architectures and responsive launch through programs such as the Golden Dome, combined with falling component costs and maturing standardized subsystems, will create sustained demand for years to come. York’s spacecraft platforms, rapid manufacturing, and software-driven operations align directly with these trends, enabling faster deployment cycles and lower delivered cost per mission.

The Golden Dome presents a significant opportunity with a projected near-term budget of approximately $27 billion and approximately $175 billion total spend allocated to missile warning and tracking, secure low latency data relay, geolocation and targeting, data links to tactical platforms, sensor custody, missile orchestration, and multi-layer defense. These satellite-based services offer an additional high margin, recurring revenue stream and multiple opportunities to expand, allowing government customers to reduce acquisition timelines and costs. Extensive budgetary resources are already obligated to fund Golden Dome with significant capital infusions expected in the future.

With governments and private enterprises racing to secure their role in the new space era, York offers a proven, differentiated model that combines innovation with execution. We believe our ability to deliver reliable satellites at scale not only addresses today’s market but also positions us to be a long-term leader as new commercial applications, from broadband to autonomous systems, drive growing demand for space infrastructure. York stands at the intersection of innovation and opportunity, ready to capture value from what we believe will be the fastest growing frontier of the 21st century.

Leading pure-play, space-mission prime providing critical solutions across the entire value chain and through the full mission lifecycle

We are a mission prime focused on delivering end-to-end solutions—from platform design and payload integration to launch, on-orbit commissioning, and sustained operations. This pure-play focus supports mission assurance and accountability while streamlining processes throughout the mission lifecycle. Standardized avionics, flight software, ground systems, and mission operations support predictable performance across mission classes, while configuration-controlled interfaces permit tailored payloads without re-architecting the spacecraft platform. This full-stack capability can reduce NRE, shorten schedule, and reduce execution risk for government and commercial customers.

Further differentiating our products, our spacecraft platform development efforts are market driven and align with rocket payload volume. The M-CLASS platform is designed to maximize existing and future launch capacity. We are currently capable of placing 25 M-CLASS platforms in a SpaceX Falcon 9 and several other close-to-market rockets, and we expect to be able to place 120 units in a SpaceX Starship. This packing factor is meant to maximize payload volume and enable York to continue to offer its attractive solutions at lower cost compared to our competitors. With Falcon 9 operational today, and Starship expected to begin offering services within approximately the next two years, we expect the M-CLASS will enable York to offer best in market capabilities for at least the next four to five years. York will continue to monitor new rocket developments, matched with customer demand signals, to evaluate any potential new platform development efforts needed to meet those demands.

Our software evolves as missions change, constantly integrating advanced autonomous functionality and computer processing to maximize capabilities. Software upgrades are continuously “pushed” to our in-orbit spacecraft to continue to upgrade security, implement advanced safety controls, and ever increasingly imbed autonomy. The three software development groups—Flight Software, Ground Software, and Mission Planning—regularly plan, schedule and deploy software updates to ensure we provide superior performance through the full mission lifecycle.

We have expanded our product and mission solutions to become a differentiated full-service provider of satellite-based services to the U.S. government. We intend to leverage our position as the incumbent to win future contract awards and we believe we are well-positioned to outpace legacy providers. We are a leading provider for the PWSA, as we offer lower costs per satellite compared to our competitors and fast delivery on each constellation tranche while meeting the government’s procurement strategy with agility and cost-effective innovations.

Vertically integrated, standardized, cost-effective, scalable, rapid manufacturing model delivering high value at scale with advanced proprietary software

York’s vertical integration, spanning spacecraft platforms, avionics, power and data handling, automated test, and integrated flight and ground software, drives a repeatable production system with learning-curve cost reductions. Our modular, backward-compatible design approach allows us to maximize common components and streamline production, increasing efficiency and scalability. At the same time, our advanced digital processes and disciplined production management are designed to reduce cycle times, minimize work, and ensure consistent delivery performance. Proprietary operations software and federated ground integrations lower operating costs per satellite and scale fleet management efficiently. The result is lower cost per unit, faster design-to-orbit timelines, and durable margin advantages as volumes rise.

Our price-point, demonstrated in-orbit performance, and leading delivery timelines represent a distinct competitive advantage as exhibited by winning contracts in PWSA’s Tranches 0, 1, and 2 with the lowest cost per satellite of any provider. As the number one provider to PWSA by quantity of spacecraft, number of contracts, and number of spacecraft in-orbit, we believe we are well positioned for continued growth with more satellites under contract for the PWSA than the next two traditional prime providers, and more than the next seven providers combined. Our business model and mature production capability is designed to lead to faster, more reliable delivery while demonstrating proven in-orbit capability. We are the first and only company to execute Link-16 communication directly to terrestrial assets from space, and to further demonstrate our advanced technologies, we have demonstrated in-orbit inter-satellite laser links, in-orbit inter-vendor laser links, in-orbit space-to-ground laser links, in-orbit maneuvering, and Ka-Band capability (which enables satellite communications to handle large amounts of data) while simultaneously operating five different missions from our classified and unclassified M-MOCs.

These efficiencies are reinforced by a spacecraft platform family approach that shares technology and suppliers across S-CLASS, LX-CLASS, and M-CLASS platforms, reducing qualification churn and long-lead risk. By coupling scaled production with flight-proven autonomy, mission planning, and collision-avoidance capabilities, York can field spacecraft rapidly for defense and commercial constellations without sacrificing reliability. The software-enabled stack supports hands-off operations and responsive tasking, which further compresses total lifecycle cost and improves asset utilization. This combined hardware-software strategy positions York to meet proliferated LEO and Geostationary Earth Orbit (“GEO”) demand with predictable delivery, scalable manufacturing, and competitive total cost of ownership.

Deeply entrenched with key USG customers and a demonstrated ability to win contract awards

York possesses Secret, Top Secret (“TS”), and Top Secret / Sensitive Compartmented Information (“TS / SCI”) clearances and can execute Intelligence Community (“IC”) and DoD missions today, while long lead times to obtain such clearances and secure necessary production facilities hinder new entrants from performing critical Golden Dome work today. York aligns our spacecraft platform baselines and accreditation artifacts to prevailing U.S. government requirement sets, enabling faster Risk Management Framework progression and quicker Authorizations to Operate, which translate into accelerated fielding and responsive tasking. This rigor, combined with pre-engineered cybersecurity and configuration-controlled software releases, underpins wins across space domain awareness, tactical Intelligence, Surveillance and Reconnaissance (“ISR”), and resilient communications where schedule assurance and operational autonomy are decisive. Our use of common avionics, power, and data handling across spacecraft classes reduces qualification churn and simplifies mission assurance, while pre-certified payload interfaces shorten integration timelines and reduce NRE. Together, these elements increase proposal credibility on schedule, cost, and technical readiness—key determining factors in competitive acquisitions.

Our advantages extend beyond cost to include capacity production, a mature and resilient supply chain, two classified M-MOCs and critical system ownership, and demonstrated on-orbit performance success. York has proven the capability for highly efficient manufacturing by delivering the Tranche 0 (“T0”) satellite constellation before competitors in 2022, then delivering Dragoon mission in seven months followed by the Bard mission one month later and finally 21 satellites launched for the Tranche 1 (“T1”) constellation before the other prime contractors. This production cadence exhibits a mature and robust supply chain and production delivery rhythm. With a mature production advantage, York intends to continue to improve supplier quality, automate production and testing, and eliminate NRE to lower costs and maintain a strategic advantage. Unlike competitors, York has two classified M-MOCs operating constellations today, giving York a significant capabilities advantage.

York’s multi-vehicle awards, Indefinite Delivery, Indefinite Quantity (“IDIQ”) positions, and commercial contracts signal trust in predictable execution and lifecycle cost advantages. A cultivated partner ecosystem enables bids that combine flight-proven hardware with software-enabled autonomy, mission planning, and collision-avoidance to compress delivery and commissioning milestones. Federated ground integrations and hands-off operations lower per-satellite operating costs and scale efficiently as constellations grow, enhancing asset utilization and mission responsiveness. The net effect is higher win rates, faster contract-to-orbit velocity, and improved unit economics as volumes rise, supporting York’s positioning for proliferated LEO demand and defense transport-layer architectures.

Attractive financial profile with well-defined backlog to fuel growth into the future

Our track record of success and our reputation as a trusted provider for our customers results in a highly attractive, recurring-revenue business model defined by significant backlog visibility. Strong customer demand and our leading position with the PWSA is the foundation of our financial profile with current backlog of approximately $700 million and 107 spacecraft.

Unlike many of our competitors, we almost exclusively use firm fixed-price contracts, which provide customers with cost certainty, eliminate budget overruns, and align our incentives with efficient, high quality delivery. We believe our near-term growth potential is supported by entrenched relationships with key government customers, complemented by upside from well-regarded commercial accounts, which together enhance visibility, backlog durability, and mix quality.

Standardization and manufacturing scale continue to drive down unit costs and improve gross margins, while a growing base of multi-year contracts and options strengthens revenue predictability and cash conversion. The current U.S. administration’s emphasis on missile defense priorities provides a supportive backdrop for sustained investment in resilient space architectures aligned with our integrated “spacecraft + software + ground” model.

York is expanding into higher-margin, recurring services such as operations-as-a-service, software licensing, software annual support contracts, managed ground, and secure data delivery, leveraging our unified platform. Recent inorganic growth initiatives, such as the recent ATLAS Acquisition, add a software-led, single-Application-Program-Interface (“API”) ground layer to improve resilience and accelerate delivery. The goal of this shift in our mix of revenue, along with disciplined supply-chain management and target-cost design, is to support sustained growth and improve return on invested capital, while prudent backlog risk-weighting preserves forecast quality. York’s demonstrated competitiveness in proliferated LEO / GEO programs and integrated space-to-ground delivery strengthens our business and we believe will allow us to continue to win as large contracts come to market, positioning us to translate identified demand into booked backlog and profitable revenue at scale.

Experienced management team instilling a culture of innovation and efficiency

York’s leadership blends deep flight heritage with high-volume manufacturing and software automation knowledge. Led by a strong founder and CEO, Dirk Wallinger, and a bench with deep technical expertise, the team has a history of innovation that pairs mission assurance with design-to-cost discipline. Our team has a track record of translating proven flight practices into repeatable, scalable production.

Clear platform roadmaps and measurable operating metrics anchor accountability, while empowered cross-functional teams compress decision cycles and accelerate delivery. Investment in autonomy, secure over-the-air updates, and edge processing keeps York at the forefront of capability without stranding customer investments, thanks to backward-compatible interfaces across S-CLASS, LX-CLASS, and M-CLASS platforms. This operating system supports faster schedules, lower unit costs, and higher reliability, increasing our ability to achieve contract wins as larger programs come to market.

We have had success recruiting and maintaining high quality talent by leveraging our exciting missions, the breadth of our mission scope, and providing impact across the entire spectrum of space and defense. Our headquarters in Colorado places us at the center of the nation’s second largest aerospace economy, giving us access to one of the largest concentrations of skilled aerospace talent and providing a strong and sustainable recruiting pipeline.

Beyond our headquarters, we have six locations in the Denver metro area, and Center of Excellence locations in Austin, TX, Laurel, MD, Washington, DC, Traverse City, MI, Colorado Springs, CO, and South Africa allowing for a national recruitment capability to enable us to recruit top tier talent nationwide.

Our Mission Solutions

We offer mission solutions across several complementary product categories: Components, Subsystems, Spacecraft Platforms, and Software-Enabled Services. Common technologies, components, and engineering expertise are woven across our spacecraft platforms and the software stack that plans, flies, and operates them—creating a cohesive, vertically integrated ecosystem. Where the cost of failure is high, our evolutionary, flight-proven designs, robust in-house manufacturing, and deep mission operations experience enable rapid, reliable deployments with a high-value cost profile. This integration reduces supply-chain risk, shortens lead times, and supports turnkey delivery from component manufacturing and payload integration through launch coordination, ground integration, and sustained operations.

Spacecraft Platforms

Our S-CLASS, LX-CLASS, and M-CLASS platforms are high-quality, low-cost, versatile spacecraft designed to scale across diverse mission needs:

S-CLASS

A low-cost, payload-capable platform with competitive on-orbit life, tailored for rapid fielding and flexible use cases. Delivery for launch can be as early as 60 days after payload receipt. The base configuration provides an attractive low-cost entry point for customers, with multiple enhancement kits available to tailor performance without extending schedules. The S-CLASS is designed for payloads up to 85 kilograms with a 500W peak power system.

LX-CLASS

Roughly double the mass of the S-CLASS and based on a flight-proven design, the LX-CLASS supports heavier, more complex payloads and aligns with next-generation transport layer architectures. It shares approximately 90% of the technology with the S-CLASS to minimize risk and lead times and is capable of up to two terabits of instrument data storage. Enhancement kits provide added capability without lengthening execution timelines. The LX-CLASS is designed for payloads up to 300 kilograms with a 1.5kW peak power system.

M-CLASS

Our largest, most powerful spacecraft, designed for payloads up to 1,000 kilograms and 8kW peak power system. Optimized for high-demand Earth observation and communications missions, the M-CLASS platform shares approximately 75% of the technology with the S-CLASS and the LX-CLASS to streamline procurement and production. The M-CLASS is engineered to deliver competitor-equivalent capabilities at roughly half the cost.

Critical Components

Our in-house critical components are designed to deliver mission assurance, production scalability, and high performance for processing, responsive tasking, and resilient constellation operations. The primary flight computer is a rugged, radiation-tolerant unit that acts as the mission manager within a distributed computing architecture, orchestrating guidance, navigation, and control; command sequencing; payload operations; power and thermal coordination; and fault detection, isolation, and recovery with deterministic real-time behavior and safe-mode resilience. Complementing the primary flight computer, the secondary flight computer augments capability with high-accuracy timing and time distribution, large-capacity mass memory management, dosimetry for radiation environment monitoring, and high-fidelity analog-to-digital acquisition to enhance data custody, autonomy, and system health insight.

Our three-axis stabilized attitude control subsystem delivers tight pointing accuracy and low jitter suitable for next-generation military and commercial payloads by integrating star trackers, inertial sensors, reaction wheels, and torque actuators with robust estimation and control algorithms, enabling long dwell, rapid re-task, and agile off-nadir slews. The power conditioning and distribution unit employs a modular architecture that scales to mission needs, providing regulated rails, battery charge management, protection features, flexible interface tailoring, and telemetry-rich monitoring that support graceful degradation, load shedding, and platform stability across dynamic load and eclipse scenarios.

Finally, our Special Test Equipment (“STE”)—comprising custom electrical ground support equipment, harness and printed circuit board (“PCB”) fixtures, boundary scan, hardware-in-the-loop simulation, and automated functional test—reduces cycle time and increases test coverage, boosting first-pass yield and accelerating delivery.

Software-Enabled Services

Our proprietary software suites, both in orbit on the spacecraft and on the ground in our operation centers, integrates mission planning, ground operations, and autonomous flight control to deliver resilient, low-touch operations across single satellites and large constellations. Designed for rapid re-tasking and high availability, the stack streamlines end-to-end workflows reducing operator workload while increasing tempo and reliability for civil, commercial, and defense missions. Integrated coupling between flight and ground software enables closed-loop automation, deterministic behaviors under off-nominal conditions, and secure, auditable operations suitable for contested environments and rigorous mission assurance. Our satellite software allows our constellations to operate fully autonomously for days, weeks, and months—implementing continuous telemetry checks, system monitoring, tasking execution, constellation management, and safety protection monitoring all while adapting to a constantly changing, challenging environment. These robust operating capabilities make our satellite constellations more like autonomous vehicles operating independently to accomplish the goals of our customers.

Our ownership of the flight software on the satellite, the ground software operating the mission planning, and software coordinating our more than 45 ground antennas creates a robust global network of communication and collection nodes. This global network enables the ability to self-heal from failures and reroutes communication channels across in-orbit constellations and global ground stations. York’s proprietary software and combined ecosystem ownership connect in-orbit edge processing with ground-based cloud computing and AI enabling best-in-class autonomous operation.

In mission operations, we execute through flight and ground software integration that supports autonomous, hands-off execution of routine activities and rapid response to evolving requirements. Telemetry trending, rule-based alerting, and scriptable command automation allow operators to define intent while the system performs validation, timing, and execution. For defense users, our environment supports integrated military exercise capabilities, including scenario injection, time-tagged playback, and secure role-based controls, enabling realistic training and rehearsal without disrupting live operations.

For attitude control and flight software, we provide flight-proven subsystem management alongside precision pointing, navigation, and control algorithms tailored to demanding imaging and communications payloads. Our systems incorporate built-in safeguards and automated recovery protocols that are designed to quickly identify issues, isolate faults, and reconfigure operations. This enables continued performance and rapid restoration to normal operations with minimal disruption. This architecture enhances continuity of service, shortens average recovery time, and supports resilient spacecraft capabilities in dynamic or contested space environments.

Our Industry and Addressable Markets

York’s business operates in the development, production, deployment, and control of spacecraft used for national security and commercial operations within the broader space economy. A global war is being fought in space and York’s capabilities are critical to countering U.S. adversaries. To maintain space superiority and ensure national security from space, the U.S. Air Force has focused on the following priorities: missile defense and the Golden Dome, counter-space capabilities, and space domain awareness. We are the prime provider of assured, reliant, low-latency military data and connectivity to the warfighter and are positioned to provide global warning, tracking and targeting of advanced missile threats, including hypersonic missile systems used by our near-peer adversaries.

We believe our main sources of competition are companies providing spacecraft solutions that enable on-orbit and in-space services as a prime contractor. According to McKinsey’s Space report from 2024, the global space economy is projected to reach $1.8 trillion in value by 2035 driven by accelerating national security and commercial demand. National security and advancements in space-based technologies are core focuses of the U.S. government on a bi-partisan basis and closely align with the key messages from the current administration regarding space. Given the critical role of space across the defense, national security, and commercial sectors, customers seek out trusted providers with proven, flexible, and responsive capabilities to deliver critical missions. As a provider of a vertically integrated, full technology stack of solutions including design, production, integration, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle, we are poised to grow in this attractive market.

We believe our Total Addressable Market (“TAM”) will be approximately $140 billion by 2028.3 Our solutions also address critical space needs in applications, including in-space operations, data communications, and threat security capabilities. Our expanding complementary products and services in the defense and space market enable us to capture additional verticals within this ecosystem going forward, which is expected to reach $9 billion in value by 2030 according to Research and Markets. Space Force has been exploring dynamic space operations, which involves allowing satellites to move freely in and out of orbit. Given the ongoing global race to win in “satellite dogfighting,” Space Force is increasingly focused on ensuring space superiority by defending satellites with on-orbit solutions. As near peer threats rise in space and the U.S. government examines proactive orbital deterrence systems, we expect our spacecraft solution will become an essential part of the U.S. and allied nations’ security posture and for our TAM to expand accordingly.

Competitive Strengths

Scaled, Modular Space and Defense Technology Mission Solutions

We are pioneering scaled, modular space and defense technology solutions that redefine how missions are designed, deployed, and sustained. At the core of our offering is a satellite architecture built for flexibility and scaled production, allowing customers to configure platforms for a wide range of mission sets, from commercial communications and Earth observation to national security and defense applications. This modular approach is designed to not only accelerate deployment timelines but also drive significant cost efficiencies.

Coupling this scalable platform with vertically integrated production and in-house technical expertise enables York to deliver the full-spectrum of mission solutions with differentiated speed, reliability, quality, and value. Our advanced facilities and proven execution capacity allow for the rapid assembly, testing, and fielding of satellites and defense systems, while ensuring mission assurance under the most demanding conditions. This combination of scale, modularity, and mission-driven execution positions York at the forefront of the trillion-dollar plus Space economy.

Purpose-Built, Vertically Integrated Infrastructure Creates Differentiation

We control all the critical steps in the spacecraft lifecycle, including: design; assembly, integration, and test (“AIT”); automated test; launch coordination; on-orbit mission operations; and ground stations—all supported by digital work instructions, hardware-in-the-loop verification, and takt-time scheduling. This footprint, coupled with qualified dual-source supply for radiation-tolerant components, allows for learning-curve cost reductions and predictable schedules at volume. The combination of manufacturing scale, standardized qualification evidence, and integrated ground operations is difficult to replicate and shortens Authorization to Operate cycles for government programs.

Our disciplined manufacturing playbook combines high-volume production techniques and software automation to drive predictable quality and shorter cycle times at one of the lowest costs-per-satellite when compared to competitor bids on PWSA contracts. We expect this price advantage to grow as our satellite production scales to meet the demand of our defense, government, and commercial clients.

[3]

Our TAM represents the sum of budgeted programs where we actively compete, combined with an estimate of future budget allocations we expect will be made by future Congresses and we believe we are well positioned to capture.

Innovative Technology and World-Class Technical Expertise

York has changed the economics of space with a suite of innovative, technologies that dramatically lower costs while accelerating time to orbit. At the heart of York’s model is our modular satellite spacecraft architecture—engineered for scalability, rapid production, and mission flexibility across commercial, civil, and defense applications. By combining proprietary designs with a streamlined manufacturing process, York delivers high-performance satellites faster and more cost-effectively than traditional and emerging aerospace players. This disruptive approach positions the company as a category leader in unlocking new markets and enabling customers to achieve their mission goals with speed and efficiency.

What truly sets York apart is its world-class technical expertise and proven execution. Backed by an experienced team of aerospace engineers and mission specialists, York manages the full lifecycle—from design and manufacturing to launch integration and on-orbit operations—with precision and reliability. This integrated capability ensures mission assurance at every step, making York a trusted partner for government agencies. The combination of proprietary innovation, technical mastery, and operational excellence creates differentiation, which we expect to enable York to scale rapidly in the space industry.

Proven Track Record with Government, Defense, and Commercial Customers

We have demonstrated repeat wins through multi-vehicle awards, options, and frameworks that value mission assurance, cost transparency, and delivery velocity. Standardized accreditation frameworks, pre-certified payload interfaces, and proven launch and operations performance reduce customer risk and accelerate time to deployment. Our performance history across PWSA Tranches 0, 1, and 2 as well as our successful launches with the SDA and NASA translate to strong references, faster award cycles, and growing share across defense, civil, and commercial segments. For example, our space vehicles have participated in multiple military exercises.

•

Space Defense Agency: We were a prime awardee on SDA contracts across Tranches 0, 1 and 2 with an incumbent position leading into Tranches 3 and 4. Our longstanding relationships with key government agencies and reputation for on-time, on-budget delivery of spacecraft strengthens our position to win PWSA replenishment and expansion opportunities. We have provided the most satellites to PWSA at roughly half the cost of competitors, positioning us exceptionally well to continue to receive a large share of PWSA awards.

•

Golden Dome: To maintain space superiority and ensure national security from space, the U.S. Space Force has a projected near-term budget of approximately $27 billion and approximately $175 billion total spend to fund the Golden Dome project. We believe our core capabilities and proven on-orbit capabilities make us a leading candidate to win and expand contracts in this strategically vital project.

•

Intelligence Community: As evidenced by recent legislation dictating increased competition in traditionally sole source award areas like the IC, Congress desires a low-cost provider for missions where we provide the best value and lowest cost demonstrated capability. We believe we are positioned well to capture a significant portion of the addressable market being one of the only proven proliferated spacecraft primes with on-orbit DoD success.

•

NASA: York developed and successfully coordinated the launch of BARD, a commercial satellite mission developed with NASA and Johns Hopkins Applied Physics Laboratory. The mission supports NASA’s long-term goal of transitioning its space communications architecture to a commercial model, making space infrastructure faster and more accessible. Looking forward, we see significant opportunity to expand this relationship as NASA advances its priorities in earth science and commercial partnerships for sustained space operations.

Key Beneficiary of Secular Space Tailwinds

We believe York is well positioned to benefit from powerful secular tailwinds reshaping the global space economy. The rise in government and commercial demand for resilient, low-cost, and rapidly deployable space assets is driving sustained investment across defense, communications, and earth observation. U.S. defense initiatives, particularly SDA’s proliferated architecture and related programs like PWSA and the Golden Dome, are expanding budgets for satellite constellations that require scalable, modular solutions to counter the rising global threat environment. Near-peer adversaries are increasing their defense budget with a growing focus on their offensive and defensive military space capabilities. York’s spacecraft and software solutions were developed to be the full-service space solution to these rising threats for our government and commercial customers.

Concurrently, the commercial sector is fueling unprecedented growth in launch cadence, data-driven applications, and in-orbit services, creating durable demand for our high-volume, proven manufacturing capability and flexible satellite platforms. As barriers to entry rise with complexity, regulation, and capital requirements, we believe our proven execution, intellectual property, and established production prowess position us to capture an oversized share. These long-term structural shifts ensure we are not only aligned but also positioned to lead over the next decade of accelerated space growth.

York is also well positioned to serve a growing base of commercial telecom customers who can leverage our scalable, low-cost satellite platforms to expand connectivity and data services worldwide. As demand for resilient, high throughput constellations accelerates, we intend to deepen these partnerships and capture future opportunities in broadband expansion, secure communications and next-generation global networks.

Trusted Full Solution Provider to U.S. Department of Defense Space Programs

We have established ourselves as a trusted partner to the Department of Defense by delivering full-spectrum solutions across the space mission lifecycle. Through our proven execution under the DoD’s PWSA, and other national security programs, we have shown the ability to design, manufacture, and deploy space assets at speed and scale. Our vertically integrated facilities, combined with disciplined program management, enable us to consistently meet aggressive cost and schedule targets, cementing our reputation as a reliable partner to the DoD.

Building on this foundation, we are strategically expanding from a supplier of physical satellites to a software-driven solutions provider. While our scalable, modular hardware remains best-in-class, our long-term value creation increasingly comes from delivering advanced software capabilities—ranging from constellation management and mission operations to secure communications and data exploitation. These offerings extend the life and utility of our deployed platforms, embed us deeper into DoD workflows, and differentiate us well beyond the satellite platform itself.

This evolution helps us capture higher-margin opportunities while strengthening our role as the DoD’s trusted mission partner. By pairing proven hardware with software-enabled services, we deliver end-to-end solutions that improve resilience, reduce mission risk, and generate sustained value throughout the program lifecycle. In doing so, we are a full-spectrum provider of integrated space solutions, trusted both for what we build and how we enable mission success across the defense space enterprise.

York is A Leader Throughout The Space Layer Ecosystem

S-CLASS
LX-CLASS
M-CLASS
Optical
Flight Computers
Analog & Telemetry Boards
Power Switching Boards
ACS Flight Computers
ACS Components
Power Control & Distro Units
Mass Memory & Processing
PCBS & COMPONENTS
FLIGHT SOFTWARE & AUTOMATION
Edge Compute
Multi-Beam K-Band Link
Link-16
SPACECRAFT
Ground Software,
Planning & Automation
CLOUD
Edge Compute
GROUND STATIONS
MISSION PRIME

Experienced Management Team and Employee Base

Our mission-focused leadership team, with decades of experience across advanced engineering and manufacturing sectors, is driven by a commitment to excellence and unified behind our mission. Our team possesses the leadership, operational and financial experience necessary to successfully lead York through its continued growth:

•

Dirk Wallinger, our founder and Chief Executive Officer, has more than two decades of experience in the aerospace and defense sectors, bringing both leadership and a highly technical background to York. He has executed numerous strategic and long-term partnerships, both domestic and international, with industry leaders including Jet Propulsion Laboratory, NASA, RUAG, Terma, US Air Force, U.S. Army, AAC Clyde, and the Netherlands Space Office. Prior to starting York, he was a principal engineer on multiple space vehicles, including GeoEye1, ORS-1, Fermi Gamma Ray Observatory, NFIRE, and numerous classified programs at Orbital, General Dynamics, and Lockheed Martin.

•

Kevin Messerle, our Chief Financial Officer, has over 20 years of finance experience, most recently leading all credit investments for Summit Partners in the Energy, Transportation, Automotive, and A&D sectors. He previously spent time at Davidson Kempner Capital Management leading the direct lending business, several investment roles at GE Capital, and was a design engineer at GE’s locomotive division.

•

Monica Palko, our Chief Legal and Administrative Officer, has more than 30 years of legal and executive experience. At York, she oversees contracting, compliance, governance, human capital management, and strategic administration. She previously served as Vice President and General Counsel of Lockheed Martin Space and as a Trial Attorney at the U.S. Department of Justice. She served on the Global Board of Directors for the Association of Corporate Counsel from 2018 through 2023.

•

Devjyoti Rudra, our Chief Supply Chain Officer, brings over 25 years of expertise having held leadership roles in aerospace manufacturing businesses including at GE Aviation and United Technology. Prior to joining York, Rudra served as a Vice President at AE Industrial Partners focused on the scaling of innovating aerospace companies using lean manufacturing practices.

•

Melanie Preisser, our General Manager and EVP, has over 25 years of diverse corporate and government experience. Prior to joining York, she held positions at the NRO, SBIRS Ground Systems, Office of the Under Secretary of Defense, and Stratolaunch. She began her career as a U.S. Airforce Company Grade Officer.

•

Michael Lajczok, our Chief Technology Officer, has over 18 years of engineering experience. He assumed the CTO position during the development and debut of the S-CLASS spacecraft. Prior to becoming CTO, he served as Vice President of Mission Solutions at York. He began his career working as a Thermal Engineer at Northrup Grumman on numerous NASA programs and Thermal lead for SAIC.

We employ a technically skilled, sizeable, and diversified workforce of more than 660 dedicated employees, with approximately 339 holding security clearances and approximately 50 more in progress as of September 9, 2025. Since 2021, our headcount has increased by 350% to meet expected future demand and scale operations and manufacturing. As of September 9, 2025, over 50% of our employees were engineers across 10 different engineering disciplines, focused on developing, refining, and manufacturing our products and solutions with the same quality and efficiency that we have established ourselves as providing.

Executive
3%
Supply Chain
5%
Business
Development
3%
Production
19%
660+
Total Employees
Engineering
53%
Corporate
Functions
18%

Growth Strategy

Continue to Exercise Demonstrated Ability to Win

Our growth strategy is anchored in strengthening and expanding our ability to win future contracts across defense space programs. We have a proven track record of cost-effective, on-time delivery under the PWSA, a vertically integrated production model that enables security and scale, and proprietary technology that differentiates us from competitors. By continually investing in modular designs, software-enabled solutions, and production capacity, we reinforce the attributes the DoD values most: speed, resilience, affordability, and mission assurance. These competitive advantages create a clear path for us to continue to win contracts as demand for proliferated, low-cost constellations and integrated software platforms accelerate.

Looking forward, we are deliberately strengthening our partnerships within the defense ecosystem to sustain our growth. This includes expanding our role from hardware supplier to full-spectrum solution provider, embedding our software offerings into mission operations, and pursuing adjacent opportunities in missile defense, sensing, and secure communications. By aligning our capabilities with long-term DoD priorities and demonstrating continued execution, we are positioned to win the next generation of contracts.

Spacecraft platform baselines and scalable common technologies reduce schedule and technical risk and drive sustainable growth and margin expansion

We are leveraging spacecraft platform baselines and scalable common technologies to reduce schedule risk, lower technical complexity, and ensure repeatable success. By designing around a proven, modular architecture, we can deliver satellites and supporting solutions on compressed timelines with predictable performance. This approach not only strengthens our customers’ confidence in our ability to execute but also creates cost advantages that enhance our competitiveness in large-scale government programs.

This disciplined technology strategy also drives sustainable growth and margin expansion. Common platforms allow us to scale production efficiently, spread R&D investment across multiple programs, and transition more seamlessly into software-enabled solutions that extend the value of our hardware. The result is a business model that is designed to combine reliable delivery with higher-margin, recurring revenue streams. By pairing standardization with scalability, we are building a foundation intended to support durable growth that positions us to capture an increasing share of defense spending while improving profitability.

Continued Accretive M&A Complementary to Our Existing Offerings

York has a proven history of using mergers and acquisitions to strengthen capabilities, expand market presence, and accelerate growth—most recently demonstrated by the ATLAS Acquisition in August 2025 and Emergent Space Technologies in 2023. The addition of Emergent brought deep expertise in mission design, flight dynamics, and software engineering, enhancing our ability to deliver sophisticated, end-to-end mission solutions for the DoD and NASA. More recently, the ATLAS Acquisition adds a leading ground-station platform with software-defined network capability to York’s portfolio, further integrating space-to-ground connectivity into end-to-end solutions. By combining York’s scalable, modular spacecraft with ATLAS’s proven ground infrastructure and cloud-based control systems, York expects to be able to deliver a more seamless, reliant, and secure offering that directly aligns with the DoD’s demand for integrated space architectures.

Looking ahead, we will continue to pursue strategic M&A to expand our software and services footprint, deepen vertical integration, and accelerate entry into adjacent mission areas such as sensing, missile defense, and secure communications. The acquisitions of Emergent and ATLAS are emblematic of our strategy: targeting companies that not only enhance our technical capabilities but also embed us more deeply into our customers’ mission workflows. By pairing strong internal execution with strategic acquisitions like ATLAS, we aim to build a broad, high-margin company with the goal of leading the next decade of national security space growth.

We plan to expand our current product range through a deliberate mix of organic and inorganic growth that targets high-margin, scalable services closely aligned with our integrated platform. Organically, we intend to deepen software-defined operations, mission planning, and data delivery services that leverage our standardized S-CLASS, LX-CLASS, and M-CLASS architectures and unified flight/ground stack to reduce cost-to-serve and increase recurring revenue density per spacecraft. Inorganically, accretive transactions like the ATLAS Acquisition are expected to allow us to add differentiated, software-led ground and operations capabilities that improve win probability, shorten deployment timelines, and enhance space-to-ground resilience across programs. Together, this approach is designed to expand profitable business lines such as managed ground services, operations-as-a-service, and secure data delivery, while compounding scale benefits in procurement, accreditation, and tooling.

Risk Factors Summary

Investing in our common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. Some of the most significant risks we face are the following:

•

we may experience cost overruns on our contracts, including before final receipt of a contract, which would require us to absorb the excess costs and potentially reduce our cash flow and profitability;

•	concentration of our customers and backlog, in particular our largest customer, the SDA;

•	we may fail to implement and maintain an effective system of internal control over financial reporting, and as a result may not be able to accurately determine or disclose our financial results;

•	our operating results may fluctuate significantly;

•	significant competition in the global space and satellite market;

•	our failure to manage our growth effectively and our ability to achieve and maintain profitability;

•	any failure of our spacecraft systems and related software to operate as intended, resulting in warranty claims for product failures, schedule delays or other problems with existing or new products;

•	our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner;

•	our failure to establish and maintain important relationships with government agencies and prime contractors;

•

our future revenue and operating results are dependent on our ability to generate a sustainable order rate for our products and services, and develop new technologies to meet the needs of our customers or potential new customers;

•	our contracts with the U.S. government may be terminated by the U.S. government at any time;

•	we are dependent on our current CEO and other members of management, as well as our highly trained employees;

•	our dependence on contracts entered into in the ordinary course of business and our dependence on major customers and vendors;

•	the scarcity or unavailability of critical components used to manufacture our products or used in our development programs;

•	the market for spacecraft platforms and satellite software is still emerging and shifting, and the market may not achieve the growth potential we expect;

•	uncertain global macro-economic and political conditions, including the implementation of tariffs;

•	disruptions in U.S. government operations and funding and budgetary priorities of the U.S. government;

•	a failure of our information technology systems, physical or electronic security protections;

•	adverse publicity stemming from any incident involving us, our competitors, or our customers;

•	the failure to adequately protect our proprietary intellectual property rights;

•	the inability to comply with any of our contracts or meet eligibility requirements to obtain certain government contracts;

•	limitations on investor insight into portions of our business due to our classified contracts with the U.S. government;

•	the potential inability to realize our backlog;

•	our business is subject to a wide variety of extensive and evolving government laws and regulations and contracting in the defense industry is subject to significant regulation;

•	we are subject to complex tax laws;

•	we have substantial indebtedness, and we may not be able to generate sufficient cash to service all of such indebtedness;

•

the market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price;

•	we will incur increased costs and devote substantial management time as a result of operating as a public company;

•	AE Industrial Partners controls us, and its interests may conflict with ours or yours in the future;

•

provisions in our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock; and

•	we are a “controlled company” within the meaning of the rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (which, in addition to certain other criteria, means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

only being required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Our Principal Stockholder

AE Industrial Partners made its initial investment in York Space Systems in 2022 and is a     % stakeholder in the Company as of the date of this registration statement.

After giving effect to this offering, assuming an offering size as set forth in “—The Offering” and an initial public offering price of $      (the midpoint of the estimated price range set forth on the cover page of this prospectus), AE Industrial Partners will hold approximately      % of our outstanding common stock (or approximately      % of our outstanding common stock, if the underwriters’ option to purchase additional shares from us is exercised in full). In addition, AE Industrial Partners anticipates entering into voting arrangements with certain other stockholders of the Company, pursuant to which such other stockholders will grant AE Industrial Partners the right to direct the voting of the shares of common stock held by such other stockholders with respect to the election of the Company’s directors. As a result, upon the completion of this offering, we expect that AE Industrial Partners will control more than 50% of the total voting power of our common stock with respect to the election of our directors. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—AE Industrial Partners controls us, and its interests may conflict with ours or yours in the future” and “Certain Relationships and Related Party Transactions—Agreements with our Significant Stockholders—Director Nomination Agreement.” Accordingly, we expect to be a “controlled company” as defined in the corporate governance rules of      and will be exempt from certain corporate governance requirements of such rules. As a result, AE Industrial Partners will have significant power to control our affairs and policies and influence the outcome of matters that require stockholder approval, including with respect to the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. See “Management—Controlled Company Exemption.” For a description of certain potential conflicts between our principal stockholder and our other stockholders, see “Risk Factors—Risks Related to Our Organizational Structure—We are a ‘controlled company’ within the meaning of the rules of    , as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.” For a description of AE Industrial Partners’ ownership interests in us and its rights with respect to such ownership interests, see “Certain Relationships and Related Party Transactions,” “Principal Stockholders” and “Description of Capital Stock.”

AE Industrial Partners is a leading global alternative investment manager headquartered in Boca Raton, Florida. As of December 31, 2024, AE Industrial Partners’ global platform had approximately $6.4 billion of assets under management with approximately 7,000 employees operating across North America, Europe, Asia Pacific and the Middle East.

Organizational Structure

We currently operate as a Delaware limited liability company under the name Yellowstone Midco Holdings II, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Yellowstone Midco Holdings II, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to     . In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the “Corporate Conversion.” Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. See the section entitled “Corporate Conversion.”

Following the completion of the Corporate Conversion and prior to the closing of this offering, AE Industrial Partners will hold approximately     % of     ’s outstanding common stock.      will have several wholly owned direct and indirect subsidiaries that are legacies from the corporate structure that existed prior to this offering. See the section entitled “Corporate Conversion.”

Prior to the consummation of this offering, Yellowstone Midco Holdings II, LLC intends to enter into a Tax Receivable Agreement (as defined herein) with our pre-IPO owner, Yellowstone Ultimate Holdings, LP, a limited partnership (“Yellowstone”) that will require us to make payments to Yellowstone (or its transferees or successors) in an amount equal to     % of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Corporate Information

Yellowstone Midco Holdings II, LLC was formed on September 4, 2025 to hold the business assets of York Space Systems. Our principal executive offices are located at 1449 7th Street, Suite 425, Denver, CO 80204 and our telephone number is 720-537-2655. Our website address is www.yorkspacesystems.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares of common stock to cover over-allotments	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds we receive from this offering for working capital to fund growth and other general corporate purposes, which may include building inventory, research and development and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

See “Use of Proceeds.”

Dividend policy	We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Tax Receivable Agreement	Prior to the consummation of this offering, we may enter into a Tax Receivable Agreement (as defined herein) with Yellowstone that will

require us to make payments to Yellowstone (or its transferees or successors) in an amount equal to    % of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Controlled company	Following this offering, assuming an offering size as set forth in this section, AE Industrial Partners will control, through share ownership and contractual arrangements, a majority of the voting power of our outstanding common stock with respect to the election of our directors, and as a result we will be a controlled company within the meaning of corporate governance standards. See “Risk Factors” and “Management—Controlled Company Exemption.”

Proposed symbol	We intend to apply to list our common stock on under the symbol “YSS.”

The number of shares of common stock that will be outstanding following this offering is based on      shares of common stock outstanding as of     (after giving effect to the Corporate Conversion). The number of shares of common stock that will be outstanding following this offering gives effect to: (i) the completion of the Corporate Conversion and (ii) the issuance of      shares of common stock in this offering, and does not include      shares of common stock reserved for future issuance under our omnibus equity incentive plan to be adopted upon completion of this offering (the “Equity Incentive Plan”). See “Executive Compensation—Equity Incentive Compensation.”

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus is based on the following events and assumptions:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	the completion of the Corporate Conversion in connection with the completion of this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. The summary consolidated balance sheet data as of December 31, 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of net loss data and cash flow data for the years ended December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following summary unaudited consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the audited consolidated financial statements and related notes.

	For the year ended December 31,
($ in thousands)	2024	2023
Revenue	$253,531	$238,103
Cost of revenues	221,110	183,199

Gross profit	32,421	54,904
Gross profit %	13%	23%
Operating expenses
Selling, general and administrative expenses	103,947	94,073
Research & development	20,440	6,973

Total operating expenses	124,387	101,046

Loss from operations	(91,966)	(46,142)

Other income (expense)
Interest expense	(29,923)	(26,175)
Interest income	1,201	2,328
Other (expense) income, net	(3,600)	1,227

Total other expense	(32,322)	(22,620)

Loss before provision for income taxes	$(124,288)	$(68,762)

Income tax benefit	25,377	39,106

Net loss	$(98,911)	$(29,656)

Foreign currency translation adjustment	(436)	(797)

Comprehensive loss	$(99,347)	$(30,453)

	December 31, 2024
($ in thousands)	Actual	As Adjusted(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$104,656	$
Working capital	1,720
Total assets	1,320,265
Total liabilities	473,934
Redeemable preferred units	68,413
Common units	963,213
Accumulated other comprehensive loss	(810)
Accumulated deficit	(184,485)
Total member’s capital	777,918

(1)

The As Adjusted column reflects the Corporate Conversion, the sale of shares in this offering at the midpoint of the estimated price range set forth on the cover page of this prospectus and the application of the net proceeds therefrom as described under “Use of Proceeds.” Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $    million, assuming that the assumed initial public offering price per share for the offering remains at $   , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	For the Year ended December 31,
($ in thousands)	2024	2023
Consolidated Statements of Cash Flow Data
Net cash provided by operating activities	$31,614	$15,701
Net cash used in investing activities	(18,048)	(62,854)
Net cash provided by financing activities	10,000	95,465

Net change in cash and cash equivalents	$23,566	$48,312

	As of and for the Year ended December 31,
($ in thousands)	2024	2023
Other Operating and Financial Information:
EBITDA(1)	$(47,494)	$(520)
Adjusted EBITDA(1)	(43,137)	1,779
Contribution margin(1)	75,190	89,529
Contribution margin % (1)	30%	38%
Backlog(2)	$861,677	$938,481

(1)

This prospectus includes non-GAAP (as defined below) financial measures that are supplemental measures of financial performance and not recognized or required under U.S. GAAP. We utilize these non-GAAP measures to provide investors and analysts with additional tools for evaluating our financial performance and assessing our prospects for the future. Specifically, we make use of the non-GAAP financial measures “EBITDA,” which is defined as net loss adjusted for interest expense, interest income, provision for income taxes, and depreciation and amortization, and “Adjusted EBITDA,” which is defined as EBITDA adjusted for changes in the fair value of derivatives, transaction expenses, gains or losses on foreign exchange and other non-recurring items. Contribution margin is defined as revenue less direct material costs of revenue and contribution margin % is defined as contribution margin divided by revenue. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion on how this measure is useful to investors and utilized by management as well as the reconciliation of EBITDA and Adjusted EBITDA to net loss as well as contribution margin to gross profit and contribution margin % to gross profit % the closest U.S. GAAP measures.

(2)

This prospectus includes key performance indicators such as “backlog,” which is a key measure of our business growth. Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us (net of any revenue already recognized as of the date of measurement). We include the aggregate expected revenue of awarded contracts in our backlog upon the execution of a legally binding agreement, even though our contracts include termination rights exercisable by our customers with advance notice. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion on how this measure is useful to investors and see “Risk Factors—Risks Related to Our Business” for a further discussion of certain risks related to our backlog.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we experience cost overruns on our contracts, we would have to absorb the excess costs which could adversely affect our financial results.

During the year ended December 31, 2024, the majority of our net sales were from fixed-price contracts. Under fixed-price contracts, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price contracts involve the inherent risk of unreimbursed cost overruns. We have in the past incurred, and may in the future incur unanticipated cost overruns on a fixed-price contract, harming our profitability. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule. Our fixed-price contracts include development work. This type of work is inherently more uncertain as to future events than non-development contracts, and, as a result, there is typically more variability in estimates of the costs to complete the development stage. While management uses its best judgment to estimate costs associated with fixed-price development, future events could result in adjustments to those estimates.

We derive a substantial amount of our revenues and backlog from our largest customer, the Space Development Agency. A material adverse change in the SDA’s mandate could materially reduce our revenues and backlog.

As of and for the twelve months ended December 31, 2024, the SDA accounted for substantially all of our revenue and backlog. A material change in the SDA’s mandate or spending could reduce future revenues we receive from the SDA, and could materially reduce our revenues and backlog. The SDA could change its ordering patterns or spending strategy, be delayed in the fulfillment of its contractual obligations to us, reduce or cease its use of our services, or become unable to pay for services it had contracted to buy, whether due to a downturn in appropriations, a government shutdown or various other causes, including the risk of changes to future government funding levels, which may be substantially curtailed or abandoned and result in contract cancellations, modifications, delays, or reduction in orders. In particular, the current U.S. presidential administration has indicated it is committed to decreasing federal spending and the size of the federal government. If the current administration were to take actions that impacted the amount the SDA is able to spend on our services, it could materially adversely impact our business, results of operations, and financial condition. In addition, under our contracts, the SDA generally has the right to terminate, cancel, or curtail its contracts with us for convenience. Any decision by the SDA to terminate, cancel, or curtail our contracts would adversely affect our backlog revenues, revenue growth, and profitability. If our backlog is reduced as a result of any of the foregoing factors or for other reasons, including terminations for convenience, our revenues, operating margins, and cash flows would be further negatively impacted.

Our quarterly operating results have fluctuated and may in the future fluctuate and be less than prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.

Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors. We consider strategic acquisitions of businesses and other investments which may be costly, time consuming and challenging to consummate and/or integrate with our existing businesses, and may result in fluctuations in our operating results and financial position across periods that may be unrelated to our underlying performance. Any particular acquisition or other investment we make could prove less successful than anticipated and have a negative effect on our business.

Our limited operating history in an evolving industry makes it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. While our business has grown, and much of that growth has occurred in recent periods, the markets for spacecraft and related software, components and services may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our new and evolving industry, including evolving demand for our products and services, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors or cancellations of government programs, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.

We have identified material weaknesses in our internal control over financial reporting relating to:

•	identifying the correct measure of progress related to our over-time revenue recognition;

•	maintaining effective controls to sufficiently review the completeness and accuracy of the annual tax provision;

•	classification of preferred units on the balance sheet and the related required recognition of dividends associated with the redeemable preferred stock; and

•	reclassification of direct and indirect costs associated with production from SG&A to COGS.

The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” The Company has performed additional accounting analysis and other procedures, including consulting with third-party subject matter experts, to ensure the proper accounting and financial disclosures for these items. The Company recently hired a Chief Accounting Officer and will continue to utilize third-party subject matter experts to enhance its internal controls processes to remediate these material weaknesses. Until our remediation plan is implemented, tested, and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. As a public company, the Company will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting in future annual reports on Form 10-K to be filed with the SEC beginning with the second annual report following our initial public offering. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, or other regulatory authorities, which would require additional financial and management resources. If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm would issue an unqualified opinion. However, for as long as the Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from the last day of the fiscal year of our initial public offering. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately determine or disclose our financial results. As a result, our stockholders could lose confidence in our financial results.

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to file reports and other information with the Securities and Exchange Commission (the “SEC”). As a publicly traded company, we will be required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Effective disclosure controls and procedures are necessary for us to provide reliable reports, effectively prevent and detect fraud, and to operate successfully as a public company. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner. Any failure to maintain effective disclosure controls and procedures or effective internal control over financial reporting, or to timely effect any necessary improvements thereto, could cause us to fail to meet our reporting obligations (which could affect the listing of our common stock on the     ). Additionally, ineffective disclosure controls and procedures or internal control over financial reporting could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reports filed with, or submitted to, the SEC, which would likely have a negative effect on the market price of our common stock.

Failure to comply with the requirements of the National Industrial Security Program Operating Manual Rule could result in interruption, delay, or suspension of our ability to provide our products and services and could result in loss of current and future business with the U.S. government.

Certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program Operating Manual (NISPOM) Rule. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control, or influence (“FOCI”). Failure to maintain an agreement with the DoD regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and which may result in the loss of our ability to complete existing contracts with the U.S. government.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected.

Our reputation and relationship with the U.S. government, and in particular with the agencies of the DoD and the U.S. intelligence community, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in teaming arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could materially adversely affect our ability to maintain our existing business and compete successfully for new business.

We face significant competition in the global space and satellite market.

We operate in the highly competitive global space and satellite industry, which has been more competitive recently, given the increased focus of the U.S. presidential administration on human missions to space. Competitors range in size from divisions of large public corporations to small, privately held entities. We face intense competition in the global space and satellite market. Many of our current and potential competitors are larger and have substantially greater financial or other resources than we currently have or expect to have in the future, and thus may be better positioned to exploit the market need for spacecraft propulsion systems, satellite and launch services for payloads with targeted orbital delivery. Our ability to compete depends on high product performance, consistent high quality, short lead time and timely delivery, competitive pricing, superior customer service and support, and continued certification under customer quality requirements and assurance programs. Our competitors may also be able to devote greater resources to the development of their current and future technologies, which could overlap with our technologies, or the promotion and sale of their products and services. Our competitors could offer products and services at lower prices, which could undercut our business strategy and potential competitive edge. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings relative to ours, and may reduce the size of our addressable market. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor could benefit from subsidies from, or other protective measures by, its home country. We believe our ability to compete successfully as a provider of comprehensive space mission solutions does and will depend on number of factors, which may change in the future due to increased competition, including the price of our products and services, customer satisfaction for the experiences we offer, and the frequency and availability of our products and services. If we encounter difficulties in scaling our production capabilities, if we fail to develop and successfully commercialize our spacecraft systems, and related software, components and services, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition, and results of operations could be materially and adversely impacted.

If we are unable to manage the increasing technological complexity of our business, or achieve or manage our expected growth, our business could be adversely affected.

The technological complexity of our business has increased significantly over the last several years. This increased complexity and our expected growth has placed, and will continue to place, a strain on our management and our administrative, operational, and financial infrastructure. We anticipate that a further growth of headcount and facilities, domestically as well as internationally, will be required to address expansion in our product and service offerings and the geographic scope of our customer base. However, if we are unsuccessful in our efforts, our business could decline. Our success will depend in part upon the ability of our senior management to manage our increased complexity and expected growth effectively. To do so, we must continue to hire, train, manage, and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing, and integrating these new employees, or retaining these or our existing employees, then our business may experience declines. To support our expected growth, we must continue to improve our operational, financial, and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, financial condition, and results of operations could be materially adversely affected.

If our spacecraft systems and related software and components fail to operate as intended, we may experience claims for product failures, schedule delays or other problems with existing or new products, which could have a material adverse effect on our business, financial condition, and results of operations.

Many of the spacecraft systems and related software and components we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. The sophisticated and rigorous design, manufacturing, and testing processes and practices we employ do not entirely prevent the risk that we may not be able to successfully manufacture our products on schedule or that our products may not perform as intended, whether due to reasons attributable to us or third parties (such as technical limitations of customer payloads or our suppliers’ launch vehicles). When our products and services fail to perform adequately, some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service, or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed when we fail to meet delivery schedules or other measures of contract performance. Our business partners may also cancel existing contracts, which could adversely affect our backlog, business, results of operations, and financial condition. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries.

Our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner.

We sell complex and technologically advanced products and services, including spacecraft solutions and services and related technology and components. Sophisticated software used in our products and services, including software developed by us, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that we manufacture or purchase from third parties. Most of the spacecraft and related software and components we have developed must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. Our products and services may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects in the spacecraft and related software and components and systems we sell and/or use. Failure to do so could result in lost backlog and revenue and damage to our reputation and may adversely affect our ability to win new contract awards.

Our future revenue and operating results are dependent on our ability to generate a sustainable order rate for our products and services and develop new technologies to meet the needs of our customers or potential new customers.

The ability to generate a sustainable order rate for our products and services can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. If we are unable to win new awards or execute existing contracts as expected, our business, financial condition and results of operations could be further adversely affected. Furthermore, if our customers experience delays or technical challenges with their products or services or exercise delay or termination rights under new or existing contracts, our ability to recognize the full potential value of such contracts could also adversely affect our business, financial condition and results of operations

The cyclical nature of the satellite market could negatively impact our ability to accurately forecast customer demand. The markets that we serve may not grow in the future and we may not be able to maintain adequate gross margins or profits in these markets. Our growth is dependent on the growth in the sales of services provided by our customers, our customers’ ability to anticipate market trends, and our ability to anticipate changes in the businesses of our customers and to successfully identify and enter new markets. If we fail to anticipate such changes in demand, or such demand does not materialize to the extent we expected or at all, our business, financial condition and results of operations could be adversely affected.

The satellite industry is characterized by development of technologies to meet changing customer demand for complex and reliable products and services. Our products and services embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet the requisite and evolving industry or user standards could have a material adverse effect on our business, financial condition and results of operations. Failure of suppliers to deliver against end customer requirements could lead to a material adverse effect on our financial results.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture and commercialization of new satellites, satellite components and related services and technology. If we fail to develop and successfully commercialize new technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, or are inferior to those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

Our contracts with the U.S. government may be terminated by the U.S. government at any time, which could have a material adverse effect on us.

Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. For example, the U.S. government may terminate any of our government contracts and subcontracts without cause. Upon the termination for convenience of a fixed-price type contract, we expect to be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract. However, U.S. government programs do not always have sufficient funds to cover termination settlements when the costs to terminate for convenience would exceed the amount of appropriated funds. Under such circumstances, the U.S. government could assert that it is not required to appropriate additional funding, which would negatively affect our expected profit and cash flows. Additionally, we typically contract with the U.S. government through Other Transaction Agreements (“OTAs”), which are not subject to certain provisions under the Federal Acquisition Regulation (“FAR”). The U.S. government has greater flexibility to terminate OTAs without cause, and to determine the amount payable to us in the event of a termination without cause, than under standard federal procurement contracts subject to the FAR. As a result, the U.S. government could terminate its existing OTAs with us more easily than other contracts that are subject to the FAR, which could negatively impact our business, prospects and results of operations.

In the event of a termination of a government contract for our default, the U.S. government could make claims to reduce the value of the relevant contract or recover its procurement costs and could assess other special penalties. In addition, a termination arising out of our default may expose us to liability and could have a material adverse effect on our ability to compete for future contracts and orders. In addition, the U.S. government could terminate a prime contract under which we are a subcontractor for any reason, including a default by the prime contractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Further, some portion of our government contracts could operate for periods of time under Undefinitized Contract Actions (“UCAs”), under which we begin performing certain obligations before the parties agree to complete terms and specifications, and prior to the submission of a price proposal (but potentially after being required to submit a CROM). While operating under UCAs, the government may require us to submit a Ceiling Rough Order of Magnitude (“CROM”), which imposes a maximum adjustment to be made in the total agreement price or other terms, such as delivery schedule or time of performance. In light of the uncertainty around price and availability of component parts or other inputs, availability of labor and technical expertise, and timing of contract fulfillment, among other factors, we cannot guarantee that any CROM we submit would accurately capture all aspects of price or account for all potential delays in fulfilling a particular contract operating under UCA. As a result, this ceiling may cause our costs to exceed those included in the CROM under a particular contract or could result in our default under a particular contract, each of which could negatively impact our expected profit and cash flows and the price of our common stock.

Additionally, certain of our U.S. government contracts span one or more programs or efforts, including a base period, and may include multiple options. The U.S. government could decide not to exercise any of these options, which could result in a loss of expected sales or profits. In addition, the U.S. government may decide to exercise options for contracts under which it is expected that our costs may exceed the contract price or terms contained in the applicable CROM, which could result in unreimbursed costs and potential losses.

Our inability to hire or retain key personnel could have a material adverse effect on us.

Our success depends, in part, on our ability to retain and hire key personnel. We depend on our current Chief Executive Officer and other executive officers, senior management team, and highly trained employees, and any work stoppage, difficulty in hiring similar employees, or ineffective succession planning could materially adversely affect our business and could impair our relationships with U.S. government customers and disrupt the management of our business. Our operating performance is also dependent upon personnel who hold security clearances and receive substantial training to work on certain programs or tasks and can be difficult to replace on a timely basis if we experience unplanned attrition.

Because our products are highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in our industry, and we could be materially adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train, and retain qualified employees at current wage rates since we operate in a competitive labor market, and significant other pressures on wages, including inflation, currently exist. In addition, our success depends in part on our ability to attract and motivate senior management and highly skilled key employees, including engineering, manufacturing and quality assurance, design, finance, marketing, sales and support, and finance and accounting personnel. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors hiring practices, and the effectiveness of our compensation programs. Competition for qualified personnel can be strong. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy, and if we are unable to effectively provide for the succession of key personnel, senior management, and our executive officers, our business, financial condition, and results of operations could be materially adversely affected. We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Often, significant amounts of time and resources are required to train technical, sales and other personnel. The current tight labor market has adversely impacted our ability to recruit qualified personnel, including engineers. Increased restrictions on the import or retention of foreign labor may also increase demand for engineering personnel and adversely impact our ability to hire and retain qualified personnel. Further, significant amounts of time and resources are required to train technical, sales, and other personnel, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results. Furthermore, the relationships and reputation that our Chief Executive Officer and other members of our senior management team have established and maintain with U.S. government agencies and personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good customer relations, and to otherwise manage our business. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

We often rely on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

Historically, we have contracted with a single vendor or a limited number of vendors to provide certain key products or services, such as solar array wings, inertial measurement units, primary structures, GPS receivers, star trackers, payload interface flight computers, radios, and propulsion. In addition, our manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet our needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, our business, financial condition, and results of operations may be adversely affected. While alternative sources for these products, services, and technologies may exist or develop in the future, and we have undertaken efforts to find or develop additional sources of these supplies, we may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair our ability to operate our business. Furthermore, our current or future vendors may request changes in pricing, payment terms, or other contractual obligations, which could cause us to make substantial additional investments. Additionally, certain of our suppliers’ employees are represented by labor unions, and any labor union actions at our suppliers may also affect us. Work stoppages could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which could adversely affect our operations.

If critical components used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. We obtain certain of our hardware components, various subsystems and systems from a limited group of suppliers, some of which are sole source suppliers. Although we hold long-term contracts with certain key suppliers that establish pricing, minimize lead times and to some degree mitigate risk, we do not have long-term agreements with all suppliers that obligate them to continue to sell components, products required to build our systems or products to us. Our reliance on suppliers without long-term contracts involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components or products of sufficient quality, will increase prices for the components or products and will perform their obligations on a timely basis. In addition, certain components used in the manufacture of our products and in our development programs are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components has been and currently still is experiencing increased demand and a global shortage of semiconductors, creating substantial uncertainty regarding our suppliers’ ongoing timely delivery of these components to us. Shortages in components for our products and delays in obtaining components for our products could cause customers to terminate their contracts with us, delay orders from us or cause us to delay accepting orders, negatively impact our ability to win new programs and/or contracts, negatively impact and disrupt our development programs, increase our costs and materially adversely affect our business, results of operations, prospects and financial condition. Moreover, if any of our suppliers become capacity constrained, financially unstable or otherwise unable or unwilling to provide us with components or other inputs, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. Even if we identify alternate suppliers, we may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish such alternative sources, be required to redesign our products and to complete additional quality control procedures. In addition, credit constraints of key suppliers could result in accelerated payment of accounts payable by us, adversely impacting our cash flow. We have experienced increased costs for components, as well as increased shipping, warehousing and inventory costs. We cannot predict the extent to which these costs will continue and/or continue to increase or if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. Additionally, shortages of components may result in increased inventory of unfinished products and significant quantities of other unused components remaining in inventory, which could expose us to increased risks of obsolescence and losses which may not be fully covered by insurance.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease.

We have made significant capital expenditures to improve several of our leased facilities in order to make them suitable for our purposes as well as to meet requirements that we are subject to as a U.S. government contractor and obtain facility security clearances. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business, results of operations, prospects and financial condition, including significant capital expenses that may materially impact our results of operations and ability to meet certain contractual schedule commitments. Additionally, we may have to seek qualification of any new facilities in order to meet customer or contractual requirements. We would also have to obtain facility security clearances for the new facility in order to continue to perform on classified contracts. Further, we may not be able to secure a replacement facility in a location that is as commercially viable as that of the lease we are unable to renew, due to contracts that may require us to have facilities in certain locations. Having to close a facility, even briefly to relocate, would reduce the sales that such facility would be able to contribute to our revenues. Additionally, a relocated facility may generate less revenue and profit, if any, than the facility it was established to replace. Many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from five to 10 years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease when we stop fully utilizing a facility could materially adversely impact our business, results of operations, prospects and financial condition.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year could have an adverse impact on our business, financial condition, and results of operations.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a continuing resolution, could have an adverse impact on our business, financial condition, and results of operations. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. government, what challenges budget reductions will present for the defense industry and whether annual appropriations bills for all agencies will be enacted for U.S. government fiscal year 2025 and thereafter due to many factors, including but not limited to, changes in the political environment, and any resulting uncertainty or changes in policy or priorities and resultant funding. The U.S. government’s budget deficit and the national debt could have an adverse impact on our business, financial condition, and results of operations in a number of ways, including the following: The U.S. government could reduce or delay its spending on, reprioritize its spending away from, or decline to provide funding for the government programs in which we participate; U.S. government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to, and the difficulty in predicting, U.S. government spending priorities and levels; and we may experience declines in revenue, profitability, and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including U.S. federal, state, and local governments. In particular, our future growth prospects would be adversely impacted if the Golden Dome is not pursued on the timeline we expect, or if funding for the project is less than we anticipate or if the project is structured in ways that are disadvantageous to us. In particular, the SDA is our largest customer and if it is not centrally involved in the contracting process for Golden Dome projects, we will need to compete for contract awards from new customers, and we may not have the same degree of success we historically have had with the SDA. In addition, if Golden Dome projects consist of a greater portion of cost plus contracts than we expect, our potential opportunity may be smaller than we expect. Furthermore, we believe continued budget pressures could have serious negative consequences for the security of the U.S., the defense industrial base and the customers, employees, suppliers, investors, and communities that rely on companies in the defense industrial base. Budget and program decisions made in this environment would have long-term implications for us and the entire defense industry.

Our business may be adversely affected by changes in budgetary priorities of the U.S. government.

Changes in federal government budgetary priorities could directly affect our financial performance and could have a material adverse effect on our business, results of operations, prospects, and financial condition. A significant decline in government expenditures, a shift of expenditures away from programs that support the industry in which we operate (including the Golden Dome project) or related industries or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products, and could adversely impact the trading price of our common stock. In addition, if government budgets are not approved in a timely fashion, our U.S. government customers may not be able to start new programs and may not have adequate funding for existing programs, which could impact the progress in achieving certain milestones under our contracts and our business, results of operations, and financial condition.

Disruptions in U.S. government operations and funding could have a material adverse effect on our revenues, earnings, and cash flows, and otherwise adversely affect our financial condition.

Any disruptions in federal government operations could have a material adverse effect on our revenues, earnings, and cash flows. A prolonged failure to maintain significant U.S. government operations, particularly those pertaining to our business, could have a material adverse effect on our revenues, earnings, and cash flows. Continued uncertainty related to recent and future government shutdowns, the budget and/or the failure of the government to enact annual appropriations, such as long-term funding under a continuing resolution, could have a material adverse effect on our revenues, earnings, and cash flows. Additionally, disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations. Our TAM assumes higher U.S. government spending in the future plus existing allocations, and therefore if the U.S. government spends less on the initiatives that we believe represent potential opportunities for our business, our TAM may be lower.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Our results of operations and growth prospects are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, recession or fears of recession, availability of capital, energy and commodity prices, the availability and cost of labor, tariffs, trade laws and trade wars, and the effects of governmental initiatives to manage economic conditions. In particular, the recent reciprocal tariffs announced by the U.S. government and countermeasures that may be taken in response thereto could materially adversely impact global economic and political conditions, and disrupt the business of our customers and suppliers, and thereby harm our business. In certain prior periods, we have seen a broad-based weakening in the global macroeconomic environment which has impacted and could impact in the future certain of our markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global trade and central bank monetary policy, the instability in the geopolitical environment in many parts of the world (including as a result of the ongoing Russia and Ukraine war, conflict in the Middle East, and China-Taiwan relations), the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, financial condition, and results of operations. For example, such conditions may cause current or potential customers to delay or decrease spending on our products and services or render our suppliers unable to meet our demand requirements, maintain the pricing of their products or continue operations, as their businesses and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay us for our products and services, and the inability of our suppliers to provide us with products or services with the expected volumes or prices, may adversely affect our earnings and cash flows. The current invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization (NATO), and Russia. Such invasion, ongoing military conflict, resulting sanctions, and related countermeasures by NATO states, the United States, and other countries are likely to lead to market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment, which could have an adverse impact on our operations and financial performance. Volatility in equity capital markets may adversely affect the market price of our common stock, which may affect our ability to fund our business through the sale of equity securities and retain key employees through our equity compensation plans.

The market for spacecraft platforms and satellite software is still emerging, and shifting, and the market may not achieve the growth potential we expect.

The market for in-space infrastructure services, in particular, spacecraft and satellite software, has not been well established and is still emerging and shifting, with many players acting as customers, prime contractors, or acquirers, or targets of acquisitions. Our estimates for the total addressable global satellite market are based on a number of internal and third-party estimates, including our backlog, the number of potential customers who have expressed interest in our spacecraft services, assumed prices and production costs for our spacecraft services, our assumptions regarding our ability to leverage our current manufacturing and operational processes, and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable at this date and time, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the potential customers, total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect. Further, should any of our customers be acquired by one of our competitors, our future revenue and prospects may be impacted as those customers may decide not to continue to purchase our spacecraft and other services.

We may experience difficulties or disruptions in consummating future acquisitions and integrating the operations of acquired companies into our business, or entering into any partnerships or joint ventures, and in realizing the expected benefits of these transactions.

We may from time to time enter into transactions to acquire other businesses which are complementary to or expand our existing offerings, as we did when we acquired ATLAS Space Operations. We are currently evaluating acquisition opportunities, and although we are not party to any definitive agreements at this time and no acquisition is probable as of the date hereof, we are actively considering an opportunity in the software industry that is expected to be complementary to our business and may enter into a definitive agreement with respect to this or other opportunities after the completion of this offering, and the transactions contemplated by such agreements could be material to our business. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations. As a public company, we will be subject to the reporting requirements of the Exchange Act and certain acquisitions, including acquisition opportunities we are currently considering, may be significant under Regulation S-X, requiring us to compile and file additional historical and/or pro forma financial information in connection with such acquisitions. In addition, the rules of      will limit our ability to issue equity securities as consideration in acquisition transactions without seeking shareholder approval. Any of these requirements could impair or delay our ability to negotiate, sign, and execute potentially desirable transactions and any disputes or litigation which may result from such transactions could be costly and time consuming. In addition, we may make acquisitions that are dilutive to our existing stockholders for a variety of reasons, including because we may use equity for all or a portion of the consideration we pay for these acquisitions (including acquisition opportunities we are currently considering). The success of our acquisitions, once consummated, will depend in part on our ability to realize the anticipated business opportunities from combining their and our operations in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, write-offs or impairments, or inconsistencies in standards, controls, information technology systems, procedures, and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the acquisitions, and could harm our financial performance. We may also evaluate potential partnerships or joint ventures with third parties. We may not be successful in identifying partnership and joint venture candidates, and any partnerships or joint ventures may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. Pursuing acquisitions, partnerships and joint ventures may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. We cannot ensure that any acquisition, partnership, or joint venture we make or enter into will not have a material adverse effect on our business, financial condition, and results of operations.

We may not be successful in developing new technology, and the technology we are successful in developing may not meet the needs of our customers or potential new customers.

The markets in which we operate are characterized by changing technology and evolving industry standards, and we may not be successful in identifying, developing, and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. Our competitors may develop technology that better meets the needs of our customers. Such development is also expensive. If we do not continue to develop, manufacture, and market innovative technologies or applications that meet customers’ requirements, or if we are unsuccessful in the development, manufacture or sale of any new technology or application we attempt to develop or are able to develop, sales may suffer, and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business, or fund other liquidity needs, and our business prospects, financial condition, and results of operations could be materially and adversely affected.

We are subject to certain unique business risks as a result of supplying services to the U.S. government.

Companies engaged in supplying defense-related services to U.S. government agencies, whether through direct contracts with the U.S. government or as a subcontractor to customers contracting with the U.S. government, are subject to business risks specific to the defense industry. These risks include the ability of the U.S. government to unilaterally: (i) suspend us from receiving new contracts based on alleged violations of procurement laws or regulations; (ii) terminate existing contracts; (iii) revoke required security clearances; and (iv) reduce the value of existing contracts. U.S. government contracts can be terminated by the U.S. government at its convenience without notice. In addition, work we currently perform could be in-sourced by the federal government and, as a result, our revenues could be reduced. Moreover, our employees could also be hired by the government. This loss of our employees would necessitate the need to retain and train new employees. Moreover, U.S. government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on our business, financial condition, and results of operations. If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment, civil False Claims Act allegations (which can include civil penalties and up to treble damages) and suspension or debarment from doing business with U.S. government agencies, any of which could materially adversely affect our reputation, business, financial condition, and results of operations.

Many of our contracts are government contracts or issued under government contracts. The inability to comply with any of our contracts or meet eligibility requirements may result in financial liabilities, failure to receive security clearance certifications, and loss of current and future business.

A number of our contracts are with a government customer, or are subcontracts entered into in connection with a prime contract with a government customer. U.S. government contracts generally are subject to the FAR, agency-specific regulations that supplement FAR, such as the DoD’s Federal Acquisition Regulation Supplement, and other applicable laws, security requirements, and regulations. We typically contract with the U.S. government through OTAs, which are not subject to certain provisions under the FAR. The U.S. government has greater flexibility to terminate OTAs without cause, and to determine the amount payable to us in the event of a termination without cause, than under standard federal procurement contracts subject to the FAR. As a result, the U.S. government could terminate its existing OTAs with us more easily than other contracts that are subject to the FAR, which could negatively impact our business, prospects and results of operations.

These regulations impose a broad range of requirements and terms, many of which are unique to U.S. government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustments, mandatory disclosure, and audit requirements. For example, we are at times required to obtain approval to export, re-export or transfer (in-country) our products from U.S. government agencies and similar agencies elsewhere in the world. Failure to obtain approval to export, or a determination by the U.S. government or similar agencies elsewhere in the world from which we failed to receive required approvals or licenses, could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. government or other applicable government for failure to comply with these laws could be significant.

Our customers are often required to flow down government contract terms to us, and we have no ability to negotiate or object to such terms. These requirements and terms that may increase our costs of doing business and reduce our profits under these contracts. Our failure to comply with any of the terms of our contracts could result in delays in the performance of our services, an inability to acquire government or commercial contracts, reductions of the value of contracts, contract modifications or termination, inability to bill and collect receivables from customers, contractual damages, the requirement to reperform work, the assessment of penalties and fines that could lead to suspension or debarment from U.S. government contracting or subcontracting, and potential civil and criminal liability. Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits, and investigations regarding our compliance with government contract requirements. Government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In particular, “whistleblower” provisions under federal law also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

Some of our contracts with the U.S. government allow it to use technical data developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government to use, royalty-free, or have others use, technical data developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data or computer software developed in the performance of the agreement or delivered to the government during the performance of the agreement without constraining the recipient on how that technical data or computer software is used. The ability of third parties to use technical data or computer software (for any purposes) and patents for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data or computer software without constraint creates the possibility that third parties may be able to use this technical data or computer software to compete with us, which could have a material adverse effect on our business, financial condition, and results of operations.

Due to the competitive process to obtain contracts and the likelihood of bid protests, we may be unable to achieve or sustain revenue growth and profitability.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. government has increasingly relied on contracts that are subject to a continuing competitive bidding process, including multiple-award contracts, which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs, including labor cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, may be split among competitors, or that may be awarded but for which we do not receive meaningful task orders, and several risks, including the risk of inaccurately estimating the resources and costs that will be required to fulfill any contract we win. Following contract award, we may encounter significant expense, delay, contract modifications, or even cancellation of the contract award as a result of our competitors protesting the award of contracts to us. Any resulting loss or delay of start-up and funding of work under protested contract awards may adversely affect our revenues and profitability. In addition, multiple-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multiple-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and profitability.

We may use artificial intelligence in our business or systems, and challenges with properly managing its use could result in competitive and reputational harm and negatively impact the operations and profitability of our business.

We may incorporate artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) solutions into our core offerings, and these applications may become important in our business and operations over time, exposing us to additional risks, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. Our competitors or other third parties may incorporate AI into their products or services more quickly or more successfully than we may, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, generative AI has been known to produce false or “hallucinatory” inferences or output, and certain generative AI uses machine learning and predictive analytics, which can create deficient, inaccurate or misleading output, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. Accordingly, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or misleading, biased, unethical or otherwise flawed, our business, financial condition, and results of operations may be adversely affected.

Additionally, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Any output created by us using AI tools may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which our AI systems are trained and may affect our ability to develop our AI-powered products and solutions. Additionally, the use of AI applications has resulted in, and may in the future result in, cybersecurity incidents. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity incidents related to our use or any third-party service provider’s use of AI applications, it could adversely affect our reputation and results of operations and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data security, cybersecurity, publicity, contractual or other rights.

It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect our use and provision of AI-powered solutions in our business and operations. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. The rapid evolution of AI, including government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed for our operations, and the ongoing need to maintain existing operational facilities requires us to expend capital.

As part of our growth strategy, we may need to acquire, build, or utilize additional facilities. Construction of incremental factories or other facilities in which we conduct our operations may require significant capital expenditures to develop, and in the future, we may be required to make similar expenditures to expand, improve or construct adequate facilities for our operations. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures.

We are routinely subject to audit by our customers on government contracts and the results of those audits could have an adverse effect on our business, reputation and results of operations.

U.S. government agencies, including, but not limited to, the Defense Contract Audit Agency, the Defense Contract Management Agency and Offices of Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, its cost structure, its business systems and its compliance with applicable laws, regulations and standards. The U.S. government can decrease or withhold certain payments when it deems systems subject to its review to be inadequate. Any unaudited or unsettled claims could limit our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring or can result in delays in final billings and our ability to close out a contract. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, or penalties, fines, suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

We may be unable to obtain or maintain required authorization or contractual arrangements.

Various types of U.S. domestic and international authorizations and contractual arrangements are required in connection with the products and services that we provide. Compliance with certain laws, regulations, conditions and other requirements, including the payment of fees, may be required to maintain the rights provided by such authorizations. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of such authorizations and could have a material adverse impact on our business, financial condition and results of operations. Such authorizations are conditioned upon meeting certain requirements, which if not met or extended could result in loss of the authorization. While we anticipate that these authorizations will be extended or renewed in the ordinary course such that they otherwise would expire, or replaced by authorizations covering more advanced facilities, we can provide no assurance that this will be the case. Our inability to timely obtain or maintain such authorizations could delay or preclude our operation of such technology or our provision of products and services that rely upon such technology. Further, changes to the laws and regulations under which we operate could adversely affect our ability to obtain or maintain authorizations. Any of these circumstances could have a martial adverse impact on our business, financial condition and results of operations. The use of spacecraft and other technologies in our business is subject to various conditions imposed by domestic and foreign governments and multinational regulatory entities contained in the authorizations held by us and third parties, as well as the requirements of the laws and regulations of those jurisdictions. Any failure to meet these types of requirements in a timely manner, maintain our contractual arrangements, obtain or maintain our authorizations, or manage potential conflicts, could lead to us losing our rights to operate or may otherwise require us to modify or limit our operations from these locations, which could materially affect our ability to operate, and could have a material adverse impact on our business, financial condition and results of operations.

We may need to invest in new information technology systems and infrastructure to scale our operations.

The markets in which we operate are characterized by changing technology and evolving industry standards, and accordingly we may need to adopt new information technology systems and infrastructure to scale our business and obtain the synergies from prior and future acquisitions. Our information technology and business systems and infrastructure could create product development or production work stoppages, unnecessarily increase our inventory, negatively impact product delivery times and quality, and increase our compliance costs. Failure to invest in newer information technology and business systems and infrastructure (including when certain software applications become obsolete or are no longer used in our business) may lead to operational inefficiencies and increased compliance costs and risks. In addition, an inability to maximize the utility and benefit of our current information technology and business tools could impact our ability to meet cost reduction and planned efficiency and operational improvement goals. Furthermore, operational inefficiencies may occur and our business may be impacted if certain of our software applications are no longer usable, including due to the foreign acquisition of such applications. As we implement new systems or integrate existing systems, they may not perform as expected. We also cannot guarantee that our efforts to maintain and upgrade our information technology systems and infrastructure will be sufficient to prevent cyberattacks, cybersecurity incidents or other system failures or disruptions. An inability to maximize the utility and benefit of our current information technology and business tools could impact our ability to meet cost reduction and planned efficiency and operational improvement goals. Moreover, our competitors may develop technology systems and infrastructure that better meets the needs of our customers. If we do not continue to develop, manufacture, and market innovative technologies or infrastructure that meet customers’ requirements or expectations, sales may suffer, and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business, or fund other liquidity needs, and our business prospects, financial condition, and results of operations could be materially and adversely affected.

U.S. government contracts are generally not fully funded at inception, contain certain provisions that may be unfavorable to us and may be undefinitized at the time of the start of performance, which could prevent us from realizing our contract backlog and materially harm our business, financial condition and results of operations.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a material adverse effect on our business, financial condition and results of operations. Termination arising out of our default could result in damage to our reputation, expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

Our customers’ inability to obtain financing for their purchases from us and/or their inability to obtain financing to maintain their business could have a material adverse effect on our business.

Our customers’ inability to obtain financing for their purchases from us and/or their inability to obtain financing to maintain their business could have a material adverse effect on our business. Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products, or otherwise meet their payment obligations to us could adversely impact our financial condition and results of operations. In addition, if a market downturn results in insolvencies for our customers, it could materially adversely impact our business, results of operations, prospects and financial condition.

Interruption or failure of our infrastructure, including our information technology and communications systems, could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including tsunamis, hurricanes, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, actual or threatened acts of war, power shortages or losses and blackouts, aging infrastructures, cyberattacks, computer viruses, computer denial of service attacks or other attempts to harm our systems, telecommunications failures, disruptive political events, service outages and defective software or hardware updates and other disruptions. In the event of such natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, including destruction of facilities and/or loss of life. In certain cases, some disruptions may not excuse us from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability. The availability of many of our products and services depends on the continuing operation of our information technology and communications systems. For more information on risks related to the operation of our information technology and communications systems, please refer to “—A failure of our information technology systems, physical or electronic security protections, or an interruption in their operation due to internal or external factors including cyberattacks or insider threats, could have a material adverse effect on our business, financial condition, or results of operations.” Any downtime, damage to, or failure of our systems could result in interruptions in our operations and services, which could reduce our revenue and profits. Our manufacturing facilities are also subject to risks associated with an aging infrastructure. An infrastructure failure could result in the destruction of newly developed technologies, satellites, and satellite components being manufactured or in inventory, manufacturing delays, or additional costs. We do not maintain back-up manufacturing facilities or operations. The occurrence of any of the foregoing could result in lengthy interruptions in our operations and services and/or damage our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Our products have a finite useful life.

Our ability to earn revenue is dependent on technologies and equipment that have a limited useful life. While our products are designed for a certain design life, there can be no assurance as to the actual operational life of our products and equipment and such useful life may prove to be shorter than such product’s and equipment’s design life. A number of factors impact the useful lives of our products and equipment, including, among other things, technological advancement leading to obsolescence or damage due to impact from meteors or space junk. In the event that equipment reaches the end of its useful life earlier than anticipated, replacement or repair may be necessary, which may affect costs and reduce profits. In addition, since we have not yet developed a cost-effective method of repurposing parts and materials once they have been deployed into space, we are not able to recoup any of the value from these parts and materials in the resale market.

Tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations could have a material adverse effect on global economic conditions and our business, financial condition, and results of operations.

We are subject to tariffs on certain imports into the United States. As the implementation of tariffs is ongoing, more tariffs may be added in the future and countermeasures may be adopted by other countries. In addition, any additional tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war, lead to market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment. These tariffs could adversely impact our business, financial condition, and results of operations, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins, operating income, and net income.

If we are unable to adapt to and satisfy customer demands with respect to our product and service offerings in a timely and cost-effective manner, or if we are unable to manufacture our spacecraft platforms at a quantity and quality that our customers demand, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our spacecraft, manufacturing a sufficient volume of components, subsystems, spacecraft platforms and software-enabled services, and providing customers with a high-quality experience that meets or exceeds their expectations. Even if we succeed in developing components, subsystems, spacecraft platforms and software-enabled services or producing these and other products consistent with our targeted timelines and customers’ expectations, we could thereafter fail to develop the ability to produce these products or provide the corresponding cislunar services at a sufficient volume with a quality management system that ensures each unit performs as required. Any delay in our ability to produce such components, subsystems, spacecraft platforms and software-enabled services at the rate our customers require and with a reliable quality management system could have a material adverse effect on our business. If our current or future products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, we could experience operational delays. Any operational or manufacturing delays or other unplanned changes to our ability to manufacture our products could have a material adverse effect on our business, financial condition, and results of operations.

Space is a harsh and unpredictable environment where our products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares, and other extreme space weather events and potential collision with space debris or another spacecraft, which could adversely affect our spacecraft performance.

Space weather, including coronal mass ejections and solar flares have the potential to impact the performance and controllability of spacecraft on orbit, including completely disabling our spacecraft on orbit. Although we have some ability to actively maneuver our spacecraft to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties, and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our spacecraft or satellite services should a collision occur. Any such damage to our spacecraft could impact the success of our customers’ missions, our reputation, the reusability of certain of our products and have other negative effects that we do not currently anticipate, any of which could adversely impact our business, results of operation and financial condition.

We have classified contracts with the U.S. government, which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and also requires appropriate facility security clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Failure to maintain a level of corporate social responsibility could damage our reputation and could materially adversely affect our business, financial condition, and results of operations.

In light of evolving expectations around corporate social responsibility, our reputation could be materially adversely impacted by a failure (or perceived failure) to maintain a level of corporate social responsibility. In today’s environment, an allegation or perception regarding quality, safety, or corporate social responsibility can negatively impact our reputation. This may include, without limitation: failure to maintain certain ethical, social and environmental practices for our operations and activities, or failure to require our suppliers or other third parties to do so; our environmental impact, including our impact on greenhouse gas emissions and climate-related risks, renewable energy, water stewardship and waste management; responsible sourcing in our supply chain; the practices of our employees, agents, customers, suppliers, or other third parties (including others in our industry) with respect to any of the foregoing, actual or perceived; the failure to be perceived as appropriately addressing matters of corporate social responsibility; customer perception of statements made by us, our employees and executives, agents, customers, suppliers, or other third parties (including others in our industry);

or our responses to any of the foregoing. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. Stakeholders also may have very different views on corporate social responsibility, including differing or conflicting views of regulators in various jurisdictions in which we operate. Various regulatory authorities have imposed, and may continue to impose, mandatory substantive or disclosure requirements with respect to corporate social responsibility matters. These requirements may not always be uniform across jurisdictions and may conflict with legal requirements, particularly in certain U.S. states that seek to discourage or penalize consideration of corporate social responsibility factors in business operations, which may result in increased complexity, and cost for compliance, as well as could lead to increased litigation risks related to disclosures made pursuant to these regulations and legal requirements, any of which could adversely affect our financial performance. Certain investors are also requiring companies to disclose corporate, social and environmental policies, practices, and metrics. If we are unable to comply with, or are unable to cause our suppliers to comply with such policies, or meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could materially adversely affect our reputation, business, financial condition, and results of operations. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements, customer or other stakeholder requirements or industry standards and/or an increased demand to meet voluntary criteria related to such matters. Increased regulations, customer requirements or industry standards, including around climate change concerns, could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could materially adversely affect our business, financial condition, and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our headquarters in Colorado, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, epidemics and pandemics, and other similar health crises and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including health and safety hazards to our employees or third parties. At our facilities, particularly our headquarters in Colorado where the majority of our manufacturing and other operations are concentrated, any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our spacecraft systems including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility, or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located, could result in manufacturing delays or the delay or cancellation of our spacecraft and, as a result, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition, and results of operations.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics, or other business disruptions, which could seriously harm our results of operations and increase our costs and expenses. Our manufacturing facilities are located in regions that may be impacted by severe weather events, such as increased storm frequency or severity and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities. Some of our manufacturing facilities are located in areas that could experience decreased access to water due to climate issues. We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks, and similar events. Disruptions could also occur due to health-related outbreaks and crises, cyberattacks, computer or equipment malfunction (accidental or intentional), operator error, or process failures. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, prospects, and financial condition.

Adverse publicity stemming from any incident involving us, our competitors, or our customers could have a material adverse effect on our business, financial condition, and results of operations.

To continue to be successful, we must continue to preserve, grow, and capitalize on the value of our brand in the marketplace. If our spacecraft systems, those of one of our competitors, or of our customers were to be involved in a public incident, accident, or catastrophe, this could create an adverse public perception of launch or manufacturing activities and result in decreased customer demand for launch and space products, which could cause a material adverse effect on our business, financial condition, and results of operations. Even an isolated incident or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations, or litigation. Further, if our spacecraft platforms and related services, software and technologies were to be involved in a public incident, accident, or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business or industry could tarnish our brand or cause customers with existing contracts with us to cancel their contracts, and lead to a material adverse effect on our business, and financial condition and results of operations. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from such incident, adverse media, or accident.

A preference for small, small disadvantaged, service-disabled veteran-owned, woman-owned businesses or other preferred socioeconomic designations could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.

As a result of the Small Business Administration (“SBA”) set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as small, small disadvantaged, service- disabled veteran-owned, woman-owned businesses or meeting some other socioeconomic designation. We do not qualify as a small, small disadvantaged, service-disabled veteran-owned, woman-owned business or having any other preferred socioeconomic designation. As a result, we would not be eligible to perform as a prime contractor on those programs and in general would be restricted as a subcontractor on those programs to receiving no more than 50% of the amount paid by the U.S. government to qualifying prime contractor. An increase in the amount of procurements under the SBA set-aside program, or other similar governmental programs, may impact our ability to bid on new procurements as a prime contractor, limit our opportunity to work as a subcontractor or restrict our ability to compete on incumbent work that is placed in the set-aside program.

Labor-related matters, including labor disputes, may adversely affect our operations.

None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in manufacturing and operations, and increases in our labor costs, which could harm our business, results of operations, and financial condition. In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act, and disability claims. Any claims could also result in litigation or regulatory proceedings being brought against us by various government agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties. If we were to become subject to such labor disputes, it could have a negative effect on our business, financial condition and results of operations.

Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract.

From time to time, in order to ensure that we satisfy our customers’ delivery requirements and schedules, we have in the past and may in the future elect to initiate procurement and production in advance of receiving a contract award, or final authorization from the government customer or a prime contractor. In addition, from time to time, we have in the past and may in the future build production units in advance of receiving an anticipated contract award. These actions that we take to procure materials and/or commence production in advance of receiving a contract award require use of our working capital resources which impact our near-term operating cash flows. If we do not receive final authorization for a contract, or if contract requirements change, we may be unable to efficiently repurpose or resell some or all of the materials procured or items produced in anticipation of such contract. These actions have in the past and could in the future also reduce anticipated earnings or result in a loss, which could materially adversely affect our business, financial condition, and results of operations.

We are highly dependent on the services of Dirk Wallinger, our President, Chief Executive Officer and Founder, and if we are unable to retain Mr. Wallinger, our ability to compete could be harmed.

We are highly dependent on the services of Dirk Wallinger, our President, Chief Executive Officer, and Founder. Mr. Wallinger is the source of many of the ideas and execution driving our company and he plays a major role in assessing what potential new business contracts are a good fit for the Company. Mr. Wallinger also is heavily involved in the Company’s outreach efforts with the U.S. government customer base. If Mr. Wallinger were to discontinue his service to us due to death, disability or for any other reason, it could have a material adverse impact on our business, financial condition, and results of operations, and the market prices for our securities could significantly decline. We do not maintain, and we do not expect to maintain in the future, a key person life insurance policy with respect to Mr. Wallinger.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or growth initiatives. We may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, financial position, results of operations and cash flows. In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.

We have a history of losses, we anticipate increasing operating expenses and capital expenditures in the future and we may not be able to achieve and, if ever achieved, maintain profitability.

We experienced net losses of $98.9 million and $29.7 million for the years ended December 31, 2024 and 2023, respectively. We expect to continue to incur net losses for the next several years and we may not achieve or maintain profitability in the future. Because the markets for spacecraft and related software, components and services are evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. In addition, our customers for whom we provide these products and services may experience delays or technical challenges with their products and services that limit or delay our expected revenue and future growth opportunities from those customers. We expect our operating expenses and capital expenditures to significantly increase as we make significant investments, expand our operations and infrastructure, develop and introduce new technologies, and hire additional personnel. These efforts may be more costly than we expect and may not result in revenue growth or increased efficiency. In addition, as we grow as a public company, we will continue to incur additional significant administrative expenses that we did not incur as a private company. If our revenue does not increase to offset these expected increases in our operating expenses, we will not be profitable in future periods. Our ability to achieve profitability is dependent on our ability to generate cash flows from operations, identify and obtain additional sources of funding and pursue expense reduction opportunities, but we may be unable to successfully implement these strategies. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.

If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, financial condition, and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management, sales and marketing, administrative, financial, R&D, and other resources. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and management controls, as well as our reporting systems and procedures. If we fail to manage our anticipated growth, such failure could negatively affect our reputation and harm our ability to attract new customers and to grow our business. In order to achieve the future revenue growth we have projected, we must develop and market new products and services. We intend to expand our operations significantly. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include: scaling our revenue and achieving the operating efficiencies necessary to achieve and maintain profitability; anticipating and responding to changing customer preferences; anticipating and responding to macroeconomic changes generally, including changes in the markets for spacecraft, software, components and services; improving and expanding our operations and information systems; successfully competing against established companies and new market entrants; managing and improving our business processes in response to changing business needs; effectively scaling our operations while maintaining high customer satisfaction; integrating any future acquisitions, including personnel, systems, and business processes; avoiding or managing interruptions in our business from information technology downtime, cybersecurity breaches and other factors affecting our physical and digital infrastructure; adapting to changing conditions in our industry; complying with regulations applicable to our business; hiring and training talented employees at all levels of our business; developing new technologies; controlling expenses and investments in anticipation of expanded operations; upgrading the existing operational management and financial reporting systems and team to comply with requirements as a public company; and implementing and enhancing administrative infrastructure, systems, and processes. If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, R&D, customer and commercial strategy, products and services, supply, and manufacturing functions. These efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations for the manufacture of our space vehicles and related equipment. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding manufacturing capacity to produce our space vehicles and related equipment, and delays in production. These difficulties may divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount, and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

We prepare our consolidated financial statements in accordance with GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to revenue recognition, recoverability of assets, valuation of derivatives and nonredeemable non-controlling interests, contingencies, stock-based compensation and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. In particular, estimating our contract revenues requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs include expected increases in wages and prices for materials; we also consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates as a result of changes in circumstances, assumptions, policies or developments in the business, which could materially affect our consolidated financial statements.

A significant portion of our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Risks Related to Litigation and Regulation

Our business is subject to various regulatory risks that could adversely affect our operations.

The environment in which we operate is highly regulated due to the sensitive nature of our complex and technologically advanced systems, including spacecraft platforms and related components, and the fact that we contract with national security and defense customers, in addition to those regulations broadly applicable to publicly traded corporations. There are numerous regulatory risks that could adversely affect operations, including but not limited to:

Changes in laws and regulations. It is possible that the laws and regulations governing our business and operations will change in the future. While our current revenue is generated primarily within the U.S., we are committed to expanding into the global market and enhancing our growth potential. There may be a material adverse effect on our financial condition and results of operations if we are required to alter our business to comply with changes in both domestic and foreign regulations, tariffs, or taxes and other trade barriers that reduce or restrict our ability to sell our products and services on a global basis, or by political and economic instability in the countries in which we conduct business. Any failure to comply with such regulatory requirements could also subject us to various penalties or sanctions.

Import and Export Restrictions. Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology, and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the Export Administration Regulations (the “EAR”), the International Traffic in Arms Regulations (“ITAR”), and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”). Although our operations and customers are primarily based in the U.S., certain of our spacecraft systems and related components, services and technologies we have developed have required, and may in the future require, the implementation or acquisition of products or technologies from third parties and affiliates, including those in other jurisdictions. In addition, certain of our spacecraft systems and related components, services and technologies may be required to be forwarded, imported, or exported to other jurisdictions. In certain cases, if the use of such technologies can be viewed by the jurisdiction in which that supplier, subcontractor or affiliate resides as being subject to import or export constraints or restrictions relating to national security, we may not be able to obtain the technologies and products that we require from subcontractors and suppliers who would otherwise be our preferred choice or may not be able to obtain the export permits necessary to transfer or export our technology. The inability to obtain or maintain export approvals and export restrictions or changes during contract execution or non-compliance by our suppliers, subcontractors, and customers, could have an adverse effect on our revenues and margins. Further, we may have had, and may in the future have, inadvertent disclosures of certain of our products or components that are subject to the requirements of U.S. import and export control laws and may be found to be in violation of these laws and regulations, which could have a material adverse effect our business, financial condition, and results of operations.

U.S. Government Approval Requirements. For certain aspects of our business operations, we are required to obtain U.S. government licenses and approvals and to enter into agreements with various government bodies to export spacecraft and related software, components and services, to disclose technical data, or provide defense services to foreign persons. The delayed receipt of or the failure to obtain the necessary U.S. government licenses, approvals, and agreements may prohibit entry into or interrupt the completion of contracts which could lead to a customer’s termination of a contract for default or monetary penalties, which could materially adversely affect our financial condition and results of operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals. Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he or she determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction. The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that have involvement with “critical technology” or “critical infrastructure,” or that collect and maintain “sensitive personal data” of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us has in the past, and could in the future, limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Other Government Regulations. Our ability to pursue our business activities is regulated by various agencies and departments of the U.S. government and the governments of other countries. Commercial space launch activities require licenses from the Department of Transportation. Radio communications for satellites, launch activities and spacecraft operations require licenses from the Federal Communications Commission (the “FCC”) and frequency coordination with the International Telecommunication Union. The operation of private remote sensing space systems requires a license from the Department of Commerce. Any failure to comply with these and other regulatory requirements could subject us to various penalties or sanctions and could have a significant adverse effect on our reputation, financial condition, and results of operations.

Competitive Impact of U.S. Regulations. Export and import control, economic sanction, and trade embargo laws and regulations, including those administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls and the U.S. Treasury Department’s Office of Foreign Assets Control, including, but not limited to, the ITAR and EAR, may limit certain business opportunities or delay or restrict our ability to contract with potential foreign customers or suppliers. To the extent that our non-U.S. competitors are not currently or in the future subject to similar export and import controls, economic sanctions, and trade embargo laws and regulations, they may enjoy a competitive advantage with foreign customers, and it could become increasingly difficult for us to recapture this lost market share.

Anti-Corruption Laws. As part of the regulatory and legal environments in which we operate, we are subject to domestic and international anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. Our policies mandate compliance with anti-corruption laws. Failure by our employees, agents, subcontractors, suppliers and/or existing or future partners to comply with anti-corruption laws and our policies could impact us in various ways that include, but are not limited to, criminal, civil and administrative fines and/or legal sanctions and the inability to bid for or enter into contracts with certain entities, all of which could have a significant adverse effect on our reputation, operations, and financial results. Our exposure for violating these laws will increase as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We may become involved in litigation that may materially adversely affect us.

From time to time, we have been and may in the future become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, supplier, customer, or other third-party relationships, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. We can provide no assurance that litigation or disputes will not arise in the future. We may also choose to settle such actions if we believe that doing so is in the best interests of the company, and the amount of such settlement could also have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state, and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. While we monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws and regulations, we cannot guarantee that these measures will be satisfactory to regulators or other third parties, such as our customers. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. Regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. The regulatory approaches of different jurisdictions may be multi-layered and may be in conflict with one another, and our compliance could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. In addition, the actions of third parties may cause us to fail to comply with certain requirements.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy, and impact our stock price.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Once our common stock is publicly traded, volatility in the stock price of our common stock or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks, and uncertainties of any securities litigation and stockholder activism.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary software from operating properly. For example, errors or other design defects within the software we offer or on which we rely may result in failure to comply with applicable laws and regulations, a negative experience for customers, delayed introductions of new features or enhancements or failure to protect data or our intellectual property. If our proprietary software does not function reliably or fail to achieve customer expectations in terms of performance, we may lose or fail to grow in customer usage and customers could assert liability claims against us. This could damage our reputation and impair our ability to attract or maintain relationships with our customers and third parties.

If we fail to adequately protect our proprietary intellectual property rights, including our unpatented proprietary intellectual property, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights. We have granted licenses in our intellectual property to certain customers, which creates an additional risk of unauthorized use or disclosure of our intellectual property.

The success of business depends, in part, on our ability to protect our proprietary intellectual property rights. To date, we have relied primarily on a combination of trade secrets, patents, data rights assertions, trademarks, copyrights, confidentiality procedures, contractual commitments, non-disclosure or confidentiality agreements with our employees and consultants, and other legal rights to establish and protect our intellectual property (including our intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection), and intend to continue to rely on these and other means. We also rely on trade secrets, designs, know-how, and other confidential information to protect our intellectual property that may not be patentable or subject to copyright, trademark, trade dress, or service mark protection, or that we believe is best protected by means that do not require public disclosure. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain certain types of intellectual property protection or registration for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Despite our precautions, our proprietary rights in the United States or abroad may not be adequate, and it may be possible for unauthorized third parties to copy, reverse engineer or misappropriate our technology or intellectual property rights and use information that we regard as proprietary to create technology that competes with ours. In addition, although we seek to enter into non-disclosure and invention assignment agreements with our employees and enter into non-disclosure agreements with our customers, consultants and other parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Such employees and third parties may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting intellectual property. While we seek to enter into such agreements, we may fail to enter into such agreements with all relevant entities, such agreements may be breached or may not be self-executing, and we may be subject to claims that employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how, or that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. In certain instances, we have granted customers licenses to our intellectual property, and we have disclosed the necessary intellectual property, including our trade secrets, proprietary know-how and other confidential information, to these customers. Additionally, certain of our customer agreements contain provisions permitting the customer to become a party to, or beneficiary of, an escrow agreement under which we place certain intellectual property in escrow with a third party. Under these escrow agreements, such intellectual property may be released to the customer for certain purposes, including to manufacture (or coordinate the manufacture of) certain of our products upon the occurrence of specified events, such as our filing for bankruptcy or ceasing our business operations generally. Although our license grants contain certain restrictions and protections for our intellectual property, we cannot control the actions by third parties, their affiliates and manufacturing partners, and their respective employees. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Any unauthorized use or disclosure of our intellectual property, including by our current or future manufacturing partners and suppliers, would cause us material harm in a manner that monetary damages alone could not redress, and this unauthorized use or disclosure could have a material adverse effect on our business and operations. Other parties may also independently develop technologies, products, and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations, and cash flows. We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Our business is substantially dependent on contracts entered into with customers in the ordinary course of business. As such, we are subject to counterparty risk. If a counterparty to one of our contracts were to default or otherwise fail to perform or be delayed in its performance on any of its contractual obligations to us, such default, failure to perform or delay could have a material adverse effect on our business, financial condition, and results of operations.

Our business is substantially dependent on contracts entered into with customers in the ordinary course of business. Our budgeted capital expenditures for our backlog, forecasted growth, and strategic plan are based on revenues expected to be generated pursuant to existing contracts. If a customer were to default or otherwise fail to perform or be delayed in the fulfillment of its contractual obligations to us, we would be required to adjust our budget, forecasts, and strategic plans, which may negatively affect our business, financial condition, cash flows, and/or liquidity. Additionally, if the scope of anticipated work related to any customer contract were to change due to unforeseen circumstances or evolving requirements of one or more of our counterparties, we may be unable to generate revenue on our anticipated timeline or may be required to incur increased costs from those originally estimated for a project, which could cause our budgets, forecasts, and plans to be inaccurate. It is not possible to predict with accuracy the impact of any default, failure to perform or delay, which results in our inability to completely mitigate such risks. As such, the counterparty default, failure to perform or delay in performance may have a material adverse impact on our business, financial condition, and results of operations.

A failure of our information technology systems, physical or electronic security protections, or an interruption in their operation due to internal or external factors including cyberattacks or insider threats, could have a material adverse effect on our business, financial condition, or results of operations.

Our business and operations are dependent on our ability to protect our employees, business systems, manufacturing capabilities, information systems, computer equipment and information databases from system failures or malicious acts. We rely on both internal information technology systems, physical controls and policies, and certain external services and service providers to manage the day-to-day operation of our business, operate elements of our manufacturing facilities, manage relationships with our employees, customers, and suppliers, fulfill customer orders and maintain our financial and accounting records. In addition, many of our systems are required to comply with higher standards applicable to systems that hold controlled technology or data. If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Similarly, we rely on third-party providers and in the event that any third-party provider’s systems or service abilities failed or are interrupted, our ability to operate may be impaired. Some of these third-party providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from attack, damage, or unauthorized access. Any of these risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. While we generally perform cybersecurity due diligence on our key third-party service providers, because we do not control our third-party service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for such cyberattacks and other incidents or disruptions attributed to our third-party service providers as they relate to the information we share with them.

We and our third-party service providers are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, actual or threatened acts of war, power losses, telecommunications failures, personnel misconduct, human error, and similar events. We and our third-party service providers are also vulnerable to cyberattacks or cybersecurity incidents, such as software bugs, computer viruses, worms, malware and ransomware, and other malicious and destructive code, social engineering and phishing attacks, denial of service attacks or other attempts to harm our systems, misconduct, fraud and denial or degradation of service attacks, and have been, and may in the future be, the target of attempted cyberattacks. Because of the nature of our business and that of our third-party service providers, and our support of the U.S. government, we (and our customers and our third-party service providers) may be targeted for such attacks by hostile foreign governments. Further, the techniques used to obtain unauthorized access to, or to disrupt, systems or networks, are constantly evolving and generally are not recognized until launched against a target. Cyberattacks and other security incidents have increased in frequency, severity and sophistication in recent years and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation-state supported actors and others. Consequently, we may be unable to anticipate these techniques, react in a timely manner, or implement preventive measures, which could result in delays in our detection or remediation of, or other responses to, cyberattacks, security breaches and other security-related incidents. The wide availability of open source software used in our solutions could also expose us and our third-party service providers to security vulnerabilities. The failure of our information technology systems, or those of our third-party service providers, to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, increased costs, or loss of important information or capabilities, any of which could have a material adverse effect on our business, financial condition, or results of operations.

Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we or our third-party service providers experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption, or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. Such incidents and disruptions may require us to notify affected individuals and other third parties and incur additional remediation or mitigation costs or have other adverse legal and regulatory consequences to us and our business, particularly if we or our third-party service providers are unable to anticipate such acts or implement adequate preventative measures. For more information on our legal and regulatory obligations with respect to privacy and data security, see Risk Factors—Risks Related to Litigation and Regulation—Our business is subject to federal, state, and international laws regarding data protection, privacy, and data security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and operating results.

In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance policies that may cover certain liabilities in connection with a cyberattack or other incidents, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

The U.S. government’s determination to award a future contract or contract option may be challenged by an interested party, and, if that challenge is successful, that future contract or option may be terminated.

The laws and regulations governing procurements by the U.S. government provide procedures by which other bidders and interested parties may challenge the award of a government contract at the U.S. Government Accountability Office (“GAO”) or in federal court. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the challenge or protest. If any such challenges or protests are filed, the government agency may decide to suspend our performance under the contract while such challenges or protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend significant funds to defend any potential award. If a challenge or protest is successful, the government agency may be ordered to terminate any one or more of our contracts and reselect bids. The government agencies with which we have contracts could even be directed to award a potential contract to one of the other bidders. Finally, the government agency, in its discretion, may elect to take corrective action to resolve a pending bid protest which could result in the government agency reevaluating bidders, or asking bidders to re-compete for the contract, and the selection of a new bidder.

Our business involves significant risks and uncertainties that may not be covered by insurance. Also, due to the inherent risks associated with commercial spaceflight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incident should occur, we will likely experience a total loss of our systems, products, technologies and services and our payloads and payloads of our customers. The total or partial loss of one or more of our products or payloads could have a material adverse effect on our business, financial condition and results of operations. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development. Further, commercial spaceflight is an inherently risky activity that can lead to accidents or catastrophes impacting human life. It is impossible to completely eliminate the potential for human error, and there is a possibility that other accidents may occur in the future as a result of human error or for a variety of other reasons, some of which may be out of our control. Any such accident could result in substantial losses to us, including reputational harm and legal liability, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our insurance, customer indemnifications or other liability protections may be insufficient to protect us from product and other liability claims or losses.

We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to accept risk of loss during various issuing phases. Not every risk or liability is or can be protected by insurance, and for those risks we insure, the limits of coverage that is reasonably obtainable may not be sufficient to cover all actual losses or liabilities incurred. We are limited in the amount of insurance we can obtain to cover certain risks, such as cybersecurity risks and natural hazards, including earthquakes, fires, and extreme weather conditions, some of which can be worsened by climate change and pandemics. If any of our third-party insurers fail, become insolvent, cancel our coverage or otherwise are unable to provide us with adequate insurance coverage or renew our insurance coverage on favorable terms, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. Our insurance may be insufficient to protect us from significant product and other liability claims or losses. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. In some circumstances, we are entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations, or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. For example, although the U.S. government may pay claims for third-party damages to the extent they exceed our insurance coverage, this depends on a government appropriation and is subject to a statutory limit. In addition, this insurance will not protect us against our own losses, including to our satellites. If liability claims or losses exceed our current or available insurance coverage, customer indemnifications, or other legal protections, our business, results of operations, prospects and financial condition could have a material adverse effect on us. Any significant claim may have a material adverse effect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues, making it more difficult for us to compete effectively, and could affect the cost and availability of insurance coverage at adequate levels in the future.

Contracting in the defense industry is subject to significant regulation, including rules related to bidding, billing, and accounting kickbacks and false claims, and any non-compliance could subject us to fines and penalties or possible debarment.

Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices, or otherwise failing to follow cost accounting standards, receiving, or paying kickbacks or filing false claims. We may be subject to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in our suspension or debarment from future government contracts, which could materially adversely affect our business, financial condition, and results of operations. In addition, we could be subject to criminal or civil penalties or administrative sanctions, including contract termination, breach of contract actions including related damages, fines, forfeiture of fees, suspension of payment, and civil False Claims Act allegations (which can include civil penalties and up to treble damages), any of which could materially adversely affect our reputation, business, financial condition, and results of operations.

We are subject to procurement rules and regulations, which increase our performance and compliance costs under our U.S. government contracts. Our failure to comply with various complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts, civil False Claims Act allegations, and suspension or debarment from U.S. government contracting.

We must comply with laws and regulations relating to the formation, administration, and performance of U.S. government contracts, which affect how we do business with our customers. Such laws and regulations may impose added costs on our business and our failure to comply with them, or the failure of our agents’ to comply with them, may lead to civil or criminal penalties, termination of our U.S. government contracts, civil False Claims Act allegations (which can include civil penalties and up to treble damages), suspension or debarment from contracting with federal agencies and could have a material adverse effect on our reputation and ability to receive other U.S. government contract awards in the future. Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. government may terminate any of our government contracts, not only for default based on our performance but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we would expect to be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract. If a contract is terminated for default, the U.S. government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and materially adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. government could indirectly terminate a program or contract by not funding it. The decision to terminate programs or contracts for convenience or default could materially adversely affect our business, financial condition, and results of operations.

Our failure to comply with various complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts, civil False Claims Act allegations and suspension or debarment from U.S. government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with our customers. Such laws and regulations may impose added costs on our business and our failure to comply with them may lead to civil or criminal penalties, termination of our U.S. government contracts, civil False Claims Act allegations (which can include civil penalties and up to treble damages) or suspension or debarment from contracting with federal agencies. Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. government may terminate any of our government contracts, not only for default based on our performance but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we would expect to be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract. If a contract is terminated for default, the U.S. government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and materially adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. government could indirectly terminate a program or contract by not funding it. The decision to terminate programs or contracts for convenience or default could materially adversely affect our business, results of operations, prospects and financial condition, and our future financial performance.

Failure to comply with anti-corruption laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and possibly other anti-bribery and anti-corruption laws in countries in which we conduct activities. These laws that prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on us. Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We routinely conduct hazardous operations in the manufacturing and testing of our spacecraft and related components and technology, which could result in damage to property or persons. The release, unplanned ignition, explosion, or improper handling of dangerous materials used in our business could disrupt our operations and adversely affect our financial results.

We manufacture, test, and operate highly sophisticated spacecraft and related components and technology. Our business operations involve the purchase and management of potentially explosive and ignitable energetic materials, and other dangerous chemicals, including materials used in rocket propulsion. The handling, production, transport, and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our operations and could cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials, including but not limited to regulations governing hazardous substances and hazardous waste. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. While we have built operational processes designed to ensure that the design, manufacture, performance, and servicing of our spacecraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process issues that could result in potential safety risks. Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure, and other costs that may arise. Such issues could result in canceled contracts, increased regulation, or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property, or other complications could have a material adverse effect on our business, financial condition, and results of operations.

We use third-party licensed software and services in or with our solutions, and the inability to maintain these licenses and services arrangements, or issues with the software we license or services we leverage, could result in increased costs or reduced service levels, which would adversely affect our business.

Our solutions include software or other intellectual property licensed from certain third parties, and we otherwise use certain software and other intellectual property licensed from third parties in our business and operations. We anticipate that we will continue to rely on such third-party software and intellectual property in the future, and from time to time, we may be required to renegotiate our current third-party licenses or services arrangements or license additional intellectual property or technology or procure additional services from third parties to develop new solutions or enhancements thereto or to facilitate new business models. This exposes us to risks over which we may have little or no control. For example, the third-party licenses and services on which we currently rely may not always be available, or may not be available on commercially reasonable terms, and we may not have access to alternative third-party software in the event of any issues with such software. In addition, the agreements under which we license intellectual property from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement. A third party may assert that we or our customers are in breach of the terms of applicable licenses or services arrangements, which could, among other things, force us to cease use of such software and give such third party the right to terminate the applicable license or services arrangement or seek damages from us, or both. Additionally, third parties from whom we currently license intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property. Additionally, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, and defense of, or litigation relating to, the intellectual property that we license from third parties and are reliant on our licensors to do so. We also cannot be certain that activities such as intellectual property protection, maintenance, prosecution, and enforcement by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations or will result in valid and enforceable intellectual property rights. It is possible that our licensors conduct infringement proceedings or defense activities less vigorously than we would conduct them ourselves or such proceedings or activities may not be conducted in accordance with our best interests. Furthermore, we cannot be certain that our licensors are not infringing, misappropriating, or otherwise violating the intellectual property rights of third parties or that our licensors have sufficient rights to the intellectual property we license in all jurisdictions in which we may offer our solutions. Our inability to obtain or maintain certain licenses, services arrangements or other rights or to obtain or maintain such licenses, services arrangements or rights on favorable terms, or the need to engage in litigation or any other proceedings regarding these matters, could result in delays in releases of new solutions and could otherwise disrupt our business, until equivalent technology can be identified, licensed, or developed, if at all. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Also, to the extent that our solutions depend upon the successful operation of third-party software in conjunction with our software, any undetected errors, vulnerabilities, compromises, or defects in such third-party software could prevent the deployment or impair the functionality of our solutions, delay new feature introductions, result in a failure of our platform, and injure our reputation. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement, and protection of our owned and licensed intellectual property. To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may result in significant damage awards or settlement costs. We may also be required to undertake workarounds or substantial reengineering of our products or services, stop using certain technologies, stop offering certain services or enter into royalty or licensing agreements, which may include terms that are not commercially acceptable to us. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, and results of operations. In addition, we may from time-to-time face allegations that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, financial condition, and results of operations. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, financial condition, our results of operations, and our reputation.

Environmental matters, including costs associated with compliance and remediation efforts and government and third-party claims, could have a material adverse effect on our reputation and our business, financial condition, and results of operations.

Our operations are subject to and affected by various federal, state, local, and foreign environmental laws, and regulations, which can frequently be expanded, changed, or enforced differently over time. Compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. We may be subject to substantial administrative, civil, or criminal fines, penalties, or other sanctions (including suspension and debarment from our government contracts) for violations. For instance, if we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected. Stricter or different remediation standards or enforcement of existing laws and regulations; new requirements, including regulation of new substances; discovery of previously unknown contamination or new contaminants; imposition of fines, penalties, or damages (including natural resource damages); a determination that certain remediation or other costs are unallowable; rulings on allocation or insurance coverage; and/or the insolvency, inability or unwillingness of other parties to pay their share, could require us to incur material additional costs in excess of those anticipated. We may become a party to legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. These matters could result in material compensatory or other damages, remediation costs, penalties, non-monetary relief, and adverse allowability or insurance coverage determinations. The impact of these factors is difficult to predict, but one or more of them could harm our reputation and business and have a material adverse effect on our results of operations, prospects, and financial condition.

Our business is subject to federal, state, and international laws regarding data protection, privacy, and data security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and operating results.

In connection with our business, we receive, collect, process, and retain certain personal information about our customers, vendors, and employees. As a result, we are subject to the evolving and increasingly complex data protection laws and regulatory frameworks of the jurisdictions in which we operate or conduct our business, including to state comprehensive privacy laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), the European Union General Data Protection Regulation (“EU GDPR”), and the U.K. General Data Protection Regulation (“U.K. GDPR”) (collectively, “Data Protection Laws”). These laws impose obligations in relation to the collection, use, and disclosure of personal information, including providing customers with certain rights to access, correct, delete, and restrict the processing of their personal information. Failure to comply with applicable laws may result in regulatory scrutiny, enforcement actions, fines, litigation, or other liabilities or costs, and the evolving complexity of the privacy landscape could impact our ability to collect, use or disclose personal information, decrease demand for our products, require us to restrict our business operations, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue. We are also subject to the DoD Cybersecurity Maturity Model Certification (“CMMC”) requirements, which requires companies that do business with the DoD to, depending on the level of security required, meet, or exceed certain specified cybersecurity standards to be eligible for new contract awards. To the extent we are unable to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoD, which could materially adversely impact our revenue, profitability, and cash flows.

Additionally, our subcontractors, and certain of our vendors, may also need to comply with CMMC requirements. We may be negatively impacted if our subcontractors or vendors are not compliant with CMMC requirements. The obligations imposed on us under the CMMC may be different from, or in addition to those, otherwise required by the Data Protection Laws to which we are subject. The costs to comply with the new CMMC requirements are significant and may increase, which could materially adversely affect our business, financial condition, or results of operations. Failure to comply with CMMC requirements may also make us subject to bid protest challenges or False Claims Act allegations claiming damages to the government based on such non-compliance. We have implemented internal controls and procedures designed to comply with the Data Protection Laws to which we are subject, the CMMC and other applicable standards, as well as contractual obligations related to data protection.

Data protection laws, regulations, standards, and obligations are evolving and may be modified, replaced, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements, or legal obligations. For example, the application of the EU GDPR alongside the U.K. GDPR exposes us to two parallel regimes that may be subject to potentially different interpretations, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. While the EU GDPR and the U.K. GDPR remain substantially similar for the time being, the government of the U.K. has adopted reforms to its privacy and data security legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the European Economic Area and the U.K., and such businesses may need to amend their processes and procedures to align with the new framework. We cannot yet determine the impact that such modifications may have on our business. As such, our practices may not have complied with, and we cannot assure ongoing compliance with, all such laws or regulations and other legal obligations. Further, we expect that new industry standards, laws, and regulations will continue to be proposed regarding privacy and data security in many jurisdictions. We cannot yet determine the impact that such future laws, regulations, and standards may have on our business. Our efforts to comply with these evolving obligations may cause us to incur significant costs or require changes to our business practices, which could materially adversely affect our business, financial condition, and results of operations. Any failure or perceived failure by us to comply with applicable laws or regulations, or other contractual or legal obligations, or to adequately address privacy and data security concerns, even if unfounded, may result in governmental enforcement actions, private litigation (including class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our reputation, inhibit sales, and materially adversely affect our business, financial condition, and results of operations.

Our systems utilize third-party open-source software, and any failure to comply with the terms of one or more of these open-source software licenses could adversely affect our business, subject us to litigation, or create potential liability.

Our systems include software licensed from third parties under any one or more open-source licenses, and we expect to continue to incorporate open-source software in our systems and technology in the future. Moreover, we cannot ensure that we have effectively monitored our use of open-source software, or validated the quality or source of such software, or that we are always in compliance with the terms of the applicable open-source licenses or our current policies and procedures. From time to time, there have been claims against companies that use open-source software in their products and services asserting that the use of such open-source software infringes the claimants’ intellectual property rights. As a result, we could be subject to suits by third parties claiming that what we believe to be licensed open-source software infringes such third parties’ intellectual property rights. Additionally, if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, and results of operations, or require us to devote additional R&D resources to change our solutions. We may continue to experience such vulnerabilities in the future. Use of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities where open-source software may be more susceptible. In addition, certain open-source licenses require that source code for software programs that incorporate, use, or combine with such open-source software be made available to the public at no cost and that any modifications or derivative works to such open-source software continue to be licensed under the same terms as the open-source software license. The terms of various open-source licenses to which we are subject are ambiguous and have not or may not have been interpreted by courts in the relevant jurisdictions, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our software and data. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open-source licenses, if we combine our proprietary software with open-source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, seek licenses from third parties on terms that are not commercially feasible or otherwise be limited in the provision of our products and services, each of which could reduce or eliminate the value of our solutions. Disclosing our proprietary source code could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales. Furthermore, any such re-engineering or other remedial efforts could require significant additional R&D resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Any of these events could create liability for us and damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Laws and regulations designed to address climate change may result in additional compliance costs.

Our operations and the products we sell are currently subject to rules limiting emissions and to other climate-related regulations in certain jurisdictions where we operate. The increased prevalence of global climate change concerns may result in new regulations that may negatively impact us, our suppliers, and customers. We are continuing to evaluate short-, medium- and long-term risks related to climate change. We cannot predict what climate-related legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers, in which case, the costs of component parts could increase.

Misconduct of employees, subcontractors, agents, suppliers, business partners, or joint ventures and others working on our behalf could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a material adverse impact on our reputation, business, financial condition, and results of operations.

Our employees, subcontractors, agents, suppliers, business partners, joint ventures or others working on our behalf may engage in misconduct that could adversely impact our business including by committing fraud or engaging in other improper activities such as falsifying time or other records, and violating laws and failing to comply with our policies and procedures or with federal, state, or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws, and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory investigations or sanctions against us, corruption or disruption of our systems or those of our customers, impairment of our ability to provide services to our customers, loss of current and future contracts, indemnity obligations, serious harm to our reputation and other potential liabilities. Although we have implemented policies, procedures, training, and other compliance controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. This risk of improper conduct may increase as we continue to expand and do business with new partners. In the ordinary course of our business, we form and are members of joint ventures (meaning joint efforts or business arrangements of any type). Our failure to comply with applicable laws or regulations could damage our reputation and subject us to administrative, civil, or criminal investigations and enforcement actions, fines, and penalties, restitution or other damages including civil False Claims Act allegations (which can include civil penalties and up to treble damages), loss of security clearance, loss of current and future customer contracts, loss of privileges and other sanctions, including suspension or debarment from contracting with federal, state, or local government agencies, any of which would materially adversely affect our reputation, business, financial condition, and results of operations.

Efforts by the U.S. government to revise its organizational conflict of interest rules could limit our ability to successfully compete for new contracts or task orders, which would materially adversely affect our business, financial condition, and results of operations.

Efforts by the U.S. government to reform its procurement practices have focused on, among other areas, the separation of certain types of work to facilitate objectivity and avoid or mitigate organizational conflicts of interest and the strengthening of regulations governing organizational conflicts of interest. Organizational conflicts of interest may arise from circumstances in which a contractor has impaired objectivity during performance; unfair access to non-public information; or the ability to set the “ground rules” for another procurement for which the contractor competes. A focus on organizational conflicts of interest issues has resulted in legislation and a proposed regulation aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. The passage of a new federal law in December 2022 requires the FAR council to provide and update definitions of each of the above types of conflicts of interest and provide illustrative examples of various relationships that contractors could have that would give rise to potential conflicts of interest. The passage of this legislation comes as this topic continues to garner increased scrutiny of such alleged conflicts among federal contractors. The resulting rule-making process, as well as continuing reform initiatives in procurement practices, may, however, result in future amendments to the FAR, increasing the restrictions in current organizational conflicts of interest regulations and rules. Similarly, organizational conflicts of interest remain an active area of bid protest litigation, increasing the likelihood that competitors may leverage such arguments in an attempt to overturn agency award decisions. To the extent that proposed and future organizational conflicts of interest laws, regulations, and rules or interpretations thereof limit our ability to successfully compete for new contracts or task orders with the U.S. government, either because of organizational conflicts of interest issues arising from our business, or because companies with which we are affiliated, or with which we otherwise conduct business, create organizational conflicts of interest issues for us, our business, financial condition, and results of operations could be materially adversely affected.

We may experience claims for product failures, schedule delays or other problems with existing or new products.

Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. The sophisticated and rigorous design, manufacturing and testing processes and practices we employ do not entirely prevent the risk that we may not be able to successfully launch or manufacture our products on schedule or that our products may not perform as intended. When our products fail to perform adequately, some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed when we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries.

New sustainability and climate-related disclosure obligations could result in unforeseen costs associated with compliance, government and third-party claims, operations, and increased reputational and litigation risk.

New sustainability and climate-related disclosure obligations could result in unforeseen costs associated with compliance, government and third-party claims, operations, and increased reputational and litigation risk. We may be subject to rulemaking regarding corporate social responsibility and/or disclosure, as public awareness and focus on social and environmental issues has led to legislative and regulatory efforts to impose or increase regulations and require further disclosure. We operate in various jurisdictions in the U.S. that have adopted or proposed federal and state laws related to sustainability and climate change reporting. Any adopted or proposed laws could impose significant new burdens on the company and our suppliers, with significant potential costs and operational impacts, and restrict access to capital if our disclosures are not perceived as meeting applicable third-party verification standards. Our failure to adequately comply with such disclosure obligations could jeopardize our competitive position and ability to win business, as well as adversely affect our results of operations and financial condition. Separately, enhanced sustainability and climate-related disclosure requirements could lead to reputational or other harm to our relationships with customers, regulators, investors, or other stakeholders. We may also face increased litigation risks arising from enhanced sustainability and climate-related disclosure requirements relating to alleged damages resulting from our reported or projected GHG emissions or statements allegedly made by us or others in our industry regarding environmental and climate change risks.

We are subject to complex tax laws, and changes in tax laws or in positions by the relevant tax authorities regarding the application, administration or interpretation of tax laws or regulations, particularly if applied retrospectively, or challenges to our tax position could adversely affect our financial condition and results of operations.

Tax laws are complex and subject to subjective evaluations and interpretative decisions, and we may be subject in the future to tax audits aimed at addressing our compliance with direct and indirect taxes. Changes in tax laws could adversely affect our tax position, including our effective tax rate or tax payments. We often rely on generally available interpretations of applicable tax laws and regulations. We cannot be certain that the relevant tax authorities agree with our interpretation of these laws, or with the positions we have taken or intend to take, on tax laws applicable to our ordinary activity and extraordinary transactions. If our tax positions are challenged by relevant tax authorities, we could face long tax proceedings and the imposition of additional taxes or the denial of tax benefits could require us to pay taxes that we currently do not collect or pay or increase the cost of our services to track and collect such taxes. We cannot, therefore, rule out that claims by the tax authorities may give rise to burdensome and long tax litigation and to the payment of significant amounts for taxes, penalties and interest for late payment. Any of these risks could increase our cost of operations or our effective tax rate and have a negative effect on our business, financial condition, operating results and cash flows.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2024, we had $     million of U.S. federal and $     million of U.S. state net operating loss (“NOLs”) carryforwards available to reduce future taxable income. While the federal NOL carryforwards can be carried forward indefinitely, state NOLs begin to expire in the year ending December 31, 2046. It is possible that we will not generate taxable income in time to use these NOL carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal NOLs incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such NOLs is limited. In addition, the federal and state NOL carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Future issuances or sales of our common stock, including certain transactions involving our common stock that are outside of its control, could result in future “ownership changes.” “Ownership changes” that have occurred in the past or that may occur in the future could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. States may impose other limitations on the use of our NOLs. Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in us retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than we would otherwise retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes. As a result, such limitations on our NOL could adversely impact our operating results.

We intend to enter into a tax receivable agreement that will require us to make payments in relation to certain tax attributes of York Space Systems and its subsidiaries to our pre-IPO owner (or certain transferees or successors), and such payments may be substantial.

We intend to enter into a tax receivable agreement with Yellowstone that will require us to make payments to Yellowstone (or its transferees or successors) in an amount equal to      % of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems. Any such tax receivable agreement may contemplate payments in respect of net operating losses, the carryforward of any unused research and development tax credits and interest disallowed pursuant to Section 163(j) of the Code (as defined below), the amortization of research and experimental expenditures pursuant to Section 174 of the Code (as defined below), and other tax attributes of York Space Systems (including, without limitation, refunds and amortization and depreciation of other assets of York Space Systems). The timing of payments under any tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. These payments may be substantial and will be made only to Yellowstone (or its transferees or successors), rather than to all of our shareholders. These payments could have a material adverse effect on our business, financial condition and results of operations. To the extent that we are unable to make payments under any tax receivable agreement as a result of the terms of our debt agreements, such payments may be deferred and may accrue interest until paid.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition.

We have, and after this offering we expect that we will continue to have, a significant amount of indebtedness. As of December 31, 2024, our total indebtedness, excluding capitalized debt issuance costs, consisted of $200.0 million under our Term Loan Facility. All obligations under the Term Loan Facility are guaranteed by certain of our subsidiaries and are secured by substantially all of our assets. We may also incur additional indebtedness in connection with this offering.

Our substantial indebtedness under the Credit Agreement, and any future indebtedness we may incur could have important consequences to the holders of our common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our and our subsidiaries’ other debt;

•	limiting our and our subsidiaries’ ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates, to the extent any of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Credit Agreement contains, and agreements governing our future borrowings may contain, financial covenants that require us to maintain certain liquidity and cash flow metrics, as well as restrictive covenants that limit our and certain of our subsidiaries’ ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all our debt. See “Description of Certain Indebtedness.”

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Credit Agreement contains, and agreements governing our future borrowings may contain, restrictions on the incurrence of additional indebtedness, these restrictions are, or may in the future be, subject to a number of qualifications and exceptions, and the amount of additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute “indebtedness” under the Credit Agreement.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled principal and interest payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreement restricts, and any agreement governing any debt we incur in the future may restrict, our ability to dispose of assets and use the proceeds from those dispositions and also limits our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Additionally, if we cannot make scheduled payments on our debt, we will be in default, and the outstanding principal amount of indebtedness thereunder may be accelerated, commitments to loan money may be terminated and/or assets securing such borrowings may be foreclosed against, as applicable in the relevant debt instrument, and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the common stock.

Agreements governing our current and future indebtedness will contain covenants that restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The Credit Agreement contains, and any future indebtedness agreements we enter into will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and may limit our and our subsidiaries’ abilities to engage in acts that may be in our long-term best interest. See “Description of Certain Indebtedness.” These covenants may include restrictions on our and our subsidiaries abilities to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem, or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	sell or license intellectual property, except in certain circumstances;

•	incur liens;

•	dispose of our assets;

•	enter into transactions with affiliates;

•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•

make fundamental changes in our business, corporate structure, or capital structure, including, among other things, entering into mergers, acquisitions, consolidations, and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. If we incur indebtedness provided or guaranteed by the U.S. government, we may be subject to additional restrictions on our operations, including limitations on employee headcount and compensation reductions and other cost reduction activities.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

There has been no prior public market for our common stock prior to our initial public offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our common stock following this offering. If you purchase shares of common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures, or other dispositions;

•	loss of relationships with significant suppliers or other customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	deterioration of economic conditions in the United States and reduction in demand for our products;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on      under the symbol “YSS.” However, we cannot be certain that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Furthermore, we cannot be certain that we will continue to satisfy the continued listing standards of     . If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our common stock. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

Future sales of our common stock and other actions by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who have or obtain equity, sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Upon the completion of this offering, we will have outstanding a total of      shares of common stock (assuming the underwriters exercise in full their option to purchase additional shares of common stock). Of these shares, only the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

In connection with this offering, we and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including AE Industrial Partners, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of     on behalf of the underwriters.

When the lock-up period in these agreements expires, we, our officers and directors, AE Industrial Partners, and such other stockholders will be able to sell shares in the public market. In addition,      on behalf of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock-up agreements could cause the price of our common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, certain of our stockholders will have demand and “piggy-back” registration rights with respect to our common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including in connection with registration rights we have granted.

Your ability to achieve a return on your investment will depend on appreciation in the price of our common stock because we currently do not intend to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we currently do not anticipate paying any cash dividends for the foreseeable future. In addition, the terms of our indebtedness limit our ability to pay dividends or make other distributions on, or to repurchase or redeem, shares of our capital stock. See “Description of Certain Indebtedness.” Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. See “Dividend Policy.” We cannot be sure that we will pay dividends in the future or continue to pay dividends if we do commence paying dividends.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation regarding our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more analysts who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

In addition, if we do not meet any financial guidance that we may provide to the public or if we do not meet expectations of securities analysts or investors, the trading price of our common stock could decline significantly.

Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock and depress the market price of our common stock.

Future issuances of our common stock could result in dilution to existing holders of our common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our common stock. As a result, purchasers of shares of common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our common stock.

We will incur increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, investor relations, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and    , including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that the requirements of operating as a public company will increase our legal and financial compliance and investor relations costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will also need to establish an investor relations function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Public company reporting and disclosure obligations and a broader stockholder base as a result of our status as a public company may expose us to a greater risk of claims by stockholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in net tangible book value per share.

The assumed initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the as adjusted net tangible book value per share of $     based on the assumed initial public offering price of $     per share. That is because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that new securities are issued under our equity incentive plans or we issue additional shares of common stock in the future. See “Dilution.”

Our management will have broad discretion over the use of the net proceeds from this offering, may invest or spend the proceeds raised in this offering in ways with which you may not agree and the proceeds may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the net proceeds of this offering as described in the section entitled “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you are relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing instruments. These investments may not yield a favorable return, or any return, to us or our stockholders.

Risks Related to Our Organizational Structure

AE Industrial Partners has significant influence over us, and its interests may conflict with ours or yours in the future.

AE Industrial Partners and its respective affiliates will have the ability to exercise significant influence over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or board of directors.

After this offering, AE Industrial Partners will beneficially own, in the aggregate, approximately     % of our outstanding common stock (approximately     % if the underwriters exercise in full their option to purchase additional shares of common stock). In addition, AE Industrial Partners anticipates entering into voting arrangements with certain other stockholders of the Company, pursuant to which such other stockholders will grant AE Industrial Partners the right to direct the voting of the shares of common stock held by such other stockholders with respect to the election of the Company’s directors. As a result, AE Industrial Partners will have significant influence over our management and affairs.

Our concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;

•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

Provisions in our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:

•

establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors);

•	establish limitations on the removal of directors;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws without stockholder approval and that stockholders may adopt, amend, alter, or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which will require the affirmative vote of two-thirds of our outstanding common stock);

•	restrict the forum for certain litigation against us to Delaware;

•	provide that stockholders may not act by written consent, which would require stockholder action to be taken at an annual or special meeting of our stockholders;

•

prohibit stockholders from calling special meetings, which would delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors; and

•

establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation will contain a provision that is of similar effect, except that it will exempt from its scope AE Industrial Partners, any of its affiliates and certain of their respective direct or indirect transferees as described under “Description of Capital Stock—Anti-Takeover Provisions.”

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees, or stockholders to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our certificate of incorporation will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection provision in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither of AE Industrial Partners nor any of its respective portfolio companies, funds, or other affiliates, nor any of its officers, directors, employees, agents, stockholders, members, or partners will have any duty to refrain from engaging, directly, or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner, or affiliate of either of AE Industrial Partners will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to AE Industrial Partners, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner or affiliate has directed to AE Industrial Partners. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner, or affiliate of AE Industrial Partners, or any of their respective portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by AE Industrial Partners to itself or its respective portfolio companies, funds, or other affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a “controlled company” within the meaning of the rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, assuming an offering size as set forth in “Prospectus Summary—The Offering” and an initial public offering price of $    (the midpoint of the estimated price range set forth on the cover page of this prospectus), AE Industrial Partners will control, through share ownership and contractual arrangements, a majority of the voting power of our outstanding voting stock with respect to the election of our directors, and as a result we will be a controlled company within the meaning of     corporate governance standards. Under     rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to utilize these exemptions as long as we remain a controlled company. As a result, we may not have a majority of independent directors and our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of     .

Pursuant to Rule 10C-1 under the Exchange Act,     has adopted amendments to its listing standards that require, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel, and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel, or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements. See “Management—Controlled Company Exemption.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, statements about potential new products and product innovation and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes, and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•

we may experience cost overruns on our contracts, including before final receipt of a contract, which would require us to absorb the excess costs and potentially reduce our cash flow and profitability;

•	concentration of our customers and backlog, in particular our largest customer, the SDA;

•	we may fail to implement and maintain an effective system of internal control over financial reporting, and as a result may not be able to accurately determine or disclose our financial results;

•	our operating results may fluctuate significantly;

•	significant competition in the global space and satellite market;

•	our failure to manage our growth effectively and our ability to achieve and maintain profitability;

•	any failure of our spacecraft systems and related software to operate as intended, resulting in warranty claims for product failures, schedule delays or other problems with existing or new products;

•	our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner;

•	our failure to establish and maintain important relationships with government agencies and prime contractors;

•	our dependence on contracts entered into in the ordinary course of business and our dependence on major customers and vendors;

•	the scarcity or unavailability of critical components used to manufacture our products or used in our development programs;

•	the market for spacecraft platforms and satellite software is still emerging and shifting, and the market may not achieve the growth potential we expect;

•	uncertain global macro-economic and political conditions, including the implementation of tariffs;

•	disruptions in U.S. government operations and funding and budgetary priorities of the U.S. government;

•	a failure of our information technology systems, physical or electronic security protections;

•	adverse publicity stemming from any incident involving us, our competitors, or our customers;

•	the failure to adequately protect our proprietary intellectual property rights;

•	the inability to comply with any of our contracts or meet eligibility requirements to obtain certain government contracts;

•	limitations on investor insight into portions of our business due to our classified contracts with the U.S. government;

•	the potential inability to realize our backlog;

•	our business is subject to a wide variety of extensive and evolving government laws and regulations and contracting in the defense industry is subject to significant regulation;

•	we have substantial indebtedness, and we may not be able to generate sufficient cash to service all of such indebtedness; and

•	the other factors set forth under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We have also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. Additionally, from time to time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity, and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     million (or approximately $     million if the underwriters exercise in full their option to purchase additional shares of common stock) based upon an assumed initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds we receive from this offering for working capital to fund growth and other general corporate purposes, which may include building inventory, research and development and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial public offering price per share for the offering remains at $    , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2024 as follows:

•	on an actual basis; and

•

on an as adjusted basis after giving effect to the Corporate Conversion, the sale of      shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $     per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information set forth below does not include      shares of common stock reserved for future issuance under our Equity Incentive Plan. See “Executive Compensation—Equity Incentive Compensation.”

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of December 31, 2024
	Actual	As Adjusted
(in thousands, except share and per share amounts)
Cash and cash equivalents	$	$

Debt:
Long-term debt, net	$	$
Temporary Equity:
Redeemable preferred units (56,619,831 authorized, issued and outstanding, actual; no units issued and outstanding, as adjusted)
Member’s capital (deficit):
Common units (1,078,929,080 authorized, issued and outstanding, actual; authorized, issued and outstanding, as adjusted)
Common stock ( authorized, issued and outstanding, actual; authorized, issued and outstanding, as adjusted)
Accumulated other comprehensive income (loss)
Accumulated Deficit

Total capitalization	$	$

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus is based on the following events and assumptions:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	the completion of the Corporate Conversion in connection with the completion of this offering.

DILUTION

If you invest in our common stock, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of     (after giving effect to the Corporate Conversion), we had a historical net tangible book value of $     million, or $     per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the Corporate Conversion and the sale of      shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering as set forth under “Use of Proceeds,” at an assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, our net tangible book value as of      would have been $     million, or $     per share of common stock. This represents an immediate increase in net tangible book value of $     per share to our existing stockholders and an immediate dilution in net tangible book value of $     per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$

Net tangible book value (deficit) per share as of	$
Increase (decrease) in net tangible book value (deficit) per share attributable to this offering	$

As adjusted net tangible book value (deficit) per share after giving effect to this offering		$

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $     per share and dilution per share to new investors purchasing common stock in this offering by $     per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses by us. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $     per share and decrease (increase) the dilution per share to new investors purchasing common stock in this offering by $     per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses by us.

If the underwriters exercise in full their option to purchase additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $     and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $    , assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of     , the differences between the number of shares of common stock purchased from us, the total consideration paid (in thousands) and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of common stock in this offering, at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing Investors			%	$		%	$
New investors in this offering			%			%

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $     million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $     million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors     %, assuming no change in the assumed initial public offering price per share and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares of common stock, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above exclude shares of our common stock reserved for future issuance under our Equity Incentive Plan, as well as any future increases, including annual automatic increases, in the number of shares of common stock reserved for issuance thereunder.

We expect to require additional capital to fund our current and future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock and depress the market price of our common stock.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of the Company’s financial condition and results of operations together with the sections entitled “Prospectus Summary—Summary Consolidated Financial Data,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based upon our current plans, expectations, and beliefs, and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Business Overview

York Space Systems is a leading, U.S.-based, space and defense prime providing a comprehensive suite of mission-critical solutions for national security, government and commercial customers. York is one of the only space and defense primes with proprietary hardware and software capabilities designed to address customers’ complex mission requirements across the critical elements of the entire space ecosystem throughout the mission lifecycle. York is the number one provider to the DoD’s PWSA by number of spacecraft operating in-orbit, by number of contracts, and by number of mission sets. York is a partner of choice for our customers, with differentiated performance versus to traditional primes based on price, speed to deployment, and sophistication of capabilities. We produce our satellites at approximately half the cost of our competitors and have been the first to deliver and launch satellites for the PWSA. York is the first and only company to demonstrate Link-16 connectivity from space, highlighting our unique and innovative capabilities.

York is purpose built to address evolving national security space challenges and to adapt to the ongoing shift in the U.S. government’s mission needs and procurement processes, where economics, agility, rapid capabilities, and heritage drive customer decision making. We deliver mission critical solutions in a zero-tolerance for error environment where systems must work and we believe we are positioned to capture an outsized share of growth in our core markets. York provides customers a vertically integrated, full technology stack of solutions including design, production, integration, launch services, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle. York has significant space heritage, having flown 74 missions, created 17 products with flight heritage, and logged over four million on-orbit hours. York’s position as a prime enables us to monetize the entire space vertical from launch to mission operations, from spacecraft to payloads, and from edge computing to data transfer.

We operate as a single reportable segment and serve this critical domain through our differentiated and scalable spacecraft, software and services. We believe we distinguish ourselves from other space mission primes by offering a fully integrated portfolio of proprietary spacecraft, software and services. Our versatile spacecraft are built on a modular platform, allowing us to move quickly from design and development to deployment to meet our customers’ needs for their rapid response missions. In addition, we provide software throughout the space layer, including flight control and edge computing, and we recently added more than 45 ground antennas in connection with the ATLAS Acquisition. Our software is designed to enable autonomous, real-time decision making and constellation management to support mission execution. By coupling spacecraft production with mission operations and ground integration, we offer a turnkey solution designed to reduce technical and programmatic risk for both government and commercial customers.

Our capabilities include a differentiated suite of spacecraft solutions with proven, common technologies. We offer the S-CLASS, LX-CLASS, and M-CLASS spacecraft, which are high-quality, low-cost satellite platforms that are proven and scalable to a wide array of space market needs. Our spacecraft are supported by proprietary satellite software enabling versatile integration of a variety of payloads for customers and supply chain commonalities across platforms. The various spacecraft classes are designed and engineered to address a broad cross section of the spacecraft market while maximizing payload accommodation. The LX-CLASS is double the mass of the S-CLASS and leverages the S-CLASS design, sharing more than 90% of its technology with the S-CLASS, to offer a specialized platform with enhanced capabilities. Similarly, the M-CLASS utilizes the previous satellite platform designs, sharing approximately 75% of its technology with the S-CLASS and LX-CLASS, while greatly enhancing scale and power for payloads up to 1,000 kg and 8kW peak power consumption. This vertically integrated, cost-effective, scalable model is designed to deliver highly effective end-to-end capability for our customers.

We provide our customers with the ability to quickly and effectively field responsive space-based technologies. We have a demonstrated ability to win contracts in space and are a trusted partner to U.S. national security, intelligence and defense agencies, such as the U.S. Air Force and the SDA, as well as commercial and civil customers. Our proprietary hardware, software and mission operations solutions are designed to address the United States’ national security priorities: missile defense (crucial to the Golden Dome), counter-space capabilities, and space domain awareness.

York maintains a strong and strategically vital partnership with the DoD’s PWSA. The DoD’s SDA is responsible for rapidly developing and fielding next-generation space capabilities to enhance national security, while the PWSA is its flagship initiative to build resilient, proliferated LEO constellations supporting global warfighting needs as near-peer adversaries are increasing their anti-satellite, intelligence gathering, and signal jamming and spoofing operations from space. Our innovative, modular satellite platforms and rapid production capabilities, make us the leading provider to the PWSA and the largest awardee by quantity of spacecraft (136), most contracts (6), and most spacecraft in-orbit (33). We have been awarded more missions than any other prime, demonstrating our leadership position across three key elements of government contracting: price, speed, and capabilities. We offer attractive pricing, superior delivery speed, and comprehensive capabilities across spacecraft, software, and ground stations. In 2024, York became the first company to demonstrate Link-16 in space, and in 2025 York and SpaceX were the first to achieve LEO-to-LEO laser link between PWSA vendors and Space-to-Ground laser links, representing how York’s continued technological innovation sets us apart. York has become an important provider in the long-term national security vision for resilient, proliferated space architecture.

Our cutting-edge facilities and manufacturing footprint are purpose-built to support the rapid development and production of our S-CLASS, LX-CLASS, and M-CLASS spacecraft. York is vertically integrated, assembling key spacecraft components in-house. This approach is designed to mitigate supply chain risk, support our ability to offer competitive pricing, and enable rapid fielding of solutions to our customers. Following the opening of our 60,000 square foot Potomac facility in August 2023, we have quadrupled production capacity and believe we will be able to meet demand to manufacture and test over 1,000 satellites annually, supporting our position as a leader in rapid, high volume spacecraft delivery. This deliberate investment in infrastructure is meant to create a durable competitive advantage, enabling us to capitalize on the rapidly growing space economy with the ability to reliably deliver spacecraft faster and more affordably than traditional primes.

With long-term supplier relationships in place, we have standardized testing to ensure the superior quality products prior to delivery, while working to implement quality assurance programs in cooperation with our suppliers. This integration is designed to reduce supply-chain risk, shorten lead times, and support turnkey delivery from component manufacturing and payload integration through launch coordination, ground integration, and sustained operations. Our suppliers are generally well diversified and do not include any individual suppliers accounting for more than 15% of our total vendor costs for the year ended December 31, 2024.

Backlog

We view growth in backlog as a key measure of our business growth. Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us (net of any revenue already recognized as of the backlog date). We include the aggregate expected revenue of awarded contracts in our backlog upon the execution of a legally binding agreement, even though our contracts include certain termination rights exercisable by our customers with advance notice. We exclude unexercised contract options from our backlog. Contract liabilities recognized on our consolidated balance sheets consists of payments and billings that we have received in excess of revenue that we have recognized. Because cash receipts from these contracts have not been recognized into revenue, they are included in our backlog calculation.

We view growth in backlog as a key measure of our future business prospects. We monitor our backlog because we believe it is a forward-looking indicator of potential sales which can be helpful to investors in evaluating the performance of our business and identifying trends over time. Although backlog reflects business associated with contracts that are considered to be firm, terminations, amendments, or contract cancellations may occur, which could result in a reduction in our total backlog and potential future revenue that never gets recognized.

	As of December 31,
($ in thousands)	2024	2023
Backlog	$861,677	$938,481

The decrease in backlog as of December 31, 2024 compared to December 31, 2023 was primarily due to significant revenue being recognized on three of our significant contracts, which was partially offset by the addition of a new long-term contract to backlog in August 2024.

Trends and Key Factors Affecting Performance

Macroeconomic Pressures

In recent years, geopolitical instability, including wars and conflicts, as well as impacts from other global events, have resulted in opportunities for companies in the space and defense technology market. However, certain disruptions to the global economy, including market disruptions, monetary, and fiscal policy uncertainty, supply chain challenges, high interest rates and inflationary pressures have contributed to an inflationary environment that has adversely affected, and may continue to adversely affect, the price and availability of certain products and services necessary for our operations, which in turn may adversely impact our business and operating results. In addition, the global trade environment is uncertain and rapidly evolving. Tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war and lead to market disruptions and supply chain interruptions for equipment. The impact of tariffs on our business and results of operations will depend on their timing, duration, and magnitude.

Government Environment and Regulations

Our industry is affected by government budget and spending levels, changes in demand, changes in policy positions or priorities, the domestic and global political and economic environment, and the evolving nature of the space and defense sectors. National security and advancements in space-based technologies are core focuses of the U.S. government on a bi-partisan basis and closely align with the key messages from the current U.S. presidential administration regarding space. Any changes in budget and spending levels, policies, or priorities, including the current emphasis by the current administration on access to space, may have an adverse impact on our business and operating results. In addition, U.S. government procurement regulations impose various operational requirements on government contractors. Non-compliance with any of these regulations could materially and adversely affect our operating results.

Pace of Government Expenditures and Private Enterprise Investment in the Space Economy

Our future growth is largely dependent on our ability to continue to capitalize on increased government spending and private investment in the space economy, including programs such as Golden Dome. Government expenditures and private enterprise investment have fueled our growth in recent years and have resulted in our continued ability to secure increasingly valuable contracts as well as the ability to continue financing the growth and development of our business. According to McKinsey’s Space report from 2024, the global space economy is projected to reach $1.8 trillion in value by 2035 driven by accelerating national security spending and commercial demand. We believe our ability to deliver reliable satellites at scale not only addresses today’s market but also positions us to be a long-term leader as new commercial applications drive growing demand for space infrastructure. We expect the continued availability and growth of government expenditures and private investment in the space economy will be an important contributor to increased purchases of our products and services; however, any delays or reductions in appropriations for our programs and changes in U.S. government priorities and spending levels more broadly may negatively impact our business.

Ability to Improve Profit Margins and Scale our Business

The growth of our business is dependent on our ability to improve our profit margins over time while successfully scaling our business, including through continued investment in initiatives to improve our operating leverage. Our satellite architecture is built for flexibility and scaled production, and is designed to drive significant cost efficiencies. We believe continued reduction in costs and an increase in production and service volumes will enable a reduction of the cost of our satellites and an improvement of our gross margins. Additionally, we believe our modular, backward-compatible design approach allows us to maximize common components and streamline production, increasing efficiency and scalability. As we increase our satellite production, we expect to be able to continue to improve our cost structure as fixed and overhead costs are amortized over a greater number of satellite builds. In addition, our ability to expand our recurring satellite-based services is a key component of our strategy to improve our profit margins. Revenue, net income, and the timing of our cash flows also depend on our ability to perform on our contracts and expand our satellite-based services, and profitability can fluctuate depending on the mix of contracts awarded. To manage these fluctuations, we have implemented several strategies, such as closely monitoring project and related services timelines to anticipate cash flow needs. Despite these measures, the inherent variability in milestone achievements means that quarter-to-quarter comparisons of our cash flows from operations may not necessarily be indicative of future performance.

Ability to Continue to Innovate and Expand our Product and Service Offerings

To continue gaining market share and attracting customers, we plan to continue investing in our infrastructure to expand our production capabilities, including our satellite-based services, and to create a durable competitive advantage with the goal of enabling us to capitalize on the rapidly growing space economy. Our growth opportunity is dependent on our continued ability to expand our addressable market, win DoD PWSA contracts and Golden Dome missions, and to develop our portfolio of products and services related to our offerings. We intend to expand our operations and offerings significantly, but any difficulties in achieving or effectively managing our growth could have a negative effect on our operating results.

Acquisitions

We consider strategic acquisitions of businesses and other investments to expand our software and services footprint, deepen vertical integration, and accelerate entry into adjacent mission areas, with the goal of expanding our current portfolio and accessing new customers and technologies. We target companies that not only enhance our technical capabilities but also embed us more deeply into our customers’ mission workflows. By integrating strategic acquisitions with our strong internal execution, we aim to build a broader product and service offering with a goal of enhancing our growth and market share. We also may explore the divestiture of businesses that no longer meet our needs or strategy or that could perform better outside of our organization. These strategic transactions may be costly, time consuming and challenging to consummate and/or integrate with our existing businesses, and may result in fluctuations in our operating results and financial position across periods that may be unrelated to our underlying performance. Any particular acquisition or other investment we make could prove less successful than anticipated and have a negative effect on our business.

Results of Operations

We manage and assess our business based on performance on contracts, which are typically long-term and involve the design, development and manufacturing of our core offerings and related activities with varying delivery schedules. Therefore, the results of operations for a particular year, or year-over-year comparison may not be indicative of future operating results. Substantially all of our contracts are accounted for under the percentage-of-completion cost-to-cost method. As a result, revenues on contracts are recorded over time based on progress towards completion for a particular contract, including the estimate of the profit to be earned at completion.

Components of Results of Operations

Revenue—substantially all of our revenue is derived from long-term firm-fixed-price (“FFP”) production contracts for the design of small satellites, launch services, and ground services with both U.S. federal government-controlled agencies as well as domestic commercial customers. Our contracts generally span several years in duration. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We recognize revenue upon the satisfaction of the performance obligations identified in the contract, which is achieved through the transfer of control of the promised good or service to the customer over time.

For FFP contracts satisfied over time, progress is measured using a percentage-of-completion (“POC”) cost-to-cost method, which accurately reflects the transfer of control to the customer. This method assesses the extent of progress based on the ratio of costs incurred to date against the total estimated costs to complete the performance obligation. Estimating total costs to completion requires us to make informed estimates regarding subcontractor performance, material costs and availability, labor costs and productivity and overhead expenses. Frequently, the period of performance of a contract extends over a long period and, as such, revenue recognition and our profitability from a particular contract may be affected to the extent that estimated costs to completion (“EAC”) are revised, delivery schedules are delayed, performance-based milestones are not achieved, or progress under a contract is otherwise impeded. Accordingly, our recorded revenues and operating profit from period to period can fluctuate significantly depending on when contractual obligations are achieved.

In the event that the estimated total costs to be incurred on a contract surpass the anticipated total revenue, we recognize a provision for the entire loss on the contract in the period when the loss is identified. For further discussion of the critical judgments and estimates related to our revenue recognition policies, see the section entitled “Critical Accounting Estimates.”

Cost of Revenues—primarily consists of direct material and labor costs, which include salaries, bonuses, and benefits directly attributable to fulfilling our obligations under customer contracts, and related overhead. Overhead costs primarily include allocable amounts of utilities, rent, depreciation and amortization expense on assets used directly in revenue producing activities, indirect materials, and production and test administrative expenses. We expect our cost of revenues to increase in absolute dollars in future periods as we enter into more contracts and make strategic acquisitions and investments.

Selling, General, and Administrative—primarily consists of employee-related expenses for personnel in our executive, finance and accounting, facilities, legal, human resources, and information technology and security functions, as well as other administrative employees. In addition, selling, general and administrative expenses includes fees for legal, accounting, tax and audit services, software subscriptions, facilities, sales commissions, other corporate costs, depreciation and amortization, marketing and advertising and transaction costs. We expect to incur additional selling, general, and administrative expenses as a result of operating as a public company, including expenses related to compliance with public company reporting obligations, and increased costs for insurance, investor relations, and professional services. As a result, we expect that our selling, general, and administrative expenses will increase in future periods and vary from period to period as a percentage of revenue.

Research and Development—primarily consists of employee-related labor costs, software subscriptions, and supplies and materials for new product development. R&D is expensed as incurred. We expect to continue investing in R&D and, accordingly, expect our R&D expenses to increase and vary as we continue developing and improving our products capabilities.

Interest Expense—consists primarily of interest expense incurred on borrowings under our Secured Credit Facilities.

Interest Income—consists primarily of interest income earned on cash and cash equivalents.

Other (Expense) Income, net—reflects miscellaneous income and expense unrelated to our core business activities.

Income tax benefit—includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities, along with net operating loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit would more likely than not be realized, assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We recognize any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table sets forth a summary of our condensed consolidated results of operations for the years indicated, and the changes between periods.

	For the year ended December 31,
($ in thousands, except percentages)	2024	% of revenue	2023	% of revenue	$ Change	% Change
Revenue	$253,531	100%	$238,103	100%	$15,428	6%
Cost of revenues	221,110	87%	183,199	77%	37,911	21%

Gross profit	32,421	13%	54,904	23%	(22,483)	(41%)
Operating expenses
Selling, general and administrative expenses	103,947	41%	94,073	40%	9,874	10%
Research & development	20,440	8%	6,973	3%	13,467	193%

Total operating expenses	124,387	49%	101,046	42%	23,341	23%

Loss from operations	(91,966)	(36%)	(46,142)	(19%)	(45,824)	99%

Other income (expense)
Interest expense	(29,923)	(12%)	(26,175)	(11%)	(3,748)	14%
Interest income	1,201	0%	2,328	1%	(1,127)	(48%)
Other (expense) income, net	(3,600)	(1%)	1,227	1%	(4,827)	(393%)
Total other expense	(32,322)	(13%)	(22,620)	(9%)	(9,702)	43%

Loss before provision for income taxes	$(124,288)	(49%)	$(68,762)	(29%)	$(55,526)	81%

Income tax benefit	25,377	10%	39,106	16%	(13,729)	(35%)

Net loss	$(98,911)	(39%)	$(29,656)	(13%)	$(69,255)	234%

Revenue

Revenues increased by $15.4 million, or 6%, to $253.5 million for the year ended December 31, 2024, as compared to $238.1 million for the year ended December 31, 2023. The year-over-year increase in revenues was primarily related to increases in progress towards completion and achievement of certain milestones related to certain of our contracts as well as new SDA contracts obtained during the year ended December 31, 2024. These increases were partially offset by $22.2 million of net unfavorable EAC adjustments for the year ended December 31, 2024. The net unfavorable EAC adjustments in 2024 were primarily due to changes in estimated total transaction price resulting from contract modifications and additional unplanned labor, materials and subcontractor costs required to meet customer requirements in our sale of satellites.

Cost of Revenues

Cost of revenues increased by $37.9 million, or 21%, to $221.1 million for the year ended December 31, 2024, as compared to $183.2 million for the year ended December 31, 2023. The year-over-year increase in cost of revenues was primarily driven by increases in direct materials and subcontractor costs of $29.8 million related to larger contracts that have ramped up production activities during the year, as well as costs incurred for new contracts obtained for which there were no related costs during the same period in 2023. Other increases were attributed to direct labor costs of $3.6 million, depreciation and amortization of $2.7 million, and other overhead costs of $1.8 million.

Gross Profit

Gross profit decreased by $22.5 million, or 41%, to $32.4 million for the year ended December 31, 2024 as compared to $54.9 million for the year ended December 31, 2023. As a percentage of revenues, gross margin was 13% and 23% for the years ended December 31, 2024 and 2023, respectively. The year-over-year decrease in gross margin as a percentage of revenues was primarily attributed to $22.9 million net unfavorable EAC adjustments for the year ended December 31, 2024 primarily associated with one of our larger contracts. Refer to Note 3 - Revenues of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information related to our net EAC adjustments.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses increased by $9.9 million, or 10%, to $104.0 million for the year ended December 31, 2024, as compared to $94.1 million for the year ended December 31, 2023. The year-over-year increase in SG&A expenses was primarily driven by an increase in compensation and other employee-related costs, business insurance and IT subscriptions of $10.7 million, $1.7 million and $1.0 million respectively. Additionally, depreciation and amortization increased by $1.0 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023. These increases were partially offset by decreases in transaction costs related to the Emergent acquisition in 2023 and deferred commission costs of $3.3 million and $1.4 million, respectively, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. Please refer to Note 10 - Acquisitions of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information.

Research and Development

R&D increased by $13.4 million, or 193%, to $20.4 million for the year ended December 31, 2024, as compared to $7.0 million for the year ended December 31, 2023. The year-over-year increase in research and development costs was primarily driven by an increase in compensation and other employee-related costs of $12.6 million and IT-related costs of $0.8 million related to the ramp up in new programs and strategic decisions to invest in future developments.

Interest Expense

Interest expense increased by $3.7 million, or 14%, to $29.9 million for the year ended December 31, 2024, as compared to $26.2 million for the year ended December 31, 2023. This increase is largely attributable to the full year effect in 2024 of incremental borrowings under our debt facility made in June 2023. Please refer to Note 6—Financing Arrangements of the accompanying notes to the consolidated financial statements for additional information related to our debt obligations.

Other (Expense) Income, net

Other (expense) income, net increased by $4.8 million to $(3.6) million for the year ended December 31, 2024, as compared to $1.2 million for the year ended December 31, 2023. This year-over-year increase was due to a $3.9 million realized loss on foreign exchange derivative instruments settled during the year ended December 31, 2024, as compared to a $1.0 million of unrealized gain on foreign exchange derivative instruments during the year ended December 31, 2023.

Income Tax Benefit

Income tax benefit decreased by $13.7 million to $25.4 million for the year ended December 31, 2024, as compared to income tax benefit of $39.1 million during the year ended December 31, 2023. Based on management’s assessment of the realizability of the deferred tax assets, a valuation allowance was established in 2024 related to certain credits and indefinite life carryover of interest expense which are not more likely than not to be realized. This resulted in an $18.1 million charge to income tax expense in 2024. The research and development credit also decreased by $5.3 million in 2024. These items were offset by an increase to pre-tax loss in 2024 which resulted in an increase to income tax benefit of $11.7 million in 2024.

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), non-GAAP financial measures, contribution margin, contribution margin %, EBITDA, and Adjusted EBITDA provide useful information to management, investors, and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. In addition to our GAAP measures, we use these non-GAAP financial measures to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources, including budgeting for infrastructure.

Contribution Margin

We refer to revenue less direct material costs of revenue as “contribution margin” and contribution margin divided by revenue as “contribution margin %.” Contribution margin and contribution margin % are each non-GAAP financial measures. The closest comparable GAAP financial measures to contribution margin and contribution margin % are gross profit and gross profit margin %, respectively. We believe contribution margin and contribution margin % are useful measures of the variable costs that we incur in order to provide services to our customers. These non-GAAP financial measures are used to supplement the financial information presented on a GAAP basis and should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis. Our presentation of contribution margin and contribution margin % should not be construed as an inference that our future results will be unaffected by variable costs.

The table below presents contribution margin and contribution margin %, respectively, for the following periods:

	Year ended December 31,
($ in thousands, except percentages)	2024	2023
Revenue	$253,531	$238,103
Direct material costs	178,341	148,574

Contribution margin (non-GAAP)	$75,190	$89,529

Contribution margin % (non-GAAP)	30%	38%

Contribution margin, which is a non-GAAP measure of our financial performance, decreased by $14.3 million to $75.2 million for the year ended December 31, 2024, as compared to $89.5 million for the year ended December 31, 2023. The year-over-year decrease in non-GAAP contribution margin was primarily attributed to $22.9 million net unfavorable EAC adjustments in 2024 primarily associated with one of our larger contracts. This decrease was partially offset by a higher percentage of direct material costs recognized on contracts that had more favorable contribution margins.

The table below presents a reconciliation of contribution margin and to Gross profit, which is the most directly comparable financial measure presented in accordance with GAAP for the following periods:

	Year ended December 31,
($ in thousands, except percentages)	2024	2023
Revenue	$253,531	$238,103
Less: Cost of revenues	221,110	183,199

Gross profit (GAAP)	$32,421	$54,904

Gross profit % (GAAP)	13%	23%
Add: Direct labor costs	$32,148	$28,518
Add: Direct overhead costs	6,210	4,415
Add: Depreciation and amortization	4,411	1,692

Contribution margin (non-GAAP)	$75,190	$89,529

Contribution margin % (non-GAAP)	30%	38%

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. Net loss is the most directly comparable GAAP measure to Adjusted EBITDA. These non-GAAP financial measures are used to supplement the financial information presented on a GAAP basis and should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define EBITDA as net income (loss) adjusted for interest expense, interest income, income tax benefit, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for changes in the fair value of derivatives, transaction costs, gains or losses on foreign exchange, and other non-recurring items.

The table below presents a reconciliation from net loss to Adjusted EBITDA for the following periods:

($ in thousands)	Year ended December 31,
	2024	2023
Net loss	$(98,911)	$(29,656)
Interest expense	29,923	26,175
Interest income	(1,201)	(2,328)
Income tax benefit	(25,377)	(39,106)
Depreciation and amortization	48,072	44,395

EBITDA (non-GAAP)	$(47,494)	$(520)

Changes in the fair value of derivatives	3,885	(987)
Transaction costs(1)	—	3,254
Other(2)	472	32

Adjusted EBITDA (non-GAAP)	$(43,137)	$1,779

(1)

Represents costs for legal and advisory fees incurred in connection with the Emergent acquisition. Refer to Note 10—Acquisitions of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information.

(2)	Other includes loss on foreign exchange and one-time noncash expense.

Limitations on the Use of Non-GAAP Financial Measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies.

Non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact on our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA, Adjusted EBITDA, contribution margin and contribution margin % do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Contribution margin and contribution margin % do not reflect fixed costs that are directly or indirectly related to revenue generated from our customers;

•

EBITDA, Adjusted EBITDA, contribution margin and contribution margin % do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and,

•	EBITDA, Adjusted EBITDA, contribution margin and contribution margin % do not reflect income tax payments that may represent a reduction in cash available to us.

Non-GAAP financial performance measures are used to supplement the financial information presented on a GAAP basis. This non-GAAP financial measure should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis. Because not all companies use identical calculations, our presentation of non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included amounts raised through issuances of equity capital and borrowings under our financing agreements.

Our primary requirements for liquidity and capital on a short- and long-term basis are for our material cash requirements, including working capital needs, satisfaction of our indebtedness and contractual commitments, investment in expanding our breadth and footprint through acquisitions as well as investment in facilities, equipment, technologies, and research and development for our growth initiatives and general corporate needs.

Our ability to fund our cash needs is dependent upon the successful execution of our business strategy and future operating results. Our future operating results are subject to a variety of risks and uncertainties, including, among others, general economic conditions, including as a result of heightened inflation, fluctuating interest rates and supply chain pressures, competitive dynamics in our target markets as well as legislative and regulatory factors that may be outside of our control. As part of our business and debt management strategy, we continuously evaluate opportunities to further strengthen our financial and liquidity position, including by issuing additional equity or debt securities, refinancing or otherwise restructuring our existing credit facilities, or entering into new financing arrangements. There can be no assurance that any of these actions will be sufficient to allow us to adequately service our debt obligations, meet our debt covenants, or that such actions will not result in an adverse impact on our business.

As of December 31, 2024, our cash and cash equivalents amounted to $104.7 million, and our financial debt amounted to $200.0 million. We have a limited history of operations and have incurred negative cash flows from operating activities and losses from operations in the past as reflected in the accumulated deficit of $184.5 million as of December 31, 2024. We believe that our cash will be adequate to meet our liquidity requirements for at least the 12 months following the date of this prospectus. Our future long-term capital requirements will depend on several factors, including our ability to raise additional capital and, over time, our ability to generate positive cash flows from operations. Accordingly, we plan to raise additional capital, whether in the public or private markets, and are currently examining different alternatives. If financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in service development or scale back our operations, which could have a material adverse impact on our business and financial prospects, seek protection under insolvency laws, or cease our operations altogether.

Indebtedness

On November 10, 2022, we entered into a credit agreement (the “Original Credit Agreement”) among Yellowstone Borrower, LLC (“Borrower”), Yellowstone Interco Holdings, LLC (“Holdings”), various lenders, Alter Domus (US) LLC, in its capacity as disbursing agent and collateral agent for the lenders, and U.S. Bank Trust Company, National Association, in its capacity as separate collateral agent for the lenders. The Original Credit Agreement provided term loan commitments in the aggregate principal amount of $150.0 million (the “Original Term Loan Facility”). On June 15, 2023, we amended the Original Credit Agreement (the “First Amendment”) to provide for additional term loans in an aggregate amount equal to $50.0 million, composed of $35.0 million of first amendment term loans and $15.0 million of last out loans (collectively, together with the Original Term Loan Facility, the “Term Loan Facility”). On May 29, 2025, we further amended the Original Credit Agreement (the “Second Amendment” and, the Original Credit Agreement, as amended by the First Amendment, as further amended by the Second Amendment, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) to deem the ATLAS Acquisition as a permitted acquisition and amend the maximum consolidated total net leverage ratio financial covenant in connection with a cure thereof, in each case, under the Credit Agreement. We entered into a limited waiver in respect of the Credit Agreement on September 8, 2025, by and among the Company, Yellowstone

Interco Holdings, LLC, a Delaware limited liability company, and certain lenders party thereto, to waive any potential defaults or events of default that may have occurred and be continuing under the Credit Agreement. Borrowings under the Term Loan Facility bear interest at a floating rate on the unpaid principal amount thereof equal to SOFR plus 9.00% per annum and the base rate plus 8.00%, as applicable. All obligations under the Credit Agreement are guaranteed by Holdings and certain subsidiaries of Borrower comprised of all domestic subsidiaries of Borrower except certain excluded subsidiaries and are secured by substantially all of Borrower’s assets. The Term Loan Facility is expected to mature on November 10, 2027.

The Credit Agreement contains customary mandatory prepayments, including with respect to asset sale proceeds, proceeds of certain recovery events, and proceeds from certain incurrences of indebtedness. The principal amount owed under the Credit Agreement shall be due and payable on the maturity date. The Credit Agreement contains customary affirmative covenants and negative covenants. The Credit Agreement contains (a) a minimum liquidity covenant that requires us to maintain a minimum amount of liquidity of at least $7.5 million on the last day of any fiscal quarter and (b) a maximum consolidated total net leverage ratio covenant that requires us to maintain a consolidated total net leverage ratio of less than 5.50 to 1.00 for the fiscal quarters ending September 30, 2025 and December 31, 2025, with 0.50 to 1.00 quarterly step-downs in each of the four fiscal quarters ending during the fiscal year ending December 31, 2026 and 3.50 to 1.00 thereafter. The Credit Agreement also includes customary equity cure provisions that permit us to cure defaults in respect of either of the foregoing financial covenants.

The obligations under the Credit Agreement (collectively, the “Credit Agreement Obligations”) are guaranteed (the “Credit Agreement Guarantees”) by Borrower’s existing and future direct and indirect material wholly owned subsidiaries, subject to customary exceptions (in such capacity, the “Credit Agreement Guarantors”). The Credit Agreement Obligations are secured by first priority liens on substantially all assets, subject to customary exceptions, of the Borrower and the Credit Agreement Guarantors.

Please refer to Note 6—Financing Arrangements of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information related to our debt obligations.

Redeemable Preferred Units

We have historically sourced a significant portion of our liquidity through preferred unit issuances. On March 31, 2023, Holdings subscribed to 46,619,831 preferred units with a price of $1.00 per unit. On March 6, 2024, Holdings subscribed to an additional 10,000,000 preferred units with a price of $1.00 per unit. The preferred units are not convertible. All our preferred units are in-substance currently redeemable through the distribution waterfall since the holder of the preferred units controls the Company and can make distributions at any time in the form of cash or other assets. If an in-substance redemption occurs, the preferred units remain legally outstanding but do not participate in any future economics.

Please refer to Note 14—Member’s Capital and Redeemable Preferred Units of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information related to our preferred units.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Contractual Obligations

Lease Commitments

We lease buildings that are used in production and for administrative activities. All of our leases are classified as operating leases with various expiration dates through 2034. Our total remaining lease obligation as of December 31, 2024 is $23.1 million, with $2.6 million due in less than one year. See Note 9—Leases of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for more information regarding our lease commitments.

Secured Credit Facilities

Our secured credit facilities outstanding as of December 31, 2024 amounted to $200.0 million, with the entire principal amount due at maturity on November 10, 2027, and bears interest at a rate of Secured Overnight Financing Rate (“SOFR”), plus a margin of 9.00%. Interest is accrued and paid every three months. See Note 6—Financing Arrangements of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional information related to our debt obligations.

Tax Receivable Agreement

Prior to the consummation of this offering, Yellowstone Midco Holdings II, LLC expects to enter into the Tax Receivable Agreement with Yellowstone that will require us to make payments to Yellowstone (or its transferees or successors) in an amount equal to   % of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems.

Cash Flows

The table below summarizes certain information from the consolidated statements of cash flows for the following periods:

($ in thousands)	Year ended December 31,
	2024	2023
Cash and cash equivalents at beginning of the year	$81,149	$32,967
Operating activities:
Net loss	(98,911)	(29,656)
Reconciling adjustments to net loss	38,794	(417)
Changes in working capital	91,731	45,774

Net cash provided by operating activities	31,614	15,701
Net cash used in investing activities	(18,048)	(62,854)
Net cash provided by financing activities	10,000	95,465

Net increase in cash and cash equivalents	23,566	48,312
Effect of foreign currency rate changes on cash and cash equivalents	(59)	(130)

Cash and cash equivalents at end of period	$104,656	$81,149

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $15.9 million or 101% to $31.6 million for the year ended December 31, 2024, compared to $15.7 million for the year ended December 31, 2023. The change was primarily due to a net increase in working capital of $46.0 million, a net increase of $39.2 million in the effects of non-cash adjustments, offset by an increase in net loss of $69.3 million for the year ended December 31, 2024 compared to the year ended December 31, 2023.

The net increase in cash provided by working capital of $46.0 million is primarily attributable to the timing of cash receipts and cash payments. We actively manage our accounts receivable and contract liabilities, along with the related aging and collection efforts.

The increase in non-cash expense between the year ended December 31, 2024 and the year ended December 31, 2023 was primarily driven by a decrease in deferred tax expense of $36.0 million and an increase in depreciation and amortization of $3.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $44.8 million or 71% to $18.0 million for the year ended December 31, 2024, compared to $62.9 million for the year ended December 31, 2023, due to the acquisition of Emergent that closed during the year ended December 31, 2023 and resulted in a $44.4 million cash outflow.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $85.5 million or 90% to $10.0 million for the year ended December 31, 2024 compared to $95.5 million for the year ended December 31, 2023, due to the additional proceeds from long-term debt of $34.2 million and proceeds from related party long-term debt of $14.7 million received in the year ended December 31, 2023. Additionally, proceeds from issuance of Redeemable preferred units decreased from $46.6 million in the year ended December 31, 2023 to $10.0 million in the year ended December 31, 2024, resulting in a $36.6 million decrease to cash provided by financing activities.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. Preparation of the financial statements requires our management to make judgments, estimates, and assumptions that impact the reported amount of net sales and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate, or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates, and assumptions could have a material impact on our consolidated financial statements. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

Revenue Recognition

Our revenues are primarily derived from long-term FFP construction contracts with both domestic U.S. federal government-controlled agencies as well as commercial customers that generally span several years in duration. For FFP contracts, we recognize revenue over time (versus point in time recognition) using the POC method, as our performance creates an asset with no alternative use to us and we have an enforceable right to payment for performance completed to date.

Under the POC method, revenue is recognized based on the proportion of total costs incurred relative to total EAC. EAC includes all direct costs and indirect costs directly attributable to a contract or allocable based on our project cost pooling arrangements. We believe that this method represents the most faithful depiction of our performance because it directly measures value transferred to the customer. Estimates regarding our cost associated with the design, manufacture and delivery of products and services are used in determining the EAC. Contract estimates are based on various assumptions to project the outcome of future events that may span several years. These assumptions include, but are not limited to, the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed, availability and cost of materials, components and subcontractor services, the availability and timing of funding from the customer, and the risk and impact of delayed performance and the level of indirect cost allocations. We bear the risk of changes in estimates to complete on a fixed-price contract, which may cause profit levels to vary from period to period.

Accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract’s schedule, performance, technical matters and estimated cost at completion.

If, at the time of contract award or at any time during the life of a contract it becomes probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in the consolidated statements of operations and comprehensive loss. We evaluate the contract value and cost estimates at completion for performance obligations no less frequently than quarterly, and more frequently when circumstances significantly change. Changes in contract estimates occur for a variety of reasons including, but not limited to, changes in contract scope, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays. We utilize information available to us at the time when making changes in contract estimates EACs and apply consistent judgement across the full portfolio of programs.

Management’s estimates of total costs to be incurred are highly subjective and depend on past experience and operations. Given our limited history of operations, its rapid development and commercialization of new products, as well as our continued focus on improving and refining our manufacturing processes, these estimates are inherently subject to a high degree of estimation uncertainty and may fluctuate significantly from period to period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. We evaluate goodwill for impairment annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. We have determined that our business comprises one reporting unit. We have the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount. We consider factors in performing a qualitative assessment including, but not limited to, general macroeconomic conditions, industry and market conditions, company financial performance, changes in strategy, and other relevant entity-specific events. If we elect to bypass the qualitative assessment or do not pass the qualitative assessment, a quantitative assessment is performed.

When a quantitative assessment is performed, we utilize a discounted cash flow approach, which incorporates assumptions regarding future growth rates, terminal values, and discount rates. This process compares the estimated fair value of the reporting unit to the reporting unit’s carrying value, including goodwill. We recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value up to the amount of goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired. For the years ended December 31, 2024 and 2023, we elected to perform a qualitative assessment for our annual review of goodwill to determine whether or not indicators of impairment exist. As a result of the qualitative assessment, no indicators of impairment were identified that would require further testing for impairment.

Impairment of Long-lived Assets

The carrying values of long-lived assets, which include equipment and other assets, and all finite-lived intangible assets, are evaluated periodically for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future estimated undiscounted cash flows which the asset groups are expected to generate. If such asset groups are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset groups exceeds the fair value of the asset group, which is typically determined using projected discounted future net cash flows. We have not identified any such impairment losses to date.

Using a discounted cash flow method involves significant judgment and requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions, and appropriate discount rates. Judgments are based on historical experience, current market trends, consultations with external valuation specialists, and other information. If facts and circumstances change, the use of different estimates and assumptions could result in a materially different outcome. We generally develop these forecasts based on recent sales data for existing services, acquisitions, and estimated future growth of the market in which we operate.

Recently Issued and Adopted Accounting Standards

Newly adopted accounting standards are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, as an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard. We are expected to remain an emerging growth company at least through the end of the fiscal year ended December 31, 2026, and are expected to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to interest rate risk, foreign currency exchange risk, and inflation.

Interest Rate Risk

We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents and debt. We have cash and cash equivalents totaling $104.7 million and $81.1 million as of December 31, 2024 and 2023, respectively. Our cash and cash equivalents were invested in interest bearing demand deposit accounts and high-quality money market funds. We have outstanding variable-rate debt totaling $200.0 million as of December 31, 2024 and 2023. A hypothetical 100-basis point increase in interest rates would increase interest expense by approximately $2.0 million, while a hypothetical 100-basis-point decrease in interest rates would decrease interest expense by approximately $2.0 million.

Foreign Currency Exchange Risk

Our contracts with customers are primarily denominated in U.S. dollars, with the remaining denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. We have experienced, and may continue to experience, fluctuations in net income (loss) as a result of transaction gains or losses related to remeasuring certain asset and liability balances that are denominated in foreign currencies. These exposures may change over time as business practices evolve and economic conditions change. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, or results of operations.

BUSINESS

York is a leading, U.S.-based, space and defense prime providing a comprehensive suite of mission-critical solutions for national security, government and commercial customers. York is one of the only space and defense primes with proprietary hardware and software capabilities designed to address customers’ complex mission requirements across the critical elements of the entire space ecosystem throughout the mission lifecycle. York is the number one provider to the DoD’s PWSA by number of spacecraft operating in-orbit, by number of contracts, and by number of mission sets. York is a partner of choice for our customers, with differentiated performance versus traditional primes based on price, speed to deployment, and sophistication of capabilities. We produce our satellites at approximately half the cost of our competitors and have been the first to deliver and launch satellites for the PWSA. York is the first and only company to demonstrate Link-16 connectivity from space, highlighting our unique and innovative capabilities.

York is purpose built to address evolving national security space challenges and to adapt to the ongoing shift in the U.S. government’s mission needs and procurement processes, where economics, agility, rapid capabilities, and heritage drive customer decision making. We deliver mission-critical solutions in a zero-tolerance for error environment where systems must work and we believe we are positioned to capture an outsized share of growth in our core markets. York provides customers a vertically integrated, full technology stack of solutions including design, production, integration, launch services, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle. York has significant space heritage, having flown 74 missions, created 17 products with flight heritage, and logged over four million on-orbit hours. York’s position as a prime enables us to monetize the entire space vertical from launch to mission operations, from spacecraft to payloads, and from edge computing to data transfer.

York was founded in 2012 by our current CEO, Dirk Wallinger, to create an innovative space technology mission prime, with a goal of meeting the evolving national security threats from space by providing mission-critical spacecraft at scale, faster, and at lower cost. We believe that York’s proven production and delivery capabilities place it among a very limited number of companies who have the capability to deliver the required solutions for the Golden Dome based on its current timeline. We provide our customers with the ability to quickly and effectively field responsive space-based technologies. We have a demonstrated ability to win contracts in space and are a trusted partner to U.S. national security, intelligence and defense agencies, such as the U.S. Air Force and the SDA, as well as commercial and civil customers. Our proprietary hardware, software and mission operations solutions are designed to address the United States’ national security priorities: missile defense (crucial to the Golden Dome), counter-space capabilities, and space domain awareness.

Increasing geopolitical tensions are driving near-peer adversaries to invest heavily in military space capabilities to gain advantage in orbit—the next domain in global conflict. In today’s threat environment, rapidly deployable satellites are critical to maintaining space superiority and countering these emerging threats. This paradigm shift in global warfighting is driving significant growth in defense spending, with the global satellite market projected to grow by approximately $320 billion to over $600 billion at approximately an 8% CAGR, up from approximately $280 billion in 2022 according to Allied Market Research. This growth is supported by the Golden Dome, the space intelligence community and the DoD’s PWSA program. We have invested in our infrastructure and expanded our production capabilities with a goal of meeting this evolving threat while growing our backlog to approximately $700 million and 107 spacecraft.

We believe we distinguish ourselves from other space mission primes by offering a fully integrated portfolio of proprietary spacecraft, software and services. Our versatile spacecraft are built on a modular platform, allowing us to move quickly from design & development to deployment to meet our customers’ needs for their rapid response missions. In addition, we provide software throughout the space layer, including flight control and edge computing, and we recently added more than 45 ground antennas in connection with the ATLAS Acquisition. Our software is designed to enable autonomous, real-time decision making and constellation management to support mission execution. By coupling spacecraft production with mission operations and ground integration, we offer a turnkey solution designed to reduce technical and programmatic risk for both government and commercial customers.

Our capabilities include a differentiated suite of spacecraft solutions with proven, common technologies. We offer the S-CLASS, LX-CLASS, and M-CLASS spacecraft, which are high-quality, low-cost satellite platforms that are proven and scalable to a wide array of space market needs. Our spacecraft are supported by proprietary satellite software enabling versatile integration of a variety of payloads for customers and supply chain commonalities across platforms. The various spacecraft classes are designed and engineered to address a broad cross section of the spacecraft market while maximizing payload accommodation. The LX-CLASS is double the mass of the S-CLASS and leverages the S-CLASS design, sharing more than 90% of its technology with the S-CLASS, to offer a specialized platform with enhanced capabilities. Similarly, the M-CLASS utilizes the previous satellite platform designs, sharing approximately 75% of its technology with the S-CLASS and LX-CLASS, while greatly enhancing scale and power for payloads up to 1,000 kg and 8kW peak power consumption. This vertically integrated, cost-effective, scalable model is designed to deliver highly effective end-to-end capability for our customers.

York’s spacecraft architecture framework results in significant commonality across platforms and software, allowing for scalable solutions at lower cost. York’s three different platforms share approximately 75% of parts and systems leading to material cost reductions while maximizing product quality. This approach also reduces NRE cost associated with platform development while reducing failure risks inherent to a unique design. Key in-house hardware components include C&DH, ACS, EPS and production testing. These components complement our spacecraft production while our software-enabled services underpin autonomous, resilient operations and support key defense technologies.

While the standardized spacecraft architecture framework provides scalable building blocks for rapid constellation deployment, York’s proprietary software supports key elements of operational success from mission planning to ongoing mission operations. Autonomous constellation planning and hands-off operations are essential for managing the increasing quantity of spacecraft deployed in orbit. Technologies include the M-MOC, a secure, cloud-based, autonomous, command structure that manages multiple York spacecraft, and Bastion, York’s mission-ready ground software solution, which allows operators to manage entire fleets from a single ground architecture. York hardware and software solutions are vertically integrated across the technology stack.

Our model allows us to procure recurring revenue driven by ongoing satellite-based software and services as well as hardware replacement cycles. Once spacecraft are fielded, York provides continuous operational support and proprietary software solutions, including on-spacecraft upgrades during the full orbital lifespan. Contracts have historically provided a fixed cost for software maintenance with upgrade options available for purchase. The expected replacement cycle for the current portfolio of space vehicles is approximately five to six years. York’s full lifecycle solution and ongoing operational support distinguishes York from its competitors, positioning us to act as prime for the replacement and potential expansion of competitors’ aging constellations. As a result, we expect our recurring revenue to increase as the installed base of spacecraft in orbit grows, creating a highly visible revenue model, accelerating growth and increasing margins.

We believe our integrated spacecraft solutions make us a preferred government provider. Our space technology has proven itself in military exercises, demonstrating seamless integration and autonomous hands-off operations. This elevates our ability to serve more demanding missions and customers across the full mission lifecycle. We leverage our proprietary software across spacecraft classes and support all industry standard payload data interfaces on our vehicles. Competitors who design single-system software solutions, outsource their software solutions and spacecraft manufacturing, or do not have a diversity of spacecraft platform systems are at a competitive disadvantage with many roadblocks to rapidly deploying advanced systems. York maintains a strong and strategically vital partnership with the DoD’s PWSA. The DoD’s SDA is responsible for rapidly developing and fielding next-generation space capabilities to enhance national security, while the PWSA is its flagship initiative to build resilient, proliferated LEO constellations supporting global warfighting needs as near-peer adversaries are increasing their anti-satellite, intelligence gathering, and signal jamming and spoofing operations from space. Our innovative, modular satellite platforms and rapid production capabilities, make us the leading provider to the PWSA and the largest awardee by quantity of spacecraft (136), most contracts (6), and most spacecraft in-orbit (33). We have been awarded more missions than any other prime, demonstrating our leadership position across three key elements of government contracting: price, speed, and capabilities. We offer attractive pricing, superior delivery speed, and comprehensive capabilities across spacecraft, software, and ground stations. In 2024, York became the first company to demonstrate Link-16 in space, and in 2025 York and SpaceX were the first to achieve LEO-to-LEO laser link between PWSA vendors and space-to-ground laser links, representing how York’s continued technological innovation sets us apart. York has become an important provider in the long-term national security vision for resilient, proliferated space architecture.

Our cutting-edge facilities and manufacturing footprint are purpose-built to support the rapid development and production of our S-CLASS, LX-CLASS, and M-CLASS spacecraft. York is vertically integrated, assembling key spacecraft components in-house. This approach is designed to mitigate supply chain risk, support our ability to offer competitive pricing, and enable rapid fielding of solutions to our customers. Following the opening of our 60,000 square foot Potomac facility in August 2023, we have quadrupled production capacity and believe we will be able to meet demand to manufacture and test over 1,000 satellites annually, supporting our position as a leader in rapid, high volume spacecraft delivery. This deliberate investment in infrastructure is meant to create a durable competitive advantage, enabling us to capitalize on the rapidly growing space economy with the ability to reliably deliver spacecraft faster and more affordably than traditional primes.

York Architects the Entire Mission

York’s Key Highlights

Positioned to capitalize on significant tailwinds in the rapidly growing space economy

The global space economy is expanding on the back of national security imperatives, proliferated LEO constellations, and commercial demand for earth observation, communications, and space domain awareness. We expect that accelerating government prioritization of resilient space architectures and responsive launch through programs such as the Golden Dome, combined with falling component costs and maturing standardized subsystems, will create sustained demand for years to come. York’s spacecraft platforms, rapid manufacturing, and software-driven operations align directly with these trends, enabling faster deployment cycles and lower delivered cost per mission.

The Golden Dome presents a significant opportunity with a projected near-term budget of approximately $27 billion and approximately $175 billion total spend allocated to missile warning and tracking, secure low latency data relay, geolocation and targeting, data links to tactical platforms, sensor custody, missile orchestration, and multi-layer defense. These satellite-based services offer an additional high margin, recurring revenue stream and multiple opportunities to expand, allowing government customers to reduce acquisition timelines and costs. Extensive budgetary resources are already obligated to fund Golden Dome with significant capital infusions expected in the future.

With governments and private enterprises racing to secure their role in the new space era, York offers a proven, differentiated model that combines innovation with execution. We believe our ability to deliver reliable satellites at scale not only addresses today’s market but also positions us to be a long-term leader as new commercial applications, from broadband to autonomous systems, drive growing demand for space infrastructure. York stands at the intersection of innovation and opportunity, ready to capture value from what we believe will be the fastest growing frontier of the 21st century.

Leading pure-play, space-mission prime providing critical solutions across the entire value chain and through the full mission lifecycle

We are a mission prime focused on delivering end-to-end solutions—from platform design and payload integration to launch, on-orbit commissioning, and sustained operations. This pure-play focus supports mission assurance and accountability while streamlining processes throughout the mission lifecycle. Standardized avionics, flight software, ground systems, and mission operations support predictable performance across mission classes, while configuration-controlled interfaces permit tailored payloads without re-architecting the spacecraft platform. This full-stack capability can reduce NRE, shorten schedule, and reduce execution risk for government and commercial customers.

Further differentiating our products, our spacecraft platform development efforts are market driven and align with rocket payload volume. The M-CLASS platform is designed to maximize existing and future launch capacity. We are currently capable of placing 25 M-CLASS platforms in a SpaceX Falcon 9 and several other close-to-market rockets, and we expect to be able to place 120 units in a SpaceX Starship. This packing factor is meant to maximize payload volume and enable York to continue to offer its attractive solutions at lower cost compared to our competitors. With Falcon 9 operational today, and Starship expected to begin offering services within approximately the next two years, we expect the M-CLASS will enable York to offer best in market capabilities for at least the next four to five years. York will continue to monitor new rocket developments, matched with customer demand signals, to evaluate any potential new platform development efforts needed to meet those demands.

Our software evolves as missions change, constantly integrating advanced autonomous functionality and computer processing to maximize capabilities. Software upgrades are continuously “pushed” to our in-orbit spacecraft to continue to upgrade security, implement advanced safety controls, and ever increasingly imbed autonomy. The three software development groups—Flight Software, Ground Software, and Mission

Planning—regularly plan, schedule and deploy software updates to ensure we provide superior performance through the full mission lifecycle.

We have expanded our product and mission solutions to become a differentiated full-service provider of satellite-based services to the U.S. government. We intend to leverage our position as the incumbent to win future contract awards and we believe we are well-positioned to outpace legacy providers. We are a leading provider for the PWSA, as we offer lower costs per satellite compared to our competitors and fast delivery on each constellation tranche while meeting the government’s procurement strategy with agility and cost-effective innovations.

Vertically integrated, standardized, cost-effective, scalable, rapid manufacturing model delivering high value at scale with advanced proprietary software

York’s vertical integration, spanning spacecraft platforms, avionics, power and data handling, automated test, and integrated flight and ground software, drives a repeatable production system with learning-curve cost reductions. Our modular, backward-compatible design approach allows us to maximize common components and streamline production, increasing efficiency and scalability. At the same time, our advanced digital processes and disciplined production management are designed to reduce cycle times, minimize work, and ensure consistent delivery performance. Proprietary operations software and federated ground integrations lower operating costs per satellite and scale fleet management efficiently. The result is lower cost per unit, faster design-to-orbit timelines, and durable margin advantages as volumes rise.

Our price-point, demonstrated in-orbit performance, and leading delivery timelines represent a distinct competitive advantage as exhibited by winning contracts in PWSA’s Tranches 0, 1, and 2 with the lowest cost per satellite of any provider. As the number one provider to PWSA by quantity of spacecraft, number of contracts, and number of spacecraft in-orbit, we believe we are well positioned for continued growth with more satellites under contract for the PWSA than the next two traditional prime providers, and more than the next seven providers combined. Our business model and mature production capability is designed to lead to faster, more reliable delivery while demonstrating proven in-orbit capability. We are the first and only company to execute Link-16 communication directly to terrestrial assets from space, and to further demonstrate our advanced technologies, we have demonstrated in-orbit inter-satellite laser links, in-orbit inter-vendor laser links, in-orbit space-to-ground laser links, in-orbit maneuvering, and Ka-Band capability (which enables satellite communications to handle large amounts of data) while simultaneously operating five different missions from our classified and unclassified M-MOCs.

These efficiencies are reinforced by a spacecraft platform family approach that shares technology and suppliers across S-CLASS, LX-CLASS, and M-CLASS platforms, reducing qualification churn and long-lead risk. By coupling scaled production with flight-proven autonomy, mission planning, and collision-avoidance capabilities, York can field spacecraft rapidly for defense and commercial constellations without sacrificing reliability. The software-enabled stack supports hands-off operations and responsive tasking, which further compresses total lifecycle cost and improves asset utilization. This combined hardware-software strategy positions York to meet proliferated LEO and GEO demand with predictable delivery, scalable manufacturing, and competitive total cost of ownership.

Deeply entrenched with key USG customers and a demonstrated ability to win contract awards

York possesses Secret, TS and TS / SCI clearances and can execute IC and DoD missions today, while long lead times to obtain such clearances and secure necessary production facilities hinder new entrants from performing critical Golden Dome work today. York aligns our spacecraft platform baselines and accreditation artifacts to prevailing U.S. government requirement sets, enabling faster Risk Management Framework progression and quicker Authorizations to Operate, which translate into accelerated fielding and responsive tasking. This rigor, combined with pre-engineered cybersecurity and configuration-controlled software releases, underpins wins across space domain awareness, tactical ISR, and resilient communications where schedule assurance and operational autonomy are decisive. Our use of common avionics, power, and data handling across spacecraft classes reduces qualification churn and simplifies mission assurance, while pre-certified payload interfaces shorten integration timelines and reduce NRE. Together, these elements increase proposal credibility on schedule, cost, and technical readiness—key determining factors in competitive acquisitions.

Our advantages extend beyond cost to include capacity production, a mature and resilient supply chain, two classified M-MOCs and critical system ownership, and demonstrated on-orbit performance success. York has proven the capability for highly efficient manufacturing by delivering the T0 satellite constellation before competitors in 2022, then delivering Dragoon mission in seven months followed by the Bard mission one month later and finally 21 satellites launched for the T1 constellation before the other prime contractors. This production cadence exhibits a mature and robust supply chain and production delivery rhythm. With a mature production advantage, York intends to continue to improve supplier quality, automate production and testing, and eliminate NRE to lower costs and maintain a strategic advantage. Unlike competitors, York has two classified M-MOCs operating constellations today, giving York a significant capabilities advantage.

York’s multi-vehicle awards, IDIQ positions, and commercial contracts signal trust in predictable execution and lifecycle cost advantages. A cultivated partner ecosystem enables bids that combine flight-proven hardware with software-enabled autonomy, mission planning, and collision-avoidance to compress delivery and commissioning milestones. Federated ground integrations and hands-off operations lower per-satellite operating costs and scale efficiently as constellations grow, enhancing asset utilization and mission responsiveness. The net effect is higher win rates, faster contract-to-orbit velocity, and improved unit economics as volumes rise, supporting York’s positioning for proliferated LEO demand and defense transport-layer architectures.

Attractive financial profile with well-defined backlog to fuel growth into the future

Our track record of success and our reputation as a trusted provider for our customers results in a highly attractive, recurring-revenue business model defined by significant backlog visibility. Strong customer demand and our leading position with the PWSA is the foundation of our financial profile with current backlog of approximately $700 million and 107 spacecraft.

Unlike many of our competitors, we almost exclusively use firm fixed-price contracts, which provide customers with cost certainty, eliminate budget overruns, and align our incentives with efficient, high quality delivery. We believe our near-term growth potential is supported by entrenched relationships with key government customers, complemented by upside from well-regarded commercial accounts, which together enhance visibility, backlog durability, and mix quality.

Standardization and manufacturing scale continue to drive down unit costs and improve gross margins, while a growing base of multi-year contracts and options strengthens revenue predictability and cash conversion. The current U.S. administration’s emphasis on missile defense priorities provides a supportive backdrop for sustained investment in resilient space architectures aligned with our integrated “spacecraft + software + ground” model.

York is expanding into higher-margin, recurring services such as operations-as-a-service, software licensing, software annual support contracts, managed ground, and secure data delivery, leveraging our unified platform. Recent inorganic growth initiatives, such as the recent ATLAS Acquisition, add a software-led, single-API ground layer to improve resilience and accelerate delivery. The goal of this shift in our mix of revenue, along with disciplined supply-chain management and target-cost design, is to support sustained growth and improve return on invested capital, while prudent backlog risk-weighting preserves forecast quality. York’s demonstrated competitiveness in proliferated LEO / GEO programs and integrated space-to-ground delivery strengthens our business and we believe will allow us to continue to win as large contracts come to market, positioning us to translate identified demand into booked backlog and profitable revenue at scale.

Experienced management team instilling a culture of innovation and efficiency

York’s leadership blends deep flight heritage with high-volume manufacturing and software automation knowledge. Led by a strong founder and CEO, Dirk Wallinger, and a bench with deep technical expertise, the team has a history of innovation that pairs mission assurance with design-to-cost discipline. Our team has a track record of translating proven flight practices into repeatable, scalable production.

Clear platform roadmaps and measurable operating metrics anchor accountability, while empowered cross-functional teams compress decision cycles and accelerate delivery. Investment in autonomy, secure over-the-air updates, and edge processing keeps York at the forefront of capability without stranding customer investments, thanks to backward-compatible interfaces across S-CLASS, LX-CLASS, and M-CLASS platforms. This operating system supports faster schedules, lower unit costs, and higher reliability, increasing our ability to achieve contract wins as larger programs come to market.

We have had success recruiting and maintaining high quality talent by leveraging our exciting missions, the breadth of our mission scope, and providing impact across the entire spectrum of space and defense. Our headquarters in Colorado places us at the center of the nation’s second largest aerospace economy, giving us access to one of the largest concentrations of skilled aerospace talent and providing a strong and sustainable recruiting pipeline.

Beyond our headquarters, we have six locations in the Denver metro area, and Center of Excellence locations in Austin, TX, Laurel, MD, Washington, DC, Traverse City, MI, Colorado Springs, CO, and South Africa allowing for a national recruitment capability to enable us to recruit top tier talent nationwide.

Our Mission Solutions

We offer mission solutions across several complementary product categories: Components, Subsystems, Spacecraft Platforms, and Software-Enabled Services. Common technologies, components, and engineering expertise are woven across our spacecraft platforms and the software stack that plans, flies, and operates them—creating a cohesive, vertically integrated ecosystem. Where the cost of failure is high, our evolutionary, flight-proven designs, robust in-house manufacturing, and deep mission operations experience enable rapid, reliable deployments with a high-value cost profile. This integration reduces supply-chain risk, shortens lead times, and supports turnkey delivery from component manufacturing and payload integration through launch coordination, ground integration, and sustained operations.

Spacecraft Platforms

Our S-CLASS, LX-CLASS, and M-CLASS platforms are high-quality, low-cost, versatile spacecraft designed to scale across diverse mission needs:

S-CLASS
A low-cost, payload-capable platform with competitive on-orbit life, tailored for rapid fielding and flexible use cases. Delivery for launch can be as early as 60 days after payload receipt. The base configuration provides an attractive low-cost entry point for customers, with multiple enhancement kits available to tailor performance without extending schedules. The S-CLASS is designed for payloads up to 85 kilograms with a 500W peak power system.

LX-CLASS
Roughly double the mass of the S-CLASS and based on a flight-proven design, the LX-CLASS supports heavier, more complex payloads and aligns with next-generation transport layer architectures. It shares approximately 90% of the technology with the S-CLASS to minimize risk and lead times and is capable of up to two terabits of instrument data storage. Enhancement kits provide added capability without lengthening execution timelines. The LX-CLASS is designed for payloads up to 300 kilograms with a 1.5kW peak power system.

M-CLASS
Our largest, most powerful spacecraft, designed for payloads up to 1,000 kilograms and 8kW peak power system. Optimized for high-demand Earth observation and communications missions, the M-CLASS platform shares approximately 75% of the technology with the S-CLASS and the LX-CLASS to streamline procurement and production. The M-CLASS is engineered to deliver competitor-equivalent capabilities at roughly half the cost.

Critical Components

Our in-house critical components are designed to deliver mission assurance, production scalability, and high performance for processing, responsive tasking, and resilient constellation operations. The primary flight computer is a rugged, radiation-tolerant unit that acts as the mission manager within a distributed computing architecture, orchestrating guidance, navigation, and control; command sequencing; payload operations; power and thermal coordination; and fault detection, isolation, and recovery with deterministic real-time behavior and safe-mode resilience. Complementing the primary flight computer, the secondary flight computer augments capability with high-accuracy timing and time distribution, large-capacity mass memory management, dosimetry for radiation environment monitoring, and high-fidelity analog-to-digital acquisition to enhance data custody, autonomy, and system health insight.

Our three-axis stabilized attitude control subsystem delivers tight pointing accuracy and low jitter suitable for next-generation military and commercial payloads by integrating star trackers, inertial sensors, reaction wheels, and torque actuators with robust estimation and control algorithms, enabling long dwell, rapid re-task, and agile off-nadir slews. The power conditioning and distribution unit employs a modular architecture that scales to mission needs, providing regulated rails, battery charge management, protection features, flexible interface tailoring, and telemetry-rich monitoring that support graceful degradation, load shedding, and platform stability across dynamic load and eclipse scenarios.

Finally, our STE—comprising custom electrical ground support equipment, harness and PCB fixtures, boundary scan, hardware-in-the-loop simulation, and automated functional test—reduces cycle time and increases test coverage, boosting first-pass yield and accelerating delivery.

Software-Enabled Services

Our proprietary software suites, both in orbit on the spacecraft and on the ground in our operation centers, integrates mission planning, ground operations, and autonomous flight control to deliver resilient, low-touch operations across single satellites and large constellations. Designed for rapid re-tasking and high availability, the stack streamlines end-to-end workflows reducing operator workload while increasing tempo and reliability for civil, commercial, and defense missions. Integrated coupling between flight and ground software enables closed-loop automation, deterministic behaviors under off-nominal conditions, and secure, auditable operations suitable for contested environments and rigorous mission assurance. Our satellite software allows our constellations to operate fully autonomously for days, weeks, and months—implementing continuous telemetry checks, system monitoring, tasking execution, constellation management, and safety protection monitoring all while adapting to a constantly changing, challenging environment. These robust operating capabilities make our satellite constellations more like autonomous vehicles operating independently to accomplish the goals of our customers.

Our ownership of the flight software on the satellite, the ground software operating the mission planning, and software coordinating our more than 50 ground antennas creates a robust global network of communication and collection nodes. This global network enables the ability to self-heal from failures and reroutes communication channels across in-orbit constellations and global ground stations. York’s proprietary software and combined ecosystem ownership connect in-orbit edge processing with ground-based cloud computing and AI enabling best-in-class autonomous operation.

In mission operations, we execute through flight and ground software integration that supports autonomous, hands-off execution of routine activities and rapid response to evolving requirements. Telemetry trending, rule-based alerting, and scriptable command automation allow operators to define intent while the system performs validation, timing, and execution. For defense users, our environment supports integrated military exercise capabilities, including scenario injection, time-tagged playback, and secure role-based controls, enabling realistic training and rehearsal without disrupting live operations.

For attitude control and flight software, we provide flight-proven subsystem management alongside precision pointing, navigation, and control algorithms tailored to demanding imaging and communications payloads. Our systems incorporate built-in safeguards and automated recovery protocols that are designed to quickly identify issues, isolate faults, and reconfigure operations. This enables continued performance and rapid restoration to normal operations with minimal disruption. This architecture enhances continuity of service, shortens average recovery time, and supports resilient spacecraft capabilities in dynamic or contested space environments.

Our Industry and Addressable Markets

York’s business operates in the development, production, deployment, and control of spacecraft used for national security and commercial operations within the broader space economy. A global war is being fought in space and York’s capabilities are critical to countering U.S. adversaries. To maintain space superiority and ensure national security from space, the U.S. Air Force has focused on the following priorities: missile defense and the Golden Dome, counter-space capabilities, and space domain awareness. We are the prime provider of assured, reliant, low-latency military data and connectivity to the warfighter and are positioned to provide global warning, tracking and targeting of advanced missile threats, including hypersonic missile systems used by our near-peer adversaries.

We believe our main sources of competition are companies providing spacecraft solutions that enable on-orbit and in-space services as a prime contractor. According to McKinsey’s Space report from 2024, the global space economy is projected to reach $1.8 trillion in value by 2035 driven by accelerating national security and commercial demand. National security and advancements in space-based technologies are core focuses of the U.S. government on a bi-partisan basis and closely align with the key messages from the current administration regarding space. Given the critical role of space across the defense, national security, and commercial sectors, customers seek out trusted providers with proven, flexible, and responsive capabilities to deliver critical missions. As a provider of a vertically integrated, full technology stack of solutions including design, production, integration, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle, we are poised to grow in this attractive market.

We believe our TAM will be approximately $140 billion by 2028. Our solutions also address critical space needs in applications, including in-space operations, data communications, and threat security capabilities. Our expanding complementary products and services in the defense and space market enable us to capture additional verticals within this ecosystem going forward, which is expected to reach $9 billion in value by 2030 according to Research and Markets. Space Force has been exploring dynamic space operations, which involves allowing satellites to move freely in and out of orbit. Given the ongoing global race to win in “satellite dogfighting,” Space Force is increasingly focused on ensuring space superiority by defending satellites with on-orbit solutions. As near peer threats rise in space and the U.S. government examines proactive orbital deterrence systems, we expect our spacecraft solution will become an essential part of the U.S. and allied nations’ security posture and for our TAM to expand accordingly.

Competitive Strengths

Scaled, Modular Space and Defense Technology Mission Solutions

We are pioneering scaled, modular space and defense technology solutions that redefine how missions are designed, deployed, and sustained. At the core of our offering is a satellite architecture built for flexibility and scaled production, allowing customers to configure platforms for a wide range of mission sets, from commercial communications and Earth observation to national security and defense applications. This modular approach is designed to not only accelerate deployment timelines but also drive significant cost efficiencies.

Coupling this scalable platform with vertically integrated production and in-house technical expertise enables York to deliver the full-spectrum of mission solutions with differentiated speed, reliability, quality, and value. Our advanced facilities and proven execution capacity allow for the rapid assembly, testing, and fielding of satellites and defense systems, while ensuring mission assurance under the most demanding conditions. This combination of scale, modularity, and mission-driven execution positions York at the forefront of the trillion-dollar plus Space economy.

Purpose-Built, Vertically Integrated Infrastructure Creates Differentiation

We control all the critical steps in the spacecraft lifecycle, including: design; AIT; automated test; launch coordination; on-orbit mission operations; and ground stations—all supported by digital work instructions, hardware-in-the-loop verification, and takt-time scheduling. This footprint, coupled with qualified dual-source supply for radiation-tolerant components, allows for learning-curve cost reductions and predictable schedules at volume. The combination of manufacturing scale, standardized qualification evidence, and integrated ground operations is difficult to replicate and shortens Authorization to Operate cycles for government programs.

Our disciplined manufacturing playbook combines high-volume production techniques and software automation to drive predictable quality and shorter cycle times at one of the lowest costs-per-satellite when compared to competitor bids on PWSA contracts. We expect this price advantage to grow as our satellite production scales to meet the demand of our defense, government, and commercial clients.

Innovative Technology and World-Class Technical Expertise

York has changed the economics of space with a suite of innovative, technologies that dramatically lower costs while accelerating time to orbit. At the heart of York’s model is our modular satellite spacecraft architecture—engineered for scalability, rapid production, and mission flexibility across commercial, civil, and defense applications. By combining proprietary designs with a streamlined manufacturing process, York delivers high-performance satellites faster and more cost-effectively than traditional and emerging aerospace players. This disruptive approach positions the company as a category leader in unlocking new markets and enabling customers to achieve their mission goals with speed and efficiency.

What truly sets York apart is its world-class technical expertise and proven execution. Backed by an experienced team of aerospace engineers and mission specialists, York manages the full lifecycle—from design and manufacturing to launch integration and on-orbit operations—with precision and reliability. This integrated capability ensures mission assurance at every step, making York a trusted partner for government agencies. The combination of proprietary innovation, technical mastery, and operational excellence creates differentiation, which we expect to enable York to scale rapidly in the space industry.

Proven Track Record with Government, Defense, and Commercial Customers

We have demonstrated repeat wins through multi-vehicle awards, options, and frameworks that value mission assurance, cost transparency, and delivery velocity. Standardized accreditation frameworks, pre-certified payload interfaces, and proven launch and operations performance reduce customer risk and accelerate time to deployment. Our performance history across PWSA Tranches 0, 1, and 2 as well as our successful launches with the SDA and NASA translate to strong references, faster award cycles, and growing share across defense, civil, and commercial segments. For example, our space vehicles have participated in multiple military exercises.

•

Space Defense Agency: We were a prime awardee on SDA contracts across Tranches 0, 1 and 2 with an incumbent position leading into Tranches 3 and 4. Our longstanding relationships with key government agencies and reputation for on-time, on-budget delivery of spacecraft strengthens our position to win PWSA replenishment and expansion opportunities. We have provided the most satellites to PWSA at roughly half the cost of competitors, positioning us exceptionally well to continue to receive a large share of PWSA awards.

•

Golden Dome: To maintain space superiority and ensure national security from space, the U.S. Space Force has a projected near-term budget of approximately $27 billion and approximately $175 billion total spend to fund the Golden Dome project. We believe our core capabilities and proven on-orbit capabilities make us a leading candidate to win and expand contracts in this strategically vital project.

•	Intelligence Community: As evidenced by recent legislation dictating increased competition in traditionally sole source award areas like the IC, Congress desires a low-cost provider for missions where we provide the best value and lowest cost demonstrated capability. We believe we are positioned well to capture a significant portion of the addressable market being one of the only proven proliferated spacecraft primes with on-orbit DoD success.

•

NASA: York developed and successfully coordinated the launch of BARD, a commercial satellite mission developed with NASA and Johns Hopkins Applied Physics Laboratory. The mission supports NASA’s long-term goal of transitioning its space communications architecture to a commercial model, making space infrastructure faster and more accessible. Looking forward, we see significant opportunity to expand this relationship as NASA advances its priorities in earth science and commercial partnerships for sustained space operations.

Key Beneficiary of Secular Space Tailwinds

We believe York is well positioned to benefit from powerful secular tailwinds reshaping the global space economy. The rise in government and commercial demand for resilient, low-cost, and rapidly deployable space assets is driving sustained investment across defense, communications, and earth observation. U.S. defense initiatives, particularly SDA’s proliferated architecture and related programs like PWSA and the Golden Dome, are expanding budgets for satellite constellations that require scalable, modular solutions to counter the rising global threat environment. Near-peer adversaries are increasing their defense budget with a growing focus on their offensive and defensive military space capabilities. York’s spacecraft and software solutions were developed to be the full-service space solution to these rising threats for our government and commercial customers.

Concurrently, the commercial sector is fueling unprecedented growth in launch cadence, data-driven applications, and in-orbit services, creating durable demand for our high-volume, proven manufacturing capability and flexible satellite platforms. As barriers to entry rise with complexity, regulation, and capital requirements, we believe our proven execution, intellectual property, and established production prowess position us to capture an oversized share. These long-term structural shifts ensure we are not only aligned but also positioned to lead over the next decade of accelerated space growth.

York is also well positioned to serve a growing base of commercial telecom customers who can leverage our scalable, low-cost satellite platforms to expand connectivity and data services worldwide. As demand for resilient, high throughput constellations accelerates, we intend to deepen these partnerships and capture future opportunities in broadband expansion, secure communications and next-generation global networks.

Trusted Full Solution Provider to U.S. Department of Defense Space Programs

We have established ourselves as a trusted partner to the Department of Defense by delivering full-spectrum solutions across the space mission lifecycle. Through our proven execution under the DoD’s PWSA, and other national security programs, we have shown the ability to design, manufacture, and deploy space assets at speed and scale. Our vertically integrated facilities, combined with disciplined program management, enable us to consistently meet aggressive cost and schedule targets, cementing our reputation as a reliable partner to the DoD.

Building on this foundation, we are strategically expanding from a supplier of physical satellites to a software-driven solutions provider. While our scalable, modular hardware remains best-in-class, our long-term value creation increasingly comes from delivering advanced software capabilities—ranging from constellation management and mission operations to secure communications and data exploitation. These offerings extend the life and utility of our deployed platforms, embed us deeper into DoD workflows, and differentiate us well beyond the satellite platform itself.

This evolution helps us capture higher-margin opportunities while strengthening our role as the DoD’s trusted mission partner. By pairing proven hardware with software-enabled services, we deliver end-to-end solutions that improve resilience, reduce mission risk, and generate sustained value throughout the program lifecycle. In doing so, we are a full-spectrum provider of integrated space solutions, trusted both for what we build and how we enable mission success across the defense space enterprise.

Experienced Management Team and Employee Base

Our mission-focused leadership team, with decades of experience across advanced engineering and manufacturing sectors, is driven by a commitment to excellence and unified behind our mission. Our team possesses the leadership, operational and financial experience necessary to successfully lead York through its continued growth:

•

Dirk Wallinger, our founder and Chief Executive Officer, has more than two decades of experience in the aerospace and defense sectors, bringing both leadership and a highly technical background to York. He has executed numerous strategic and long-term partnerships, both domestic and international, with industry leaders including Jet Propulsion Laboratory, NASA, RUAG, Terma, US Air Force, U.S. Army, AAC Clyde, and the Netherlands Space Office. Prior to starting York, he was a principal engineer on multiple space vehicles, including GeoEye1, ORS-1, Fermi Gamma Ray Observatory, NFIRE, and numerous classified programs at Orbital, General Dynamics, and Lockheed Martin.

•

Kevin Messerle, our Chief Financial Officer, has over 20 years of finance experience, most recently leading all credit investments for Summit Partners in the Energy, Transportation, Automotive, and A&D sectors. He previously spent time at Davidson Kempner Capital Management leading the direct lending business, several investment roles at GE Capital, and was a design engineer at GE’s locomotive division.

•

Monica Palko, our Chief Legal and Administrative Officer, has more than 30 years of legal and executive experience. At York, she oversees contracting, compliance, governance, human capital management, and strategic administration. She previously served as Vice President and General Counsel of Lockheed Martin Space and as a Trial Attorney at the U.S. Department of Justice. She served on the Global Board of Directors for the Association of Corporate Counsel from 2018 through 2023.

•

Devjyoti Rudra, our Chief Supply Chain Officer, brings over 25 years of expertise having held leadership roles in aerospace manufacturing businesses including at GE Aviation and United Technology. Prior to joining York, Rudra served as a Vice President at AE Industrial Partners focused on the scaling of innovating aerospace companies using lean manufacturing practices.

•

Melanie Preisser, our General Manager and EVP, has over 25 years of diverse corporate and government experience. Prior to joining York, she held positions at the NRO, SBIRS Ground Systems, Office of the Under Secretary of Defense, and Stratolaunch. She began her career as a U.S. Airforce Company Grade Officer.

•

Michael Lajczok, our Chief Technology Officer, has over 18 years of engineering experience. He assumed the CTO position during the development and debut of the S-CLASS spacecraft. Prior to becoming CTO, he served as Vice President of Mission Solutions at York. He began his career working as a Thermal Engineer at Northrup Grumman on numerous NASA programs and Thermal lead for SAIC.

We employ a technically skilled, sizeable, and diversified workforce of more than 660 dedicated employees, with approximately 339 holding security clearances and approximately 50 more in progress as of September 9, 2025. Since 2021, our headcount has increased by 350% to meet expected future demand and scale operations and manufacturing. As of September 9, 2025, over 50% of our employees were engineers across 10 different engineering disciplines, focused on developing, refining, and manufacturing our products and solutions with the same quality and efficiency that we have established ourselves as providing.

Growth Strategy

Continue to Exercise Demonstrated Ability to Win

Our growth strategy is anchored in strengthening and expanding our ability to win future contracts across defense space programs. We have a proven track record of cost-effective, on-time delivery under the PWSA, a vertically integrated production model that enables security and scale, and proprietary technology that differentiates us from competitors. By continually investing in modular designs, software-enabled solutions, and production capacity, we reinforce the attributes the DoD values most: speed, resilience, affordability, and mission assurance. These competitive advantages create a clear path for us to continue to win contracts as demand for proliferated, low-cost constellations and integrated software platforms accelerate.

Looking forward, we are deliberately strengthening our partnerships within the defense ecosystem to sustain our growth. This includes expanding our role from hardware supplier to full-spectrum solution provider, embedding our software offerings into mission operations, and pursuing adjacent opportunities in missile defense, sensing, and secure communications. By aligning our capabilities with long-term DoD priorities and demonstrating continued execution, we are positioned to win the next generation of contracts.

Spacecraft platform baselines and scalable common technologies reduce schedule and technical risk and drive sustainable growth and margin expansion

We are leveraging spacecraft platform baselines and scalable common technologies to reduce schedule risk, lower technical complexity, and ensure repeatable success. By designing around a proven, modular architecture, we can deliver satellites and supporting solutions on compressed timelines with predictable performance. This approach not only strengthens our customers’ confidence in our ability to execute but also creates cost advantages that enhance our competitiveness in large-scale government programs.

This disciplined technology strategy also drives sustainable growth and margin expansion. Common platforms allow us to scale production efficiently, spread R&D investment across multiple programs, and transition more seamlessly into software-enabled solutions that extend the value of our hardware. The result is a business model that is designed to combine reliable delivery with higher-margin, recurring revenue streams. By pairing standardization with scalability, we are building a foundation intended to support durable growth that positions us to capture an increasing share of defense spending while improving profitability.

Continued Accretive M&A Complementary to Our Existing Offerings

York has a proven history of using mergers and acquisitions to strengthen capabilities, expand market presence, and accelerate growth—most recently demonstrated by the ATLAS Acquisition in August 2025 and Emergent Space Technologies in 2023. The addition of Emergent brought deep expertise in mission design, flight dynamics, and software engineering, enhancing our ability to deliver sophisticated, end-to-end mission solutions for the DoD and NASA. More recently, the ATLAS Acquisition adds a leading ground-station platform with software-defined network capability to York’s portfolio, further integrating space-to-ground connectivity into end-to-end solutions. By combining York’s scalable, modular spacecraft with ATLAS’s proven ground infrastructure and cloud-based control systems, York expects to be able to deliver a more seamless, reliant, and secure offering that directly aligns with the DoD’s demand for integrated space architectures.

Looking ahead, we will continue to pursue strategic M&A to expand our software and services footprint, deepen vertical integration, and accelerate entry into adjacent mission areas such as sensing, missile defense, and secure communications. The acquisitions of Emergent and ATLAS are emblematic of our strategy: targeting companies that not only enhance our technical capabilities but also embed us more deeply into our customers’ mission workflows. By pairing strong internal execution with strategic acquisitions like ATLAS, we aim to build a broad, high-margin company with the goal of leading the next decade of national security space growth.

We plan to expand our current product range through a deliberate mix of organic and inorganic growth that targets high-margin, scalable services closely aligned with our integrated platform. Organically, we intend to deepen software-defined operations, mission planning, and data delivery services that leverage our standardized S-CLASS, LX-CLASS, and M-CLASS architectures and unified flight/ground stack to reduce cost-to-serve and increase recurring revenue density per spacecraft. Inorganically, accretive transactions, like the ATLAS Acquisition, are expected to allow us to add differentiated, software-led ground and operations capabilities that improve win probability, shorten deployment timelines, and enhance space-to-ground resilience across programs. Together, this approach is designed to expand profitable business lines such as managed ground services, operations-as-a-service, and secure data delivery, while compounding scale benefits in procurement, accreditation, and tooling.

Operations

Our engineering, design, and manufacturing operations are intended to support vertically integrated, high-rate manufacturing at our U.S.-based facilities. We design and manufacture the systems for our spacecraft with extensive use of common components and subsystems across product lines, enabling rapid, scalable production and cost efficiency. To support this level of integration, we have developed fully-scaled supply chain operations and capabilities across the United States (and to a lesser extent internationally), which are enabled by sophisticated third-party enterprise resource planning (ERP) systems and tools. These ERP solutions offer end-to-end process integration, improve operational efficiency, and support data consistency throughout our organization.

We obtain components, subsystems, capital equipment, and other supplies from suppliers that we believe to be reputable and reliable. We have established and follow internal quality control processes to source suppliers, considering engineering validation, quality, cost, delivery, and lead-time factors. We have a quality management team that is responsible for managing and ensuring that supplied components meet quality standards. While we often source components used in the manufacture of our products and services from multiple sources, in some cases we also purchase various components and services from a single source. In these supplier situations, we may attempt to manage sourcing risk by closely monitoring our inventory levels to ensure adequate supply, particularly for long-lead items, and by seeking opportunities to diversify our supply chain in the future. See “Risk Factors—Risks Related to Our Business—If critical components used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.”

Our integrated manufacturing facilities are located in the Denver, Colorado area. We also have custom software development and data engineering services centers in Austin, Texas and Laurel, Maryland which specialize in software and systems for civil, military and commercial systems. Our current manufacturing capability supports R&D, rapid prototyping, and flight level hardware in an integrated and disciplined manner, applying the correct level of rigor to the appropriate process. We leverage a strong culture of personal accountability to ensure efficiency and world class results across our operations. We are AS 9100 certified and seek to adhere to the appropriate quality and process controls on a continuous basis.

Competition

We primarily compete with companies providing spacecraft such as space vehicles and related solutions. These competitors include both established aerospace primes and emerging commercial space companies. The principal competitive factors in our market include:

•	pricing;

•	delivery schedule;

•	reliability;

•	ability to customize products to meet specific needs of the customer;

•	performance and technical features; and

•	customer experience.

We believe that we compete favorably across these factors.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely on a combination of trade secrets, patents, data rights assertions, trademarks, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

Regulatory

We are required to comply with a variety of governmental regulations, which could have a significant impact on our business, including our capital expenditures, earnings, and competitive position. We incur or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, including, among others, federal securities laws and regulations, applicable stock exchange requirements, economic sanctions and trade embargo laws, and restrictions and regulations of the FCC, the Defense Counterintelligence and Security Agency, and other government agencies in the United States and the other countries in which we operate. The majority of our operations are based in the United States, and a key strategic objective is to further embed our business within the U.S. market. Our international operations include our production facility in Cape Town, South Africa and various ground station locations in Europe, Asia, Australia, Africa, and South America. If we expand internationally, we will be subject to additional rules and regulations, see “Risk Factors—Risks Related to Our Business—As we continue to expand our ground station footprint outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.”

Further, our business is subject to, and we must comply with, stringent U.S. import and export control laws, including EAR and ITAR. The EAR, which generally applies to our products, regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have military or space-related applications that are not subject to the ITAR. The ITAR, which may apply to certain components or other aspects of our operations, generally restricts the export of hardware, software, technical data and services that have more sensitive defense or strategic applications. The regulations exist to advance the national security and foreign policy interests of the United States.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime with respect to the spacecraft business. See “Risk Factors—Risks Related to Our Business” for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations.

Many different types of internal controls and efforts are required to ensure compliance with such export control rules. In particular, we are required to maintain a registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance of services for foreign persons, related to and that support our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. The inability to secure and maintain necessary licenses and other authorizations could negatively affect our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Failures by us to comply with export control laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act, including review by CFIUS under FIRRMA. The government may require a prospective foreign owner to establish intermediaries to actually run that part of the Company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

While there are no current regulatory matters that we expect to be material to our business, there can be no assurance that existing or future laws, regulations, and standards applicable to our operations will not lead to a material adverse impact on our business, results of operations, prospects, or financial condition. If new and more stringent government regulations are adopted, if industry oversight increases, or if we become subject to new international government regulations as a result of international expansion, we may incur significant expenses to comply with any new regulations or heightened industry oversight that are not addressed by our existing activities. See “Risk Factors—Risks Related to Our Business—Our business is subject to various regulatory risks that could adversely affect our operations.”

Government Contracts

A material portion of our revenue is derived from contracts, directly or indirectly, with the U.S. government that are subject to U.S. government contracting rules and regulations and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our payments issued; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties.

We also need special security clearances to continue working on and advancing certain of our programs and contracts with the U.S. government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

Environmental, Health, and Safety Matters

Our operations and facilities are subject to an extensive regulatory framework of federal, state, local environmental, health, and safety laws, and regulations and permits that govern, among other things, employee health and safety, discharges of pollutants, the generation, handling, storage and disposal of potentially hazardous materials and wastes, and the investigation and remediation of certain materials, substances, and wastes. Non-compliance with such laws, regulations and permits could result in substantial fines, penalties, litigation, liabilities or obligations. In addition, such laws and regulations may require us to investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, and any obligations to remediate and investigate could be joint and several without regard to fault.

See “Risk Factors—Risks Related to Our Business—Environmental matters, including costs associated with compliance and remediation efforts and government and third-party claims, could have a material adverse effect on our reputation and our business, financial condition, and results of operations.”

Properties

Our principal facilities are located in Denver, Colorado, including our corporate headquarters at MSU Denver, our electronics center for design and components manufacturing, the Harbinger Multi-Mission Operations Center for satellite operations, the Potomac assembly, integration, and test facility, the Wazee production facility, and the Willow office space in Greenwood Village which also serves as an assembly, integration, and test facility. We also have a production facility in Cape Town, South Africa. In addition, we have office locations in Austin, Texas, Laurel, Maryland, Washington, DC, Traverse City, Michigan, and Colorado Springs, Colorado. We lease our facilities and office locations.

Human Capital

As of September 9, 2025, we had 680 full-time employees, none of whom is subject to any collective bargaining agreement. We consider our employee relations to be good. Our success depends, in part, on our continuing ability to identify, hire, attract, train, and develop highly qualified personnel and we believe our

Denver-based business provides access to a deep pool of aerospace talent. The majority of our employees are engaged in engineering, manufacturing and mission operations roles, and experienced and highly skilled employees in these areas are in high demand. Competition for these employees can be intense, and there may be concerns regarding new employees’ unauthorized disclosure of competitors’ trade secrets. Generally, each employee is required to sign a confidentiality, non-disclosure, and non-use agreement with us.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation matters. In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and could adversely affect our business. In addition, from time to time, we may receive letters or other forms of communication asserting claims against us.

MANAGEMENT

Executive Officers and Director Nominees

Below is a list of the names, ages as of September 29, 2025, titles, and a brief account of the business experience of the individuals who serve as our executive officers or are expected to be appointed as directors prior to completion of this offering:

Name	Age	Title
Dirk Wallinger	46	Chief Executive Officer, President, and Director Nominee
Kevin Messerle	51	Chief Financial Officer
Monica Palko	60	Chief Legal and Administrative Officer
Devjyoti Rudra	54	Chief Supply Chain Officer
Kirk Konert	38	Director Nominee
Tyler Letarte	34	Director Nominee

Dirk Wallinger has served as our Chief Executive Officer and President since founding the Company in January 2012 and will continue to serve as our CEO and a director upon completion of this offering. Prior to founding the Company, Mr. Wallinger served to strategize, design and deploy numerous elements in the space vertical at Orbital Sciences, General Dynamics, Goodrich Corp. and Lockheed Martin. Mr. Wallinger also serves on the Advisory Board of the Colorado Space Business Roundtable, the Advisory Board of the SmallSat Alliance, and as a Mentor for Starburst Aerospace Accelerator. Mr. Wallinger earned a BS, Summa Cum Laude, in Mechanical Engineering from The University of Arizona. We believe that Mr. Wallinger is qualified to serve as a director given his founding of the Company, demonstrated deep industry experience and his insight into our business as our Chief Executive Officer and President.

Kevin Messerle has served as our Chief Financial Officer since April 2021. Prior to that, Mr. Messerle served as a Senior Investment Manager at Summit Partners from August 2015 to April 2021. Mr. Messerle also previously served as an investment professional at multiple investment firms, and as an Assistant Vice President at GE Capital (NYSE: GE) from June 2003 to June 2006. Mr. Messerle earned a BS in Mechanical Engineering from Penn State University and an MBA from the MIT Sloan School of Management.

Monica Palko has served as our Chief Legal and Administrative Officer since August 2021. Prior to that, Ms. Palko served as the Vice President and General Counsel, Space at Lockheed Martin (NYSE: LMT) from April 2018 to September 2020. Ms. Palko also previously served as Deputy Chief Counsel, Platforms & Services at BAE Systems (OTCMKTS: BAESY) from January 2013 to April 2018, as Vice President - Corporate Responsibility at ITT Defense & Information Solutions from March 2010 to January 2012, and as a Trial Attorney at the U.S. Department of Justice from October 1998 to May 2003. Ms. Palko earned a JD from The George Washington University of Law School and a BA in English from Hendrix College.

Devjyoti Rudra has served as our Chief Supply Chain Officer since September 2023. Prior to that, Mr. Rudra was a Vice President at AE Industrial Partners from November 2022 to September 2023. Mr Rudra also previously served as Chief Executive Officer at Sydrogen Energy, a manufacturer of fuel cell components, from July 2021 to May 2022, and as a Managing Director at GE Aviation (NYSE: GE) from April 2015 to July 2021. Mr. Rudra also served in various roles at United Technologies from July 2000 to April 2015. Mr. Rudra earned a BE in Mechanical Engineering from the University of Delhi, an MSE in Aerospace Engineering and an MBA in General Management from The University of Michigan.

Kirk Konert will serve as a director upon completion of this offering. Since December 2023, Mr. Konert has been a Managing Partner at AE Industrial Partners. Prior to that, Mr. Konert was a Partner at AE Industrial Partners from October 2019 to December 2023, and a Principal from August 2014 to October 2019. Mr. Konert currently serves on the board of directors of BigBear.ai (NYSE: BBAI), Calca Solutions, Redwire (NYSE: RDW), Firefly Aerospace Inc. (NASDAQ: FLY), and ThayerMahan, Mr. Konert was a Senior Associate at Sun Capital Partners from July 2011 to July 2014 and was an analyst with Wells Fargo Securities’ Industrial Group from June 2009 to June 2011. Mr. Konert earned a BA in Economics at Davidson College. We believe that Mr. Konert is qualified to serve as a director given his leadership and transactional experience.

Tyler Letarte will serve as a director upon completion of this offering. Since December 2023, Mr. Letarte has been a Principal at AE Industrial Partners. Prior to that, Mr. Letarte was a Vice President at AE Industrial Partners from October 2020 to December 2023, a Senior Associate from July 2019 to October 2020, and an Associate from July 2018 to July 2019. Prior to that, Mr. Letarte was an Investment Banking Associate from January 2016 to June 2018 at Moelis & Company, and an Investment Banking Analyst from April 2014 to January 2016. Mr. Letarte was also an Investment Banking Analyst at J.P. Morgan from June 2013 to April 2014. Mr. Letarte earned a BBA in Finance from Villanova University. We believe that Mr. Letarte is qualified to serve as a director given his leadership and transactional experience.

Board Composition and Risk Management Practices

Board Composition

After the completion of this offering, the authorized number of directors comprising our board of directors shall initially be      and, thereafter, shall be fixed from time to time by resolution of our board of directors, subject to the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering. Our certificate of incorporation will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be , and and will serve until the first annual meeting of stockholders following the completion of this offering.

•	Our class II directors will be , and and will serve until the second annual meeting of stockholders following the completion of this offering.

•	Our class III directors will be , and and will serve until the third annual meeting of stockholders following the completion of this offering.

This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

    will serve as chairperson of our board of directors.

There are no family relationships between or among any of our directors or executive officers.

Controlled Company Exemption

Upon the completion of this offering, we will be deemed to be a “controlled company” under the    rules, and we will qualify for the “controlled company” exemption to the board of directors and committee composition requirements under     rules. Pursuant to this exception, we will be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors, and (3) our compensation committee be comprised solely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq rules, which require that our audit committee be composed of at least three directors, one of whom must be independent upon the listing of our common stock on    , a majority of whom must be independent within 90 days of the date of this prospectus and each of whom must be independent within one year from the date of this prospectus. We intend to utilize these exemptions as long as we remain a controlled company. As a result, we will not have a majority of independent directors and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of    .

If at any time we cease to be a “controlled company” under     rules, our board of directors will take all action necessary to comply with such rules within the applicable transition periods, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our credit, liquidity, and operations, as well as the risks associated therewith. Effective upon the consummation of this offering, our compensation and governance committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon consummation of this offering, our audit committee will oversee management of financial risks and cybersecurity risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

Director Independence

Pursuant to the corporate governance standards of     , a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that each of     ,      and      are independent in accordance with     rules.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon the completion of this offering, the audit committee will consist of     directors:      (chair of the committee),      and     . Our board of directors has determined that      and      satisfy the independence requirements for audit committee members under the listing standards of     and Rule 10A-3 of the Exchange Act. We are relying on the phase-in exemptions provided under Rule 10A-3 of the Exchange Act and the     listing rules for newly-public companies with respect to the composition of our audit committee, which will transition to consist solely of independent directors in accordance with the phase-in provisions of the     listing rules.      has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

The purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence, and (4) the performance of the independent auditors and our internal audit function. The audit committee also prepares the audit committee report as required by the SEC for inclusion in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee which will take effect upon the completion of this offering, and which satisfies the applicable rules of the SEC and the listing standards of     . This charter will be posted on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, the compensation committee will consist of     directors:      (chair of the committee),      and     . We intend to avail ourselves of the “controlled company” exemption under      rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee which will take effect upon the completion of this offering, and which satisfies the applicable rules of the SEC and the listing standards of     . This charter will be posted on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Upon completion of this offering, the nominating and corporate governance committee will consist of     directors:      (chair of the committee),      and     . We intend to avail ourselves of the “controlled company” exemption under the      rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

The purpose of the nominating and corporate governance committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by our board of directors, subject to our certificate of incorporation and bylaws, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that our board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on our board of directors or any board of directors committee and recommending that our board of directors appoint the identified member or members to our board of directors or the applicable committee, subject to our certificate of incorporation and bylaws, (4) reviewing and recommending to our board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of our board of directors and management, (6) overseeing our strategy on corporate social responsibility and sustainability, and (7) handling such other matters that are specifically delegated to the committee by our board of directors from time to time.

Our board of directors has adopted a written charter for the nominating and corporate governance committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of     . This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Code of Ethics

Prior to the consummation of this offering, we will adopt a Code of Ethics for Senior Officers applicable to our Chief Executive Officer and senior financial officers. In addition, prior to the consummation of this offering we will adopt a Code of Conduct and Ethics for all officers, directors, and employees. Our Code of Ethics for Senior Officers and Code of Conduct and Ethics will be posted on our website at www.yorkspacesystems.com on the Corporate Governance page of the Investor Relations section of the website. The information contained on our website is not part of this prospectus. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions on our website.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers, in each case, for our fiscal year ended December 31, 2024. Accordingly, our “Named Executive Officers” are:

Name	Principal Position
Dirk Wallinger	Chief Executive Officer
Kevin Messerle	Chief Financial Officer
Devjyoti Rudra	Chief Supply Chain Officer

2024 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)		Total ($)
Dirk Wallinger (Chief Executive Officer)	2024	500,000	(1)	0	54		500,054
Kevin Messerle (Chief Financial Offer)	2024	361,804		242,513	16,152		620,469
Devjyoti Rudra (Chief Supply Chain Officer)	2024	356,606		136,500	$72,974	(4)	566,080

(1)	Amounts reported for Mr. Wallinger were earned in his capacity as an independent contractor and represent the fees paid to him in such capacity.
(2)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent annual cash incentive awards earned by our Named Executive Officers during 2024, which were paid to Messrs. Messerle and Rudra on May 15, 2025 and December 31, 2024, respectively.

(3)

The amounts reported in the “All Other Compensation” column represent $54 paid by the Company for general life insurance premiums for each of our Named Executive Officers and Company contributions to our 401(k) plan on behalf of Messrs. Messerle and Rudra in the amount of $16,098 and $8,728, respectively.

(4)

Amounts for Mr. Rudra also include a $3,000 per month allowance to cover meal, airfare and rental car expenses and $28,192 annual value of Company provided corporate housing, provided to Mr. Rudra while living in Colorado and working from the Company’s Greenwood Village, Colorado office location.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2024.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Dirk Wallinger	May 31, 2023	13,376,060		19,127,766
Kevin Messerle	May 31, 2023	8,917,373	(2)	12,751,843
Devjyoti Rudra	October 30, 2023	6,242,161		8,926,290

(1)

The Incentive Units (as defined below) granted to our Named Executive Officers have a participation threshold of $1.00 per Incentive Unit and vest based on continued service by our Named Executive Officers through each applicable vesting date. As of December 31, 2024, all of the Incentive Units were unvested. The Incentive Units vest in three tranches (40% are Tranche I Units, 40% are Tranche II Units and 20% are Tranche III Units), with each tranche subject to performance-based vesting or time- and performance-based vesting criteria. Please see the section entitled “Equity Incentive Compensation—Vesting of Incentive Units” below for more details regarding the Incentive Units provided to our Named Executive Officers.

(2)	Pursuant to an Assignment and Assumption Agreement, dated as of April 23, 2024, Mr. Messerle contributed his Incentive Units to the Messerle Joint Trust.
(3)

Because there was no public market for our equity as of December 31, 2024, the market value of our Incentive Units as of that date was determined based on a fair value valuation report of our equity conducted by an independent financial advisor using a combination of valuation models. The fair value methodology used to value our Incentive Units incorporates various assumptions. Based on the information in the valuation, we determined that the market value of our Incentive Units as of December 31, 2024 was $1.43 per unit.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Wallinger Arrangement

Dirk Wallinger has served as the Company’s Chief Executive Officer since its founding in January 2012. Mr. Wallinger was engaged as an independent contractor for fiscal year 2024 and does not have an active employment agreement, offer letter or service contract with us.

Messerle Employment Agreement

On March 21, 2021, Kevin Messerle entered into an employment agreement with a wholly owned subsidiary of the Company, which was amended as of September 3, 2021 (as amended, the “Messerle Agreement”). The Messerle Agreement has an effective date of April 19, 2021, and provides that Mr. Messerle will serve as the Chief Financial Officer of the Company for an indefinite term. The Messerle Agreement provides for an annual base salary of $275,000 (currently $361,804), eligibility for Mr. Messerle to earn an annual incentive bonus up to 75% of his base salary, a lump sum relocation bonus in the amount of $15,000, and eligibility to participate in the Company’s employee benefit plans. Compensation provided to Mr. Messerle is subject to clawback under the Company’s policy. The terms of the Messerle Agreement require that he enter into a Non-Competition And Non-Solicitation Agreement and Employee Intellectual Property Rights and Non-Disclosure Agreement, which collectively provide for the following restrictive covenants: (i) noncompetition and nonsolicitation of our employees and customers during the term of employment and for 12 months thereafter, (ii) noninterference with our business, (iii) assignment of intellectual property, and (iv) perpetual confidentiality and nondisclosure.

Please see the section entitled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” for more details regarding the severance benefits provided to Mr. Messerle under the Messerle Agreement.

Rudra Employment Agreement

On August 2, 2023, Devjyoti Rudra entered into an employment agreement with a wholly owned subsidiary of the Company, which includes an addendum of the same date (inclusive of the addendum, the “Rudra Agreement”). The Rudra Agreement has an effective date of September 5, 2023, and provides that Mr. Rudra will serve as the Chief Supply Chain Officer of the Company for an indefinite term. The Rudra Agreement provides for an annual base salary of $341,250, eligibility for Mr. Rudra to earn an annual incentive bonus up to 40% of his base salary, and eligibility to participate in the Company’s employee benefit plans. Compensation provided to Mr. Rudra is subject to clawback under the Company’s policy. The terms of the Rudra Agreement require that he enter into a Non-Competition And Non-Solicitation Agreement and Employee Intellectual Property Rights and Non-Disclosure Agreement, which collectively provide the following restrictive covenants: (i) noncompetition and nonsolicitation of our employees and customers during the term of employment and for 12 months thereafter, (ii) noninterference with our business, (iii) assignment of intellectual property, and (iv) perpetual confidentiality and nondisclosure.

Please see the section entitled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” for more details regarding the severance benefits provided to Mr. Rudra under the Rudra Agreement.

Base Salary

The base salaries of Messrs. Messerle and Rudra are set forth in their respective employment agreements and are subject to annual review by our Chief Executive Officer. For fiscal year 2024, Messrs. Wallinger, Messerle and Rudra had the following base salaries, respectively: $500,000, $361,804, and $356,606.

Annual Bonus

With respect to fiscal year 2024, each of Messrs. Messerle and Rudra were eligible to receive an annual bonus, with the target amount of such bonus set forth in their employment agreement with us, as described above. For fiscal year 2024, the target bonus amounts, expressed as a percentage of base salary, for each of Messrs. Messerle and Rudra were as follows: 75%, and 40%, respectively. Annual bonuses for fiscal year 2024 for Messrs. Messerle and Rudra were based on the attainment of certain Company goals and objective milestones as determined by our Chief Executive Officer. Mr. Messerle’s performance goals for 2024 related to, among other metrics, financial planning, evaluation and implementation of new software, optimizing Company functions and improvement plans, improvement of cross-functional collaboration, and completion of Company audits. Mr. Rudra’s performance goals for 2024 related to, among other metrics, evaluation and implementation of new software and improvement of cross-function collaboration. Mr. Wallinger did not receive a bonus for fiscal year 2024.

Equity Incentive Compensation

Incentive Units

Each of our Named Executive Officers have been granted Class B Units (the “Incentive Units”) in Yellowstone, which are intended to constitute “profits interests” pursuant to IRS Revenue Procedures 93-27 and 2001-43. Under the Amended and Restated Limited Partnership Agreement of Yellowstone, dated November 10, 2022 (the “LP Agreement”), holders of Incentive Units are entitled to distributions at such times and in such amounts as determined by Yellowstone’s board of supervisors (the “Partnership Board”). Each Incentive Unit is subject to a participation threshold set by the Partnership Board at the time of the grant.

Vesting of Incentive Units

In 2023, consistent with the terms of the LP Agreement, which contains the terms of the York Space Systems Management Equity Plan, the Company granted Incentive Units to each of our Named Executive Officers pursuant to individual Incentive Unit Grant Agreements (the “IUGAs”). Each grant of Incentive Units is comprised of three tranches, which are subject to specific performance-based or time- and performance-based vesting conditions set forth in the IUGAs. Each grant of Incentive Units is split into tranches as follows: 40% of the Incentive Units are designated as Tranche I Units, 40% of the Incentive Units are designated as Tranche II Units and the remaining 20% of the Incentive Units are designated as Tranche III Units.

Tranche I Units vest only upon achievement of both time- and performance-based vesting as followings: Tranche I Units time vest in equal annual installments over five years, subject to the Named Executive Officer’s continued service through such vesting dates, and performance vest upon achievement of an 8% IRR to AE Industrial Partners occurring on or after the first Liquidity Event (which includes this offering) that results in Investor Inflows. Notwithstanding the foregoing, all Tranche I Units will time-vest upon the consummation of an Exit Sale in connection with which the consideration paid to Yellowstone or to its unitholders, as the case may be, consists primarily of cash (as determined by the Partnership Board in its sole discretion).

Tranche II Units vest if, upon the consummation of an Exit Sale, the Investor Inflows through such date are 2.0 times the Investor Outflows through such date, subject to the Named Executive Officer’s continued service through such vesting date. To the extent this performance vesting condition is not satisfied on or prior to an Exit Sale, then the Tranche II Units shall immediately expire and be forfeited for no consideration upon the occurrence of the same.

Tranche III Units vest if, upon the consummation of an Exit Sale, there is a least a 15% IRR to AE Industrial Partners. To the extent this performance vesting condition is not satisfied on or prior to an Exit Sale, then the Tranche III Units shall immediately expire and be forfeited for no consideration upon the occurrence of the same.

Performance vesting of the Incentive Units is determined on an iterative basis, such that, if a performance vesting would no longer be achieved after taking into account reduced Investor Inflows as a result of Incentive Units performance vesting, the number of Incentive Units that vest shall be reduced until such Investor Inflows actually achieve the applicable performance vesting criteria.

The signatories to the IUGAs have agreed: (i) not to compete with Yellowstone or any subsidiaries or to solicit employees and customers of Yellowstone or its subsidiaries during the term of employment and for a period of two years thereafter, (ii) not to disclose any confidential information of Yellowstone or its subsidiaries at all times, (iii) assign any Yellowstone or Yellowstone subsidiaries’ intellectual property to us, and (iv) not to disparage Yellowstone or its subsidiaries at all times. Additionally, upon an Exit Sale, each Named Executive Officer may be required to execute customary noncompetition agreements, nonsolicitation agreements and confidentiality agreements; provided that, (i) the stated terms and conditions of such noncompetition agreements and nonsolicitation agreements shall be on substantially the same terms as set forth in any existing agreement between the Named Executive Officer, on the one hand, and Yellowstone or its subsidiaries, on the other hand, and (ii) such agreements shall survive the occurrence of an Exit Sale for a term not to exceed (x) if the Named Executive Officer’s employment is terminated prior to the occurrence of an Exit Sale, the remaining term of such covenants under an existing agreement or (y) three years.

Generally, if a Named Executive Officer ceases to be employed by, or ceases providing services to, us or one of our subsidiaries for any reason, unvested Incentive Units terminate for no consideration. Prior to this offering, Yellowstone has a repurchase right over any vested Incentive Units, which it may exercise at any time during the 210 day period following a Named Executive Officer’s termination of employment or service at the then current fair market value; provided, however, if a termination of employment or service is due to Cause (as defined in the IUGA) or the Named Executive Officer’s resignation without written consent of the Partnership Board or a restrictive covenant is breached, the Incentive Units will be forfeited without further consideration.

This repurchase right falls away on the earlier of a public offering (including this offering) of Yellowstone or a subsidiary or an Exit Sale.

For purposes of the IUGAs with our Named Executive Officers, “Exit Sale” means any transaction or series of transactions pursuant to which (i) any person or group of related persons (other than AE Industrial Partners and their affiliates) in the aggregate acquire(s) (a) equity securities of Yellowstone possessing the voting power (other than voting rights accruing only in the event of a default or breach) to elect Partnership Board members which, in the aggregate, control a majority of the votes on the Partnership Board (whether by merger, consolidation, reorganization, combination, sale, transfer or exchange of Yellowstone’s equity securities, securityholder or voting agreement, proxy, power of attorney or otherwise) or (b) all or substantially all of Yellowstone’s assets determined on a consolidated basis, or (ii) Yellowstone, any of its equityholders, or any of its subsidiaries acquires securities of a special purpose acquisition company in connection with a transaction (however structured) involving Yellowstone, any of its subsidiaries, or any of its or their respective assets or equity securities, unless otherwise determined by the Partnership Board in its discretion; provided that, except as otherwise determined by the Partnership Board, a public offering of Yellowstone or a subsidiary of Yellowstone shall not constitute an Exit Sale.

For purposes of the IUGAs with our Named Executive Officers, “IRR” means the annual interest rate (compounded annually) which, when used as the discount rate to calculate the net present value as of the date thereof of the sum of (a) the aggregate value of all Investor Outflows (including any Investor Outflows made at or following a Liquidity Event), and (b) the aggregate amount of all Investor Inflows, causes such net present value to equal zero. For purposes of the net present value calculation, (x) Investor Outflows will be positive numbers, and (y) Investor Inflows will be negative numbers.

For purposes of the IUGAs with our Named Executive Officers, “Investor Inflows” means, without duplication and as determined by the Partnership Board in its sole discretion, as of any date occurring on or after a Liquidity Event, all cash (including cash dividends, cash distributions and cash proceeds, but excluding management fees, transaction-related fees and expense reimbursements) received (on a cumulative basis) by AE Industrial Partners or cash AE Industrial Partners reasonably expects to receive following such determination date, discounted to present value as determined by AE Industrial Partners in its good faith discretion, with respect to or in exchange for equity securities (including securities which are convertible into equity securities) of Yellowstone (whether such payments are received from Yellowstone or any third party) from the November 10, 2022, through such determination date.

For purposes of the IUGAs with our Named Executive Officers, “Investor Outflows” means, without duplication and as determined by the Partnership Board in its sole discretion, as of any date occurring on or after a Liquidity Event, all payments made by AE Industrial Partners (on a cumulative basis) with respect to or in exchange for equity securities (including securities which are convertible into equity securities) of Yellowstone (whether such payments are made to Yellowstone or any third party) from November 10, 2022 until such determination date.

For purposes of the IUGAs with our Named Executive Officers, “Liquidity Event” means the occurrence of any of an Exit Sale, a public offering of Yellowstone or the payment of an extraordinary cash dividend by Yellowstone in an amount equal to at least 20% of the consolidated equity value of Yellowstone and its subsidiaries immediately prior to such dividend, as determined by the Partnership Board in its sole discretion.

Treatment of the Incentive Units held by our Named Executive Officers and other executives in connection with the completion of our IPO is subject to ongoing discussion and will be described in a subsequent filing.

Other Compensation Elements

Pursuant to the Rudra Employment Agreement, Mr. Rudra receives a monthly allowance of $3,000 to cover meals, airfare, and rental car expenses in connection with his weekly travel between his home location in

Connecticut to our Colorado office. Additionally, the Company provides Mr. Rudra with corporate housing to be used while he is working in the Company’s Colorado office location.

Additional Narrative Disclosure

Perquisites & Benefits

We currently provide broad-based health and welfare benefits that are available to our full-time employees, including our Named Executive Officers, including health, vision, and dental insurance. In addition, we currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees (including our Named Executive Officers) may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We make safe harbor matching contributions of 100% of employee’s elective deferrals up to a maximum per participant per calendar year of 4% of the participant’s eligible plan compensation. We are also permitted to make discretionary employment contributions. Safe harbor matching contributions to our 401(k) plan vest immediately and discretionary employer contributions to our 401(k) plan vest annually over a six-year period whereby participants have complete ownership interest in such employer contributions once they have completed six years of service, provided that all contributions will vest upon an employee attaining retirement age of 60. All contributions under our 401(k) plan are subject to certain annual dollar limitations in accordance with applicable laws, which are periodically adjusted for changes in the cost of living. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our Named Executive Officers.

Each of our Named Executive Officers received benefits during 2024 at the same level and offering made available to other employees. Independent contractors are ineligible to participate in the Company’s health and welfare plans. Mr. Wallinger, who is classified by the Company as an independent contractor, is participating in the Company’s health and welfare plans. If Mr. Wallinger or his participating spouse or dependents incurs a claim under the plans, the insurer could refuse to pay the claim and/or seek reimbursement for claims previously paid on the basis that Mr. Wallinger was ineligible to participate in the plan. Mr. Wallinger does not participate in our 401(k) plan. All of our Named Executive Officers also received company-paid life insurance coverage.

Potential Payments Upon Termination or Change in Control

Pursuant to the Messerle Agreement and the Rudra Agreement, in the event that Mr. Messerle or Mr. Rudra terminate their employment for any reason, or their employment is terminated due to death or disability, the Named Executive Officer shall be entitled to accrued compensation and benefits, including any accrued but unpaid bonus for the prior fiscal year (the “Accrued Bonus”).

Pursuant to the Messerle Agreement and the Rudra Agreement, in the event that Mr. Messerle’s or Mr. Rudra’s employment is terminated by the Company without Cause the Named Executive Officer is entitled to the following: (i) cash severance equal to12 months of the Named Executive Officer’s then-current base salary (the “Severance Amount”), payable in equal period installments in accordance with normal payroll procedures, (ii) the Accrued Bonus, and (iii) Company paid COBRA premiums until the earlier to occur of either (x) six months following the termination date, or (y) the Named Executive Officer becoming eligible for medical benefits with another employer (the “COBRA Payments”). Upon a termination without Cause within a 90-day period preceding a Change in Control or if Mr. Messerle’s or Mr. Rudra’s termination of employment is related to a Change in Control, he is entitled to the following: (i) the Severance Amount, payable in a lump sum, (ii) the Accrued Bonus, (iii) the COBRA Payments, and (iv) for Mr. Rudra, accelerated vesting of his Incentive Units. Receipt of severance by either Mr. Messerle or Mr. Rudra is conditioned upon the applicable Named Executive Officer’s execution and non-revocation of a release of claims in favor of the Company and his continued compliance with restrictive covenant obligations.

For the purposes of both the Messerle Agreement and Rudra Agreement, “Cause” means the Named Executive Officer’s (i) the failure to perform such duties as are reasonably requested by the Company or the Board, after being provided with written notice and a reasonable opportunity to cure; (ii) material breach of the Messerle Agreement or of any agreement with the Company or any affiliate, including but not limited to the material breach of any non-competition, non-solicitation, non-disclosure, and intellectual property assignment agreement, or a material violation of the Company’s or any affiliate’s code of conduct or other written policy, after written notice by the Company or the Board and a reasonable opportunity to cure; (iii) conviction of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or any affiliate; (iv) use of illegal drugs or abuse of alcohol that materially impairs Named Executive Officer’s ability to perform his duties to the Company or any affiliate; (v) gross negligence or willful misconduct with respect to the Company or any affiliate; or (vi) as “cause” is defined under applicable law; provided, that Named Executive Officer has the opportunity to cure circumstances giving rise to Cause within a 30-day period.

For the purposes of both the Messerle Agreement and Rudra Agreement, “Change in Control” generally means (i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding membership interests of the Company or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company to any person other than an affiliate.

Please see the section entitled “—Equity Incentive Compensation” for more details regarding the treatment of our Named Executive Officer’s Incentive Units upon a termination of employment or a Liquidity Event.

Equity Incentive Plan

We expect that we will adopt a new equity incentive plan in connection with this offering, the terms of which will be described in a subsequent filing.

Director Compensation

We did not pay any compensation or make any equity awards or non-equity awards to any members of our board of directors during the 2024 fiscal year.

We do not currently have a formal policy with respect to compensation of our non-employee directors for service as directors. Following the completion of this offering, we anticipate that we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. As of the time of this offering, we are evaluating the specific terms of our director compensation program.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of      and (ii) immediately following this offering, as adjusted to reflect the sale of shares of common stock by us, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The percentage ownership information shown in the table prior to this offering is based upon      shares of common stock outstanding as of     . The number of shares of common stock that will be outstanding following this offering gives effect to: (i) the completion of the Corporate Conversion and (ii) the issuance of      shares of common stock in this offering, in each case upon close of this offering, and does not include      shares of common stock reserved for future issuance under our Equity Incentive Plan.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before     , which is 60 days after     . These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o York Space Systems, 1449 7th Street, Suite 425, Denver, CO 80204.

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering
	Shares	Percent	Shares	Percent
Directors, Director Nominees, and Named Executive Officers:
Dirk Wallinger
Kirk Konert
Tyler Letarte
Kevin Messerle
Monica Palko
Devjyoti Rudra
Directors and executive officers as a group ( individuals)
5% or Greater Stockholders:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Other than compensation arrangements for our directors and Named Executive Officers, including those discussed in the sections entitled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Lending Arrangements

In connection with the First Amendment to the Term Loan Facility, Mr. Wallinger provided the Company with $10.0 million of loans under the Term Loan Facility, effective as of June 15, 2023. As of December 31, 2024 and 2023, approximately $10.0 million was recorded as long-term debt on the Company’s consolidated balance sheets related to these loans and approximately $2.4 million and $0.8 million of paid-in-kind interest on these loans had accrued as of December 31, 2024 and 2023, respectively.

Purchases of Design Services and Office Furniture

The Company contracts with Studio D Design to design, furnish and build out offices and manufacturing areas for certain of its facilities. The Company paid approximately $0.3 million and $2.1 million for these services in the years ended December 31, 2024 and 2023, respectively. Studio D Design is owned and managed by Mr. Wallinger’s wife, Danielle Wallinger.

Tax Receivable Agreement

Prior to the consummation of this offering, Yellowstone Midco Holdings II, LLC expects to enter into a Tax Receivable Agreement, which we refer to as the “Tax Receivable Agreement,” with Yellowstone that will require us to make payments to Yellowstone (or its transferees or successors) in an amount equal to      % of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with AE Industrial Partners and certain other equityholders (the “Registration Rights Agreement”). AE Industrial Partners and such equityholders will be entitled to request that we register the shares held by them on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” AE Industrial Partners and such equityholders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay AE Industrial Partners and such equityholders’ expenses in connection with their exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by AE Industrial Partners, the other equityholders party to the Registration Rights Agreement and their respective affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than AE Industrial Partners, the other equityholders party to the Registration Rights Agreement and their respective affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Director Nomination Agreement

In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with AE Industrial Partners that provides AE Industrial Partners the right to designate nominees to our board of directors, subject to certain conditions. The Director Nomination Agreement will provide AE Industrial Partners the right to designate (i) % of the total number of Directors comprising our board of directors (the “Total Number of Directors”) as nominees for election to our board of directors for so long as AE Industrial Partners controls, in the aggregate,  % or more of the total number of shares of our common stock controlled by it and its affiliates upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) % of the Total Number of Directors for election to our board of directors for so long as AE Industrial Partners controls at least  % and less than  % of the Original Amount; (iii) % of the Total Number of Directors for election to our board of directors for so long as AE Industrial Partners controls at least  % and less than  % of the Original Amount; (iv)  % of the Total Number of Directors for election to our board of directors for so long as AE Industrial Partners controls at least  % and less than  % of the Original Amount; and (v)     nominee for election to our board of directors for so long as AE Industrial Partners controls at least  % of the Original Amount. For purposes of the Director Nomination Agreement, shares will be deemed “controlled” by AE Industrial Partners if it or its affiliates beneficial owns such shares, or possesses the right to direct the voting of such shares with respect to the election of the Company’s directors. In each case, any applicable nominee nominated pursuant to the Director Nomination Agreement must comply with applicable law and stock exchange rules. In connection with this offering, AE Industrial Partners anticipates entering into voting arrangements with certain other stockholders of the Company, pursuant to which such other stockholders will grant AE Industrial Partners the right to direct the voting of the shares of common stock held by such other stockholders with respect to the election of the Company’s directors.

Consulting Agreement with AE Industrial Partners

On November 10, 2022, we and AE Industrial Partners, together with AE Industrial Operating Partners, LLC (“AE Operating”), an affiliate of AE Industrial Partners, entered into an agreement for consulting services related to our operations. Pursuant to this agreement, we have utilized AE Operating, the operating and consulting arm of AE Industrial Partners, for consulting services and paid to AE Operating and AE Industrial Partners related fees and expenses. We paid approximately $2.1 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively, in connection with services provided by AE Operating and AE Industrial Partners. Additionally, the Company made a $5.0 million payment to AE Industrial Partners during the year ended December 31, 2023 for certain transaction costs in connection with AE Industrial Partners’ acquisition of the Company in November 2022. In connection with the completion of this offering, we expect to enter into an amended and restated consulting services agreement with AE Operating, pursuant to which the Company will pay AE Operating an annual fee of approximately $     for consulting and advisory services until the earlier of: (i) two years following the completion of our initial public offering or (ii) the time AE Industrial Partners beneficially owns less than 10% of our outstanding common stock.

Indemnification of Officers and Directors and Insurance

Following completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered, or will enter, into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations of Liability, Indemnification and Advancement” below for more details. We also have purchased directors’ and officers’ liability insurance.

Related Persons Transaction Policy

Prior to completion of this offering, we intend to adopt formal written procedures for the review, approval, or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy will provide that the audit committee of our board of directors will be charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy is expected to take effect upon the effectiveness of the Corporate Conversion in connection with this offering. We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Yellowstone Midco Holdings II, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Yellowstone Midco Holdings II, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to     . In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the “Corporate Conversion.”

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing equity holders will own our common stock rather than limited liability interests in a limited liability company.

In connection with the Corporate Conversion, all of the outstanding limited liability company units will be converted into an aggregate of      shares of our common stock. The number of shares of common stock issuable to holders of limited liability units in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

We expect to be controlled by AE Industrial Partners following the Corporate Conversion. After giving effect to the Corporate Conversion and the completion of this offering, assuming an offering size as set forth in “Prospectus Summary—The Offering,” participation in this offering as set forth in “Principal Stockholders,” and an initial public offering price of $     (the midpoint of the estimated price range set forth on the cover page of this prospectus), AE Industrial Partners will control approximately  % of the voting power of our company.

As a result of the Corporate Conversion,      will succeed to all of the property and assets of Yellowstone Midco Holdings II, LLC and will succeed to all of the debts and obligations of Yellowstone Midco Holdings II, LLC.      will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See the section entitled “Management.”

Except as otherwise noted herein, the consolidated financial statements and other financial information included in this prospectus and elsewhere in the registration statement of which this prospectus forms a part are those of Yellowstone Midco Holdings, LLC and its consolidated subsidiaries prior to the Corporate Conversion and do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have a material effect on the results of our operations.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

On November 10, 2022, we entered into a credit agreement (the “Original Credit Agreement”) among Yellowstone Borrower, LLC (“Borrower”), Yellowstone Interco Holdings, LLC (“Holdings”), various lenders, Alter Domus (US) LLC, in its capacity as disbursing agent and collateral agent for the lenders, and U.S. Bank Trust Company, National Association, in its capacity as separate collateral agent for the lenders. The Original Credit Agreement provided term loan commitments in the aggregate principal amount of $150.0 million (the “Original Term Loan Facility”). On June 15, 2023, we amended the Original Credit Agreement (the “First Amendment”) to provide for additional term loans in an aggregate amount equal to $50.0 million, composed of $35.0 million of first amendment term loans and $15.0 million of last out loans (collectively, together with the Original Term Loan Facility, the “Term Loan Facility”). On May 29, 2025, we further amended the Original Credit Agreement (the “Second Amendment” and, the Original Credit Agreement, as amended by the First Amendment, as further amended by the Second Amendment, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) to deem the ATLAS Acquisition as a permitted acquisition and amend the maximum consolidated total net leverage ratio financial covenant in connection with a cure thereof, in each case, under the Credit Agreement. We entered into a limited waiver in respect of the Credit Agreement on September 8, 2025, by and among the Company, Yellowstone Interco Holdings, LLC, a Delaware limited liability company, and certain lenders party thereto, to waive any potential defaults or events of default that may have occurred and be continuing under the Credit Agreement. Borrowings under the Term Loan Facility bear interest at a floating rate on the unpaid principal amount thereof equal to SOFR plus 9.00% per annum and the base rate plus 8.00%, as applicable. All obligations under the Credit Agreement are guaranteed by Holdings and certain subsidiaries of Borrower comprised of all domestic subsidiaries of Borrower except certain excluded subsidiaries and are secured by substantially all of Borrower’s assets. The Term Loan Facility is expected to mature on November 10, 2027.

The Credit Agreement contains customary mandatory prepayments, including with respect to asset sale proceeds, proceeds of certain recovery events, and proceeds from certain incurrences of indebtedness. The principal amount owed under the Credit Agreement shall be due and payable on the maturity date. The Credit Agreement contains customary affirmative covenants and negative covenants. The Credit Agreement contains (a) a minimum liquidity covenant that requires us to maintain a minimum amount of liquidity of at least $7.5 million on the last day of any fiscal quarter and (b) a maximum consolidated total net leverage ratio covenant that requires us to maintain a consolidated total net leverage ratio of less than 5.50 to 1.00 for the fiscal quarters ending September 30, 2025 and December 31, 2025, with 0.50 to 1.00 quarterly step-downs in each of the four fiscal quarters ending during the fiscal year ending December 31, 2026 and 3.50 to 1.00 thereafter. The Credit Agreement also includes customary equity cure provisions that permit us to cure defaults in respect of either of the foregoing financial covenants.

The obligations under the Credit Agreement (collectively, the “Credit Agreement Obligations”) are guaranteed (the “Credit Agreement Guarantees”) by Borrower’s existing and future direct and indirect material wholly owned subsidiaries, subject to customary exceptions (in such capacity, the “Credit Agreement Guarantors”). The Credit Agreement Obligations are secured by first priority liens on substantially all assets, subject to customary exceptions, of the Borrower and the Credit Agreement Guarantors.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our certificate of incorporation will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of      shares of capital stock, all with a par value of $     per share, of which      shares will be designated as common stock and      shares will be designated as preferred stock.

Following this offering, we expect to have      shares of our common stock outstanding, held of record by      stockholders. Upon completion of this offering, no shares of our preferred stock will be designated, issued or outstanding.

Common Stock

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Preferred Stock

Our board of directors will be authorized to issue up to      shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any qualifications, limitations, or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions which will be contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute

Our certificate of incorporation will provide that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions will not apply to any business combination involving AE Industrial Partners or any affiliate of AE Industrial Partners or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally will not include AE Industrial Partners or any affiliate of AE Industrial Partners or their respective direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of This Offering Undesignated Preferred Stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Board Classification

Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three- year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result a holder controlling a majority of our common stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, or our board of directors. Stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance Notice Procedures

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may only be removed for cause by the affirmative vote of at least two thirds of the voting power of our outstanding common stock. Our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Amendment of Charter and Bylaw Provisions

Our certificate of incorporation will provide that the amendment of certain of the provisions of our certificate of incorporation described in this prospectus will require approval by holders of at least two-thirds of the voting power of our outstanding common stock. Our certificate of incorporation will provide that our board of directors may from time to time adopt, amend, alter, or repeal our bylaws without stockholder approval. The stockholders may adopt, amend, alter, or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which will require the affirmative vote of two-thirds of our outstanding common stock).

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Corporate Opportunity

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Upon the completion of this offering, our certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of AE Industrial Partners will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to AE Industrial Partners, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to AE Industrial Partners, as applicable. This provision may not be modified without the written consent of AE Industrial Partners until such time as AE Industrial Partners does not own any of our outstanding shares of common stock.

Choice of Forum

Upon the completion of this offering, our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action regarding our certificate of incorporation or our bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. These provisions will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum provisions in our certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, respectively, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, respectively, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is    . The transfer agent’s address is     and its phone number is    .

Listing

We intend to apply to list our common stock on    under the symbol “YSS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of common stock in the public market, the availability of shares for future sale, or the perception that such sales may occur, could adversely affect the market price of our common stock and/or impair our ability to raise equity capital.

Upon the completion of this offering,      shares of our common stock will be outstanding, or      shares of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by the registration statement of which this prospectus forms a part will generally be eligible for sale in the public market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	all the shares of common stock sold in this offering will be eligible for immediate sale upon the completion of this offering; and

•

approximately      shares of our common stock will be eligible for sale upon expiration of lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments, or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and, subject to certain restrictions, described below, any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately    shares immediately following the completion of this offering (or    shares if the underwriters exercise in full their option to purchase additional shares of common stock); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, we and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including AE Industrial Partners, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of      on behalf of the underwriters. See “Underwriting.”

The agreements do not contain any pre-established conditions to the waiver by the written consent of      on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose, and terms of the proposed sale.

Registration Rights

After the completion of this offering, the holders of an aggregate of approximately      shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a description of these registration rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions and published rulings, and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or certain electing traders in securities, commodities, or currencies;

•	persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pass-through entities other than partnerships (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that own or have owned (actually or constructively) more than five percent of our capital stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken in account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are under the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes generally will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts generally will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes to the applicable withholding agent prior to the payment of the dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation or successor form) certifying qualification for the lower treaty rate. The Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above if the Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to “United States persons” (as defined in the Code) unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to United States persons unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for the applicable taxable year (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of distributions on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers by a Non-U.S. Holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of distributions or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a sale or other taxable disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA and other administrative guidance issued thereunder, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) if the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations, and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. We will not pay additional amounts or “gross up” payments to Non-U.S. Holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, certain Non-U.S. Holders might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and Wells Fargo Securities, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Wells Fargo Securities, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares of common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that, for a period of 180 days after the date of this prospectus (the “restricted period”) we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares, including but not limited to any options or warrants to purchase shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into, or publicly disclose the intention to enter into, any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares or such other securities, in cash or otherwise, without the prior written consent of      on behalf of the underwriters; provided, however, that the restrictions described above shall not apply to (A) the offer, issuance, sale and disposition of the shares in this offering; (B) the issuance of shares pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus; (C) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of the shares or securities convertible into or exercisable or exchangeable for the shares (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan described herein; (D) the issuance, offer or entry into an agreement providing for the issuance of up to 10% of the total number of shares outstanding immediately following the offering of the shares contemplated by this prospectus in acquisitions or other strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; (E) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date the shares are delivered and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction contemplated by clause (D); or (F) the submission of a confidential registration statement in connection with the exercise of any registration rights described in this prospectus and any preparations related thereto, provided that such submission or preparations do not require or result in the public filing of a registration statement with the SEC or any other public announcement of such proposed registration by the Company or any third party during the restricted period (and no such filing, public announcement, or activity shall be voluntarily made or taken by the Company or any third party during the restricted period), and provided further that the Company shall notify the representatives prior to making any such submission; and provided, further, that in the case of clauses (B) and (C), we shall (a) cause each recipient of such securities that is a member of our board of directors, an executive officer or a beneficial holder of 1% of our fully-diluted capital stock to execute and deliver to the representatives, prior to or substantially concurrently with the issuance of such securities, a lock-up agreement (which, for the avoidance of doubt, shall not extend the restricted period beyond 180 days after the date of this prospectus) to the extent not already executed and delivered by such recipients as of the date hereof and (b) enter stop transfer instructions with our transfer agent and registrar on such securities with respect to all recipients of such securities, which we agrees we will not waive or amend without prior written consent of      on behalf of the underwriters.

Our directors, executive officers, and the holders of substantially all of our common stock and securities convertible into or exercisable for our common stock (such persons, the “lock-up parties”) have agreed that, for the duration of the restricted period, the lock-up parties may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of      on behalf of the underwriters:

(i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares, or any options or warrants to purchase any shares, or any securities convertible into, exchangeable for or that represent the right to receive shares (such shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by a lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

Notwithstanding the foregoing, the lock-up parties may:

(a)	transfer the Lock-Up Securities

(i)	as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,

(ii)	upon death by will, testamentary document or intestate succession,

(iii)

if the lock-up party is a natural person, to any member of the lock-up party’s immediate family (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust,

(iv)

to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(v)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,

(vi)

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution by the lock-up party to its stockholders, current or former partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders,

(vii)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other order of a court or regulatory authority,

(viii)	to us from an employee upon death, disability or termination of employment, in each case, of such employee,

(ix)

if the lock-up party is not an officer or director of the Company or a stockholder holding 10% or more of the Company’s common stock, in connection with a sale or transfer of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering (including shares of common stock purchased pursuant to our Direct Share Program) or (B) in open market transactions after the closing date of this offering,

(x)

to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the restricted period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the registration statement, the preliminary prospectus relating to the shares included in the registration statement immediately prior to the time the underwriting agreement is executed and the prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement,

(xi)	in connection with the conversion, exchange or reclassification of any of our outstanding securities into shares, or any conversion, exchange or reclassification of the shares, provided that any such shares received upon such conversion, exchange or reclassification shall be subject to the terms of the lock-up agreement, or

(xii)	with the prior written consent of on behalf of the underwriters;

provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (xi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in the form of the lock-up agreement, (C) in the case of clauses (a) (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (vii), (viii), (ix), (x) and (xi) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (a)(i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of the lock-up agreement;

(b)

enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the restricted period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the restricted period, and if such filing, report or announcement shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the restricted period;

(c)

transfer the lock-up party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board and made to all holders of our capital stock involving a change of control; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement; and

(d)

to the extent the lock-up party has demand and/or piggyback registration rights under any registration rights agreement described in this prospectus, the lock-up party may notify the Company privately that the lock-up party is or will be exercising his, her or its demand and/or piggyback registration rights under any such registration rights agreement following the expiration of the restricted period and undertake preparations related thereto; provided that the foregoing notification and/or preparations do not request, require or result in the public filing of a registration statement with the SEC or any other public announcement of such proposed registration by the undersigned, the Company or any third party during the restricted period (and no such filing, public announcement or activity shall be voluntarily made or taken by the undersigned, the Company or any third party during the restricted period); provided further that the Company shall notify the representatives upon receipt of such notice.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on      under the symbol “YSS.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the     , in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million. The company also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with the offering in an amount up to $    . The underwriters have agreed to reimburse certain of our expenses in connection with the offering.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the UK, no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA;

provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus”

as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, or (ii) to an accredited investor as defined in Section 4A of the SFA pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of our obligations pursuant to Section 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). Any reference to any term as defined in the SFA, or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution no 160, dated 13 July 2022, as amended (“CVM resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the

Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.yorkspacesystems.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Yellowstone Midco Holdings, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Yellowstone Midco Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in redeemable preferred units and member’s capital, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

GRANT THORNTON LLP

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2025.

Denver, Colorado

September 28, 2025

Yellowstone Midco Holdings, LLC

Consolidated Balance Sheets

(Dollars in thousands, except units and per unit amounts)

	As of December 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$104,656	$81,149
Accounts receivable, net	2,135	2,295
Inventories	34,602	23,273
Prepaid expenses and other current assets	51,645	44,059
Contract assets	21,558	73,289
Capitalized commissions, net	12,661	17,184

Total current assets	227,257	241,249

Fixed assets, net	35,112	29,626
Right of use assets, net	21,612	23,234
Goodwill	610,832	610,873
Other intangibles, net	423,995	459,497
Other assets	1,457	1,432

Total assets	$1,320,265	$1,365,911

Liabilities, Temporary Equity and Member’s Capital
Current liabilities
Contract liabilities	$165,636	$93,420
Accounts payable and accrued expenses	50,599	37,230
Related party payables	—	14,460
Operating lease liability, current	2,572	2,011
Income taxes payable	—	7,640
Deferred commissions, current	6,730	9,881

Total current liabilities	225,537	164,642

Operating lease liability, less current portion	20,519	22,174
Deferred commissions, less current portion	4,132	5,482
Long-term debt, net	182,249	181,533
Related party long-term debt, net	14,784	14,727
Other liabilities	3,071	2,047
Related party payables, less current portion	3,683	1,219
Deferred income tax liability	19,959	38,409

Total liabilities	$473,934	$430,233

Commitments and contingencies (See Note 12)
Temporary Equity
Redeemable preferred units (56,619,831 authorized, issued and outstanding at December 31, 2024; 46,619,831 authorized, issued and outstanding at December 31, 2023; $68,413 and $51,011 liquidation preference as of December 31, 2024 and 2023, respectively)	68,413	51,011
Member’s Capital
Common units (1,078,929,080 authorized, issued and outstanding at December 31, 2024 and 2023)	963,213	970,615
Accumulated other comprehensive loss	(810)	(374)
Accumulated deficit	(184,485)	(85,574)

Total member’s capital	777,918	884,667

Total liabilities, temporary equity and member’s capital	$1,320,265	$1,365,911

The accompanying notes are an integral part of these consolidated financial statements.

Yellowstone Midco Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss

(Amounts in thousands, except units and per unit amounts)

	For the year ended December 31,
	2024	2023
Revenue	$253,531	$238,103
Cost of revenues	221,110	183,199

Gross profit	32,421	54,904
Operating expenses
Selling, general and administrative expenses	103,947	94,073
Research & development	20,440	6,973

Total operating expenses	124,387	101,046

Loss from operations	(91,966)	(46,142)
Other income (expense)
Interest expense	(29,923)	(26,175)
Interest income	1,201	2,328
Other (expense) income, net	(3,600)	1,227

Total other expense	(32,322)	(22,620)

Loss before provision for income taxes	(124,288)	(68,762)
Income tax benefit	25,377	39,106

Net loss	$(98,911)	$(29,656)
Foreign currency translation adjustment	(436)	(797)

Comprehensive loss	$(99,347)	$(30,453)

Net loss per common unit
Net loss	(98,911)	(29,656)
Less: Accretion of redeemable preferred units	7,402	4,391
Net loss available to common unitholders	(106,313)	(34,047)
Basic and diluted	$(0.10)	$(0.03)
Weighted-average common units outstanding
Basic and diluted	1,078,929,080	1,075,271,545

The accompanying notes are an integral part of these consolidated financial statements.

Yellowstone Midco Holdings, LLC

Consolidated Statements of Changes in Redeemable Preferred Units and Member’s Capital

(Dollars in thousands, except units and per unit amounts)

	Redeemable Preferred Units		Common Units		Accumulated deficit	Accumulated other comprehensive income (loss)	Total Member’s Capital
	Units	Amount	Units	Amount
Balance at December 31, 2022	—	$—	772,013,564	$963,592	$(55,918)	$423	$908,097
Issuance of Redeemable preferred units	46,619,831	46,620	—	—	—	—	—
Issuance of Common units for acquisition of Emergent	—	—	15,000,000	10,842	—	—	10,842
Non-cash member’s contribution	—	—	—	572	—	—	572
Recapitalization	—	—	291,915,516	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(797)	(797)
Accretion of Redeemable preferred units	—	4,391	—	(4,391)	—	—	(4,391)
Net loss	—	—	—	—	(29,656)	—	(29,656)

Balance at December 31, 2023	46,619,831	$51,011	1,078,929,080	$970,615	$(85,574)	$(374)	$884,667
Issuance of Redeemable preferred units	10,000,000	10,000	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(436)	(436)
Accretion of Redeemable preferred units	—	7,402	—	(7,402)	—	—	(7,402)
Net loss	—	—	—	—	(98,911)	—	(98,911)

Balance at December 31, 2024	56,619,831	$68,413	1,078,929,080	$963,213	$(184,485)	$(810)	$777,918

The accompanying notes are an integral part of these consolidated financial statements.

Yellowstone Midco Holdings, LLC

Consolidated Statements of Cash Flows

(Dollars in thousands, except units and per unit amounts)

	For the year ended December 31,
	2024	2023
Cash flows from operating activities
Net loss	$(98,911)	$(29,656)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	48,072	44,395
Amortization of debt issuance costs	773	834
Non-cash lease expense	2,555	2,107
Amortization of capitalized commissions	5,770	6,629
Deferred tax benefit	(18,376)	(54,382)
Changes in assets and liabilities:
Accounts receivable, net	(23)	5,135
Inventories	(11,461)	(17,093)
Prepaid expenses and other current assets	(7,346)	(8,519)
Contract assets	51,731	(10,174)
Capitalized commissions, net	(1,247)	(4,825)
Other long-term assets	(28)	(178)
Contract liabilities	72,302	61,282
Accounts payable and accrued expenses	13,393	16,475
Deferred commissions	(4,501)	189
Income taxes payable	(7,838)	7,058
Related party payables	(11,996)	(3,781)
Other non-current liabilities	770	1,737
Right-of-use assets and operating lease liabilities, net	(2,025)	(1,532)

Net cash provided by operating activities	31,614	15,701

Cash flows from investing activities
Capital expenditures	(18,048)	(18,496)
Acquisition of business, net of cash acquired	—	(44,358)

Net cash used in investing activities	(18,048)	(62,854)

Cash flows from financing activities
Proceeds from long-term debt	—	34,146
Proceeds from related party long-term debt	—	14,700
Proceeds from issuance of Redeemable preferred units	10,000	46,619

Net cash provided by financing activities	10,000	95,465

Net increase in cash	23,566	48,312
Effect of exchange rate changes on cash	(59)	(130)
Cash and cash equivalents, beginning of period	81,149	32,967

Cash at end of period	$104,656	$81,149

Supplemental disclosures of cash flow information
Cash payments for interest	$27,093	$25,098
Cash paid for taxes	50	4,509
Noncash operating, investing, and financing
Issuance of Common units for acquisition of Emergent	—	10,842
Non-cash member’s contribution	—	572
Changes in accounts payable and accruals for purchases of fixed assets	279	(1,530)

The accompanying notes are an integral part of these consolidated financial statements.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Note 1. The Company and Basis of Presentation

Yellowstone MidCo Holdings, LLC, together with its wholly owned subsidiaries (collectively, the “Company”), is a privately held company based in Denver, Colorado.

The Company’s primary operating entity, York Space Systems (“York”) is a leading, U.S.-based, space and defense prime providing a comprehensive suite of mission-critical solutions for national security, government and commercial customers. York is one of the only space and defense primes with proprietary hardware and software capabilities designed to address its customers’ complex mission requirements across the critical elements of the entire space ecosystem throughout the entire mission lifecycle.

York is purpose built to address evolving national security space challenges and to adapt to the ongoing shift in the U.S. government’s mission needs and procurement processes, where economics, agility, rapid capabilities, and heritage drive customer decision making. York delivers mission critical solutions in a zero-tolerance for error environment where systems must work. York believes it is uniquely positioned to capture an outsized share of growth in its core markets. York provides customers a vertically integrated, full technology stack of solutions including design, production, integration, and operation of spacecraft with turnkey offerings to manage spacecraft and constellations throughout their entire mission lifecycle.

York was founded in 2012 to create an innovative space technology mission prime, with a goal of meeting the evolving national security threats from space by providing mission-critical spacecraft at scale, faster, and at lower cost.

For the years ending December 31, 2024 and 2023, 98% and 97%, respectively, of the Company’s revenue was derived based in the U.S. market.

Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s accounts and the accounts of the Company’s wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the reporting date, as well as the reported amounts of revenue and expenses during the reporting periods. Estimates have been prepared using the most recent and best available information. Although Management believes the estimates that have been used are reasonable, actual results could materially differ from the estimates that were used. Adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

Balance Sheet Classifications

The Company classifies certain assets and liabilities as current utilizing the duration of the related contract or program as the Company’s operating cycle, which is generally longer than one year. This primarily impacts receivables, contract assets, inventories, and contract liabilities under construction contracts which may extend

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

beyond one year. All other assets and liabilities are classified based on whether the asset will be realized or the liability will be paid within one year.

Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash on hand and short-term deposits with an original maturity at the date of purchase for three months or less. As of December 31, 2024 and 2023, the Company had deposits at two financial institutions. Both of those institutions maintained Federal Deposit Insurance Corporation (“FDIC”) deposit insurance limiting coverage to $250 per depositor at December 31, 2024 and 2023. The excess over $250 for each financial institution represents a credit risk to the Company. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable are based on amounts billed to customers. The Company bills customers as work progresses in accordance with agreed upon contractual terms, either at periodic intervals, upon achievement of contractual milestones or upon deliveries. The carrying amount of accounts receivable are stated at cost, net of allowance for credit losses.

The Company continually evaluates the need for an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments, which results in bad debt expense. The Company periodically determines the adequacy of this allowance by evaluating the comprehensive risk profiles of all individual customer receivable balances including, but not limited to, the customer’s financial condition, credit agency reports, financial statements, credit limit and overall current economic conditions. Normally accounts receivable are due 30 days after issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. The provision for expected credit losses is recorded in selling, general, and administrative expenses in the consolidated statements of operations.

Inventories

Inventory is stated at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (“FIFO”) basis. Inventory consists primarily of parts and sub-assemblies used in the manufacturing of satellites. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Changes in these estimates are included in cost of revenues in the consolidated statements of operations and comprehensive loss. There have been no adjustments to reduce inventory to its net realizable value for the years ended December 31, 2024 and 2023.

Contract Assets and Liabilities

Contract assets include unbilled amounts typically resulting from sales under contracts when the percentage-of-completion cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer. When costs incurred plus recognized profit (less recognized losses) on a contract exceeds progress billings, the net amount is recorded as a contract asset. Contract assets are classified as current based on the Company’s operating cycle and include amounts that may be billed and collected beyond one year due to the long-cycle nature of the Company’s contracts.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Contract liabilities include advance payments and billings in excess of revenue recognized. When progress billings exceed costs incurred plus recognized profit (less recognized losses), the net amount is recorded as a contract liability. Contract liabilities are classified as current based on the Company’s contract operating cycle and reported on a contract-by-contract basis, net of revenue recognized, at the end of each reporting period.

Deferred Contract Costs

Sales commissions earned by the Company’s employees are considered incremental costs of obtaining a contract. An asset is recognized for sales commissions if the Company expects the period of benefit from these costs to be more than one year. The Company amortizes the deferred contract costs over the period of expected benefit, which is typically three to four years, consistent with the pattern of revenue recognition of the related performance obligation. The amortized costs are recorded in selling, general, and administrative expense in the Company’s consolidated statements of operations and comprehensive loss. The Company expenses sales commissions as incurred when the period of benefit is less than one year. Deferred contract costs are included in capitalized commissions, net, for the current portion, and other long-term assets, for the non-current portion, on the Company’s consolidated balance sheets.

Fixed assets

Fixed assets are measured at cost less accumulated depreciation. Depreciation and amortization are computed using a straight-line method over the estimated useful lives of the assets, which range from 3 to 8 years. Leasehold improvements are amortized over the shorter of the useful lives of the related assets or the lease term. Additions, renewals, and betterments that significantly extend the life of an asset are capitalized. Expenditures for repairs and maintenance are charged to operations, as incurred. The Company occasionally designs and builds its own machinery. The cost of these projects, including direct material and labor, and other indirect costs directly attributable to the construction, are capitalized as construction in progress. No provision for depreciation is made on construction in progress until the related assets are completed and placed in service.

Expected useful lives for fixed assets are reviewed at least annually. Estimated useful lives are as follows:

Asset	Estimated useful life in years
Leasehold improvements	Shorter of estimated useful life or lease term
Orbiting satellites	5
Machinery and equipment	5 – 8
Computer equipment	3
Software	3 – 5
Furniture and fixtures	4 – 7

For assets sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are derecognized and removed from the consolidated balance sheets, and any related gain or loss is reflected in operations in the period realized.

Finite-lived Intangible Assets

Finite-lived intangible assets consist of customer relationships, developed technology, trade names and licenses. These finite-lived intangible assets are reported at cost, net of accumulated amortization, and are either amortized on a straight-line basis over their estimated useful lives or over the period the economic benefits of the intangible asset are consumed.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Impairment of Long-lived Assets

The carrying values of long-lived assets, which include equipment and other assets, and all finite-lived intangible assets, are evaluated periodically for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the undiscounted future cash flows expected to be generated from the asset group to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured, using valuation techniques such as discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. An impairment loss is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value and is recognized as an expense in the period it is determined. No impairment losses have been recognized for the year ended December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. The Company evaluates goodwill for impairment annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. The Company has determined that its business comprises one reporting unit. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company considers factors in performing a qualitative assessment including, but not limited to, general macroeconomic conditions, industry and market conditions, company financial performance, changes in strategy, and other relevant entity-specific events. If the Company elects to bypass the qualitative assessment or does not pass the qualitative assessment, a quantitative assessment is performed.

When a quantitative assessment is performed, the Company utilizes a discounted cash flow approach, which incorporates key assumptions such as future growth rates, terminal values, and discount rates. This process compares the estimated fair value of the reporting unit to the reporting unit’s carrying value, including goodwill. The Company recognizes a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value up to the amount of goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired. For the years ended December 31, 2024 and 2023, the Company elected to perform a qualitative assessment for its annual review of goodwill to determine whether or not indicators of impairment exist. As a result of the qualitative assessment, no indicators of impairment were identified that would require further testing for impairment.

Redeemable Preferred Units

The Company’s Redeemable preferred units represent legal form of equity, are not mandatorily redeemable, and do not constitute unconditional obligations that may require issuance of a variable number of the Company’s units. The Redeemable preferred units are classified as mezzanine (or temporary) equity as the Redeemable preferred units are in-substance currently redeemable through the distribution waterfall since the holder of the Redeemable preferred units controls the Company and can make such distribution at any time and in the form of cash or other assets. Subsequent remeasurement of the carrying value of the Redeemable preferred units is required as they are currently redeemable. The Company records Redeemable preferred units at an amount equal to the then current maximum redemption value at the end of each reporting period.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Fair Value Measurements

The Company measures certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Under the fair value standards, fair value is based on the exit price in the principal or most advantageous market for the asset or liability. The fair value measurement hierarchy is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The following hierarchy classifies the inputs used to determine fair value into three levels:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3 – Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets and liabilities

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. Reclassifications of fair value between Level 1, Level 2 and Level 3 of the fair value hierarchy, if applicable, are made at the end of each reporting period. See Note 16 – Fair Value Measurements for further details.

Concentration of Credit Risk

The Company’s operating results are closely correlated with economic and budgetary actions of the U.S. Federal Government. Changes in any of these factors may significantly affect Management’s estimates and the Company’s performance. The Company has a proven set of supply chain partners; however, it is subject to the same general delays and shortages that impact the global supply chain. The Company’s supply chain team works closely with these vendors to ensure that production timelines are met per customer requirements.

Approximately 93% and 90% of revenues for the years ended December 31, 2024 and 2023, respectively, were derived from one customer.

Revenue Recognition

The Company recognizes revenue in accordance with the five-step model under the Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) which involves (i) identification of the contract(s), (ii) identification of performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the previously identified performance obligations and (v) recognition of revenue as the performance obligations are satisfied.

The Company’s revenues are primarily derived from firm-fixed-price (“FFP”) contracts with both domestic U.S. Federal Government-controlled agencies as well as commercial customers and recognizes revenue for these arrangements over time. These contracts generally span several years in duration. Revenue arrangements where revenue is recognized at a point in time are immaterial as a percentage of total revenues to the consolidated financial statements.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The Company’s contracts with customers generally do not include a right of return relative to delivered products. In certain cases, contracts are modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are accounted for as part of the existing contract as modifications take place when the Company is in process of completing a performance obligation.

The Company’s typical contracts include two performance obligations. The first performance obligation consists of the combined design, development, and integration of a specified number of satellites on payloads constituting a fully functional constellation of satellites once successfully launched in space, as well as the design, development, and delivery of the hardware and software components constituting a ground system missions control to strategically operate the satellites to obtain mission critical data. While acknowledging the assessment required significant judgment, the Company ultimately determined that the various promises constitute a single combined performance obligation because the Company deemed each promise to not be individually distinct within the context of the contract since the Company performs a significant service of integrating the inputs into a combined output for which the customer has contracted: that is, a fully functional constellation of satellites that reports real-time information to the customer for strategic operations of the customer. Further, the Company concluded that the hardware and software developed for the customer and installed at the customer’s ground missions control are highly interdependent and highly interrelated with the satellites. The hardware and software serve as an interface to obtain the desired data from the constellation. The software enables the satellites to maneuver in space and communicate with each other and the ground systems in order to perform their intended function.

The second performance obligation consists of operations and maintenance services that operate the ground systems by sending instructions and commands to the satellites, obtaining data from the satellites, as well as maintenance and updates to the software. The Company concluded that these services constitute a series of daily time increments that are satisfied over time.

The Customer’s contracts also typically include customer options to acquire additional operations and maintenance services. The pricing of these options is reflective of the standalone selling price for these services and therefore does not provide the customer with a material right that would constitute a separate performance obligation. Instead, the options are accounted for only when the customer exercises the option to purchase the additional services.

For some contracts, the Company arranges for launch services from a third-party provider. As the Company does not obtain control of the services before they are provided to the customer, the Company concluded it is acting as an agent when arranging for launch services. Upon reviewing the indicators in ASC 606, the Company does not establish pricing for the services, rather, it is entitled to a fee for its arranging services. The Company also is not primarily responsible for the launch services and does not have inventory risk or procure the services without a customer lined up.

Once the Company identifies the performance obligations, it determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. Typical contracts include variable consideration in the form of contingent milestone payments. The milestones are established at contract inception and outline the specifications and criteria that must be met for the Company to invoice the customer for the corresponding milestone payment. The Company utilizes the most likely approach to estimate

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

variable consideration as most of the milestones have only two possible outcomes. The Company continuously considers the constraint guidance and typically does not constrain variable consideration as it deems it not probable that inclusion of the variable payments in the transaction price would result in a significant revenue reversal of cumulative revenue recognized to date for any single contract. The Company carefully establishes project milestones with consultation of its engineers and experts that have significant experience in achieving such milestones.

The Company allocates the transaction price to its identified performance obligation based upon their stand-alone-selling-price (“SASP”). Because the Company does not have observable SASP, it estimates SASP using a cost-plus-margin approach.

The Company recognizes revenue for its performance obligations over time as the Company’s performance creates an asset with no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date (for the design and build of the satellites and ground systems performance obligation) and as the customer benefits as the Company performs (for the operations and maintenance services performance obligation).

For the design and build of the satellites and ground systems performance obligation, the Company recognizes revenue using the percentage of completion method (“POC”), based on the proportion of total costs incurred relative to total estimated costs-at-completion (“EAC”). An EAC includes all direct costs and indirect costs directly attributable to a contract or allocable based on the Company’s project cost pooling arrangements. The Company believes that this method represents the most faithful depiction of the Company’s performance because it directly measures value transferred to the customer. Contract estimates are based on various assumptions to project the outcome of future events that may span several years. These assumptions include, but are not limited to, the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed; the cost and availability of materials; the availability of subcontractor services and materials; and the availability and timing of funding from the customer. The Company bears the risk of changes in estimates to complete on FFP contracts, which may cause profit levels to vary from period to period. For the operations and maintenance services performance obligation, the company recognizes revenue on a straight-line basis over time.

Contracts are often modified for changes in contract value, specifications or requirements, which may result in scope and/or price changes. Most of the Company’s contract modifications are for goods or services that are not distinct in the context of the contract and are therefore accounted for as part of the original performance obligation through a cumulative EAC adjustment.

Accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. The Company’s estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract quarterly to assess the contract’s schedule, performance, technical matters and estimated cost at completion. If, at the time of the contract award or at any time during the life of a contract it becomes probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in the consolidated statements of operations and comprehensive loss. A cumulative catch-up adjustment is recorded for changes in the transaction price or estimate at completion during the period when such revisions occur.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

For long-term contracts, the portion of the payments retained by the customer is not considered a significant financing component. At contract inception, the Company also expects that the lag period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will not constitute a significant financing component. Many of the Company’s long-term contracts have milestone payments, which align the payment schedule with the progress towards completion on the performance obligation. On some contracts, the Company may be entitled to receive an advance payment, which is not considered a significant financing component because it is used to facilitate inventory demands at the onset of a contract and to safeguard the Company from the failure of the other party to abide by some or all of their obligations under the contract.

U.S. Federal Government Contracts

The Company has engineering and construction contracts with the U.S. Federal Government, which typically provide the customer with the unilateral right to cancel the contract whenever the federal buying agency deems the cancelation is in the public interest. Under a termination for convenience clause, the Company is entitled to recover all costs incurred to the termination date, plus other costs not recovered at termination (such as ongoing costs not able to be discontinued, for example, rental costs), as well as an allowance for profit or fee. The U.S. Federal Government also typically has the right to the goods produced and in process under the contract at the time of a termination. Approximately 95% and 94% of revenues for the years ended December 31, 2024 and 2023, respectively, were derived from projects contracted by the U.S. Federal Government.

Cost of revenues

Cost of revenues consists primarily of direct material and labor costs, which include salaries, bonuses, and benefits directly attributable to fulfilling the Company’s obligations under customer contracts, and related overhead. Overhead costs primarily include allocable amounts of utilities, rent, depreciation and amortization expense on assets used directly in revenue-producing activities, indirect materials, and production and test administrative expenses.

Selling, General, and Administrative Costs

Selling, general and administrative expenses consist of employee-related expenses for personnel in the Company’s executive, finance and accounting, facilities, legal, human resources, and information technology and securities functions, as well as other administrative employees. In addition, selling, general and administrative expenses include fees for legal, accounting, tax and audit services, software subscriptions, facilities, sales commissions, other corporate costs, depreciation and amortization, and marketing and advertising. The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2024 and 2023 are not material.

Research and Development Costs

Research and development costs consist primarily of employee-related labor costs, software subscriptions, and supplies and materials for new product development. Research and development costs are expensed in the period incurred.

Income Taxes

The Company is taxed as a C-corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company pays federal income taxes on its taxable income. Income taxes and uncertain tax

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

positions are accounted for in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities as presented as noncurrent. Valuation allowances on deferred tax assets are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The tax benefits related to uncertain positions are recognized when the Company believes it is more likely than not that the position would be sustained if challenged. Tax positions meeting the more-likely-than-not recognition threshold are measured pursuant to the guidance set forth in ASC 740. Interest and penalties that may be incurred are recorded as a component of the Company’s income tax expense.

Management’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. dollars (“USD”). The operations of each of the Company’s entities are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). Assets and liabilities of foreign subsidiaries whose functional currency is the local currency are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rate in effect during each fiscal month during the year. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Accumulated Other Comprehensive Loss

Adjustments resulting from unrealized gains and losses on foreign currency translation adjustments are recorded in accumulated other comprehensive loss in the accompanying consolidated balance sheets and consolidated statements of changes in redeemable preferred units and member’s capital.

Leases

The Company enters into lease arrangements for its operations and administrative offices in the normal course of business. The Company determines if an arrangement is or contains a lease at inception of the arrangement. An arrangement is determined to be a lease if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. Operating lease right-of-use assets are recognized as the present value of future lease payments over the lease term as of the commencement date, plus any lease payments made prior to commencement, and less any lease incentives received. Operating lease liabilities are recognized as the present value of the future lease payments over the lease term as of the commencement date and are recorded in current and noncurrent liabilities in the consolidated balance sheets based on their contractual due dates. Operating lease expense is recognized based on the undiscounted future lease payments over the remaining lease term on a straight-line basis and is included in cost of revenues, selling, general, and administrative expenses, and research and development on the consolidated statements of operations and comprehensive loss.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Determinations with respect to lease terms (including any renewals and terminations), incremental borrowing rate used to discount lease payments, variable lease expense and future lease payments require the use of judgment based on the facts and circumstances related to each lease. As the Company’s leases do not provide an implicit rate, it uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company considers various factors, including economic incentives, intent, past history and business need, to determine the likelihood that a renewal option will be exercised. Lease and non-lease related components (maintenance, return of underlying asset, or costs to dismantle/remove the asset) are accounted for separately. Right-of-use assets are evaluated for impairment in accordance with the Company’s policy for impairment of long-lived assets.

Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to economically hedge against the effects of foreign currency fluctuations on payables denominated in foreign currencies. These derivative instruments are accounted for at fair value and included in other current assets or liabilities in the accompanying consolidated balance sheets. The Company does not designate its forward exchange contracts as hedges and, as a result, changes in their fair value are reported currently as other (expense) income, net in the consolidated statement of operations and comprehensive loss.

Equity-Based Compensation

The Company follows the guidelines of Topic 718, Stock Compensation (“ASC 718”), for the accounting of share-based compensation. Effective May 2023, Yellowstone Ultimate Holdings, LP (“Holdings”), a Delaware partnership and the Company’s ultimate parent, adopted a written compensatory benefit plan (“the Plan”) to provide incentives to existing or new employees, officers, managers, directors, and other service providers of the Company or its subsidiaries in the form of the Holding’s Class B Units (the “Incentive Units”). The value of the Incentive Units is considered a capital contribution and is recognized by the Company in the same income statement line item as the cash compensation paid to employees receiving the Incentive Units. For the years ended December 31, 2024 and 2023, no expense was recognized. Equity-based compensation cost is measured at the grant date based on the fair value of the award, which is calculated using the Black-Scholes Option Pricing Model (“OPM”). The Plan contains three tranches of Incentive Units, each subject to time, performance, and market based vesting conditions established at the inception of the Plan. Share-based compensation expense for Incentive Units is recognized when the Company concludes it is probable the performance condition will be met. Forfeitures are recognized in the period they occur. The Incentive Units are intended to qualify and be treated as “profit interests” within the meaning of IRS Revenue Procedures 93-27 and 2001-43.

Defined Contribution Plans

Employees participate in various defined contribution savings plans that provide for Company-matching contributions. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Total expense related to defined contribution plans was $1,511 and $808 for the years ended December 31, 2024 and 2023, respectively, which approximates the cash outlays related to the plans.

Acquisitions

The Company utilizes the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”), for all transactions and events in which it obtains control over one or more other businesses (even

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

if less than 100% ownership is acquired), to recognize the fair value of all assets acquired and liabilities assumed and to establish the acquisition date fair value as of the measurement date.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. Subsequent to the measurement period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is identified. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

Refer to Note 10 – Acquisitions for additional information related to the Company’s business combinations.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has concluded that it operates in one operating segment and one reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Please refer to Note 18 – Segment Reporting for additional information.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually and require a public entity that has a single reportable segment to provide all the disclosures required by the amendments in the ASU and existing requirements under Topic 280. Additionally, it requires a public entity to disclose the title and position of the CODM. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted ASU 2023-07 effective December 31, 2024, using a retrospective transition method. Adoption of this guidance enhanced the footnote disclosures with no impact on the Company’s results of operations, cash flows and financial condition.

Recently Issued Accounting Pronouncements

In March 2024, the FASB issued ASU 2024-01, “Compensation – Stock Compensation (Topic 718) – Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

interest award should be accounted for in accordance with Topic 718. The new guidance is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. The Company is currently evaluating the impact of adoption, which is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. Additionally, the amendment requires a qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adoption, which is expected to have an impact on disclosures only with no impact on the Company’s results of operations, cash flows and financial condition.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires qualitative disclosures for rate reconciliation about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, as well as by jurisdiction, if the amount is at least 5% of total income tax payments, net of refunds received. The new guidance is effective for annual periods beginning after December 15, 2025, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all periods presented. The Company is currently evaluating the impact of adoption, which is expected to have an impact on disclosures with no impact on the Company’s results of operations, cash flows and financial condition.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). This ASU improves the requirements for identifying the accounting acquirer in a business combination that is effected primarily by exchanging equity interests in which a variable interest entity is acquired. It is effective for fiscal years beginning after December 15, 2026 and is required to be applied prospectively to acquisitions occurring on or after the effective date. The Company will continue to evaluate the impact of this guidance, which will depend on the legal acquiree in future business combinations.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Note 3. Revenues

The table below presents revenues disaggregated by type for the following periods:

	Year ended
	December 31, 2024	December 31, 2023
Government	$239,986	$224,478
Commercial and other	13,545	13,625

Total revenues	$253,531	$238,103

Contract balances

	As of
	December 31, 2024	December 31, 2023
Contract assets	$21,558	$73,289

Contract liabilities	$165,636	$93,420

The decrease in contract assets during 2024 was primarily driven by billings for services previously rendered during the year ended December 31, 2023 and changes in EACs and transaction prices during the year-ended December 31, 2024.

The increase in contract liabilities during 2024 was primarily driven by the timing of large billable milestones occurring during the year ended December 31, 2024. Revenue recognized in the year ended December 31, 2024 that was included in the contract liability balance as of December 31, 2023 was $93,119. Revenue recognized in the year ended December 31, 2023 that was included in the contract liability balance as of December 31, 2022 was $29,847.

The Company evaluates the contract value and cost estimates at completion (“EAC”) for performance obligations at least quarterly and more frequently when circumstances significantly change. Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimate of total revenue and cost at completion is complex, subject to many variables and requires significant judgment by Management on a contract-by-contract basis. As part of this process, Management reviews information including, but not limited to, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays. When the Company’s estimate of total costs to be incurred to satisfy a performance obligation exceeds the expected revenue, the Company recognizes the loss immediately. When the Company determines that a change in estimate has an impact on the associated profit of a performance obligation, the Company records the cumulative positive or negative adjustment to the statement of operations and comprehensive loss. Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the Company’s operating results.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The below table summarizes the favorable (unfavorable) impact of the net EAC adjustments for the following periods:

	Year Ended
	December 31, 2024	December 31, 2023
Net EAC adjustments, before income taxes	$(22,916)	$(824)

Net EAC adjustments, net of income taxes	(18,237)	(355)

Net EAC adjustments, net of income taxes, per basic and diluted share	$(0.02)	$(0.00)

The net unfavorable EAC adjustments in 2024 were primarily due to changes in estimated total transaction price resulting from contract modifications and additional unplanned labor, materials and subcontractor costs required to meet customer requirements in the Company’s sale of satellites, launch services and ground services. The net unfavorable EAC adjustments in 2023 were primarily due to unplanned labor, materials and subcontractor cost.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $861,677. The Company expects to recognize approximately 44% of its remaining performance obligations as revenue within the next 12 months and the balance thereafter.

Deferred Contract Costs

The following table provides information about capitalized contract costs:

	December 31, 2024	December 31, 2023
Capitalized commissions, net	$12,661	$17,184

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract. These costs are capitalized and amortized over the life of the contract consistent with the pattern of transferring the goods to the customer. Amortization of sales commissions is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss and totaled $5,274 and $6,629 for the years ended December 31, 2024 and 2023, respectively. Unpaid sales commissions expected to be paid within the next twelve months are deferred and recorded as deferred commissions, current on the accompanying consolidated balance sheets. Unpaid sales commissions expected to be paid greater than a period of twelve months are classified as deferred commissions, less current portion on the accompanying consolidated balance sheets.

Loss Contracts

The Company recognizes a contract loss when the current estimate of the consideration expected to be received is less than the current estimate of total estimated costs to complete the contract. For purposes of determining the existence of or amount of a contract loss, the Company considers total contract consideration, including any variable consideration constrained for revenue recognition purposes. The Company may experience favorable or unfavorable changes to contract losses from time to time due to changes in estimated contract costs and

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

modifications that result in changes to contract prices. The Company recorded losses of $12,036 and $2,187 for the year ended December 31, 2024 and December 31, 2023, respectively, within cost of revenues in the accompanying consolidated statements of operations and comprehensive loss.

Note 4. Prepaid expenses and other current assets

The components of prepaid expenses and other current assets consists of the following:

	December 31, 2024	December 31, 2023
Prepaid expenses	51,350	42,934
Income tax receivable	177	—
Other	118	1,125

Prepaid expenses and other current assets	$51,645	$44,059

Note 5. Fixed Assets, net

Fixed assets, net consists of the following:

	December 31, 2024	December 31, 2023
Leasehold improvements	$16,386	$12,111
Orbiting satellites	5,793	8,583
Machinery and equipment	6,648	4,030
Computer equipment	4,826	2,876
Software	2,516	1,606
Furniture and fixtures	3,665	2,935
Construction in process	5,097	2,457

Total fixed assets, at cost	44,931	34,598

Less: accumulated depreciation	(9,819)	(4,972)

Total fixed assets, net	$35,112	$29,626

Depreciation expense was $7,361 and $4,211 for the years ended December 31, 2024 and 2023, respectively. Amortization expense related to software was $411 and $298 for the years ended December 31, 2024 and 2023, respectively. There was no impairment recognized related to fixed assets during the year ended December 31, 2024 and 2023.

Note 6. Financing Arrangements

Secured Credit Facilities

The Company has a $150,000 secured credit facility (the “Original Term Loan Facility”) with CO Finance LVS XXIII LLC (“Lender”). The Original Term Loan Facility has a maturity date of November 10, 2027, and bears interest at a rate of Secured Overnight Financing Rate (“SOFR”), plus a margin of 9.00%. Interest is accrued and paid every three months, with the initial interest payment having been paid on February 10, 2023. There is no scheduled amortization on the Original Term Loan Facility, with the entire amount payable at maturity. The Original Term Loan Facility contains covenants including a requirement for a minimum cash balance, certain

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

financial covenants, and negative covenants including customary restrictions related to acquisitions, divestitures, dividends, prepayments of certain indebtedness, and other corporate actions. customary restrictions related to acquisitions, divestitures, dividends, prepayments of certain indebtedness, and other corporate actions.

On June 15, 2023, the Company entered into Amendment #1 of the Original Term Loan Facility (the “First Amendment”). The First Amendment provided an incremental $50,000 to the initial $150,000 Original Term Loan Facility, collectively (the “Term Loan Facility”). Of the incremental amount, $35,000 (“First Amendment Loans”) was funded by the Lender, while $15,000 (“Last Out Loans”) was funded by two related parties (refer to Note 13 – Related Parties). The First Amendment Loans have the same terms and conditions as the Original Term Loan Facility. The Last Out Loans also have the same terms and conditions as the Original Term Loan Facility, with two exceptions – (i) the Last Out Loans are not repaid until the Original Term Loan Facility and First Amendment Loans have been fully repaid, and (ii) the Last Out Loans have paid-in-kind (“PIK”) interest. All obligations under the Term Loan Facility are guaranteed by certain subsidiaries of the Company and are secured by substantially all of the Company’s assets. The Company was in compliance with all financial debt covenants as of December 31, 2024 and 2023. The Company received a waiver to waive any potential defaults or events of default that may have occurred and be continuing under the Credit Agreement.

Long-term debt consists of the following:

	As of
	December 31, 2024	December 31, 2023
Term Loan Facility principal amount outstanding	$200,000	$200,000
Unamortized debt issuance costs	(2,967)	(3,740)

Net carrying amount	$197,033	$196,260

Interest expense recognized related to the Term Loan Facility was as follows:

	Year Ended
	December 31, 2024	December 31, 2023
Contractual interest expense	$29,122	$25,320
Amortization of debt issuance costs	773	834

Total interest expense	$29,895	$26,154

Aggregate Maturities

The aggregate maturities of all long-term debt at December 31, 2024, are as follows:

Years ending December 31	Amount
2025	$—
2026	—
2027	200,000

$200,000

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Note 7. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

Amount
Balance at December 31, 2022	$570,152

Additions	40,813
Effect of foreign currency translation	(92)

Balance at December 31, 2023	$610,873

Additions	—
Effect of foreign currency translation	(41)

Balance at December 31, 2024	$610,832

There was no impairment recognized related to goodwill during the years ended December 31, 2024 and 2023.

Intangible assets, net consist of the following:

	December 31, 2024
	Weighted Average Useful Life	Gross carrying amount	Accumulated Amortization	Net carrying amount
Finite-lived intangible assets
Developed technology	9.9	$251,477	$(55,207)	$196,270
Customer relationships	20.0	242,270	(26,134)	216,136
Trade names	5.2	11,676	(4,977)	6,699
Licenses	9.8	5,232	(342)	4,890

Total other intangible assets		$510,655	$(86,660)	$423,995

	December 31, 2023
	Weighted Average Useful Life	Gross carrying amount	Accumulated amortization	Net carrying amount
Finite-lived intangible assets
Developed technology	9.9	$251,701	$(29,670)	$222,031
Customer relationships	20.0	242,286	(13,968)	228,318
Trade names	5.2	11,688	(2,681)	9,007
Licenses	4.4	238	(97)	141

Total other intangible assets		$505,913	$(46,416)	$459,497

There was no impairment recognized related to intangible assets during the year ended December 31, 2024 and 2023, respectively. Amortization expense of intangible assets for the years ended December 31, 2024, and 2023, is $40,300 and $39,885, respectively, and is recorded in cost of revenues and selling, general and administrative

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

expenses in the consolidated statements of operations and comprehensive loss. Estimated future amortization expense for finite-lived intangibles is as follows:

Years ending December 31	Amount
2025	$40,547
2026	40,374
2027	39,975
2028	37,701
2029	37,505
Thereafter	227,893

Total future amortization expense on intangible assets	$423,995

Note 8. Accounts Payable & Accrued Expenses

Accounts payable and accrued expenses were comprised of the following:

	December 31, 2024	December 31, 2023
Accounts payable	$29,465	$21,965
Accrued project costs	14,239	6,246
Accrued interest	3,334	3,766
Payroll and benefits accrual	2,387	3,895
Other	1,174	1,358

Total accounts payable and accrued expenses	$50,599	$37,230

Note 9. Leases

The Company has several noncancellable operating leases primarily for warehouses and office space that expire at various dates through January 2034. The Company leases all of its real estate under non-cancelable operating lease agreements. All of the Company’s leases are classified as operating for the years ended December 31, 2024, and 2023. These leases contain renewal options for periods ranging from two to ten years. Because the Company is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term and associated potential option payments are excluded from lease payments. The Company’s leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus, for many of the Company’s leases, variable payments. For office space leases that include variable payments, those include payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance.

The following table presents lease expense recognized during the years ended December 31, 2024 and 2023, respectively:

	Year ended
	December 31, 2024	December 31, 2023
Operating lease expense	$5,610	$4,884
Variable lease costs	2,006	1,816
Short-term lease costs	220	143

Total lease costs	$7,836	$6,843

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Total lease costs are included in selling, general and administrative expenses, cost of revenues, and research and development on the consolidated statements operations and comprehensive loss.

The following table presents other supplemental information related to the Company’s leases:

	Year Ended
	December 31, 2024	December 31, 2023
Cash paid for lease liabilities	$7,130	$6,095
Right-of-use assets obtained in exchange for new lease liabilities	842	4,974
Weighted average remaining lease term (in years)	6.9	7.8
Weighted average discount rate	13.2%	13.2%

The table below reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on the consolidated balance sheet at December 31, 2024.

Years Ending December 31,	Amount
2025	5,412
2026	4,791
2027	4,789
2028	4,856
2029	4,750
Thereafter	11,488

Total undiscounted lease payments	$36,086

Less: Imputed interest	(12,995)

Total lease liabilities	$23,091

Note 10. Acquisitions

Emergent Acquisition

On March 31, 2023 (the “Acquisition Date”), the Company acquired 100% of the shares of Emergent, a leading software technology company focused on developing and fielding software, guidance, and navigation solutions for multi-spacecraft missions. Emergent offers a suite of 10 proprietary, IP-backed products, and has traditionally served U.S. Federal Government and defense agencies, including Intelligence Community agencies and NASA. Emergent is headquartered in Laurel, MD, and has offices in Austin, TX. Consideration for this acquisition was $55,191, which consisted of $44,349 in cash ($43,938 of which was raised from equity issuance at Holdings) and $10,842 in rollover equity at fair market value for selling shareholders (in the form of 15,000,000 Common units). The Company obtained $401 of cash on hand as part of the acquisition. The Company incurred $3,271 of acquisition related expenses which are recorded in selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2023. Acquisition related expenses include $572 of Holdings equity issued to transaction vendors.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The acquisition was accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets and liabilities acquired were recorded at fair value. The determination of the fair value of assets acquired and liabilities assumed was based on Management’s analysis with the assistance of an independent third-party valuation firm. The excess purchase price resulting in goodwill is primarily related to future technology development and acquired workforce. The results of operations from the Emergent acquisition were included in the consolidated financial statements from the Acquisition Date.

The following table summarizes the purchase price allocation of assets acquired and liabilities assumed:

Allocation of Purchase Price	Amount
Customer relationships	$11,000
Software	2,100
Leasehold interest	77
Cash acquired	401
Net working capital	1,275
Fixed assets	168
Other long-term assets	738
Goodwill	40,813
Deferred tax liability	(850)
Other long-term liabilities	(531)

Fair value of net assets acquired	$55,191

The acquired customer relationships and software intangible assets have an estimated useful life of 20 years and 5 years, respectively, and their fair values were determined using an income approach. Acquired customer relationship assets were determined using the multi-period excess earnings method (“MPEEM”) using a discount rate of 12%. Acquired software was determined using the relief-from-royalty method, using discount rate of 10%. The discounted cash flow models reflect the Company’s estimates of future cash flows and other factors including estimates of: (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates and the probability of achieving the estimated cash flows, and (ii) future economic conditions. The cash flows were discounted commensurate with the level of risk associated with each asset or its projected cash flows.

Note 11. Accounting for Income Taxes

Loss Before Income Taxes

The provision for income taxes was computed based on loss from continuing operations before income taxes for the years ended December 31, 2024 and 2023, respectively. The sources of income from continuing operations before income taxes are:

	Year Ended
	December 31, 2024	December 31, 2023
United States	$(124,124)	(74,253)
Foreign	(164)	5,491

Loss from continuing operations before income taxes	$(124,288)	$(68,762)

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The components of the Company’s income tax (benefit) expense were as follows:

	Year ended
	December 31, 2024	December 31, 2023
Current
Federal	$(4,914)	$7,650
State and local	(2,810)	6,678
Foreign	723	948

Total current (benefit) expense	(7,001)	15,276

Deferred
Federal	(18,299)	(46,423)
State and local	826	(8,276)
Foreign	(903)	317

Total deferred (benefit) expense	(18,376)	(54,382)

Total income tax (benefit) expense	$(25,377)	$(39,106)

A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company’s loss before income tax provision is as follows:

	Year ended
	December 31, 2024	December 31, 2023
Income tax rates
Federal statutory income tax rate	21.00%	21.00%
State, net of federal benefit	1.26%	1.84%
Foreign rate differential	0.12%	(0.16%)
Research credits	18.80%	44.39%
Uncertain tax positions	(6.11%)	(23.95%)
Non-deductible transaction related expenses	—	14.05%
Other	(0.82%)	(0.30%)
Valuation allowance	(13.84%)	—

Effective tax rate	20.41%	56.87%

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The deferred tax liability is comprised of the following:

	Year ended
	December 31, 2024	December 31, 2023
Capitalized research costs	53,959	11,987
Accruals & other	2,107	1,264
Contract costs	—	36,321
Credits	29,892	7,424
Lease liability	6,291	6,054
Limitation on business-interest expense	36,823	21,653
Net operating losses and other carryforwards	39,410	—
Valuation allowance	(18,071)	—

Deferred tax assets	150,411	84,703

Basis difference in intangibles	(111,797)	(111,916)
Basis difference in fixed assets	(1,290)	(5,380)
ROU asset	(5,888)	(5,816)
Contract revenue	(51,395)	—

Deferred tax liabilities	(170,370)	(123,112)

Net deferred tax liability	$(19,959)	$(38,409)

As of December 31, 2024, the Company has federal and state research and development credit carryforwards of $29,099 and $1,034, respectively. As of December 31, 2023, the Company had federal and state research and development credit carryforwards of $6,886 and $680, respectively. The federal credits begin to expire in 2042 and state credits begin to expire in 2026. As of December 31, 2024, the Company has federal and state net operating losses of $144,258 and $144,316, respectively, which carryforward indefinitely for federal purposes and are subject to varying expiration for state purposes.

The deferred income tax assets have been offset by a valuation allowance, as realization is dependent on future earnings, if any, the timing and amount of which are uncertain. The net valuation allowance increased by $18.1 million from December 31, 2023 to December 31, 2024.

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood, and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that a portion of the deferred tax assets will be realized; accordingly, a valuation allowance has been established.

The Company recognizes a tax benefit from uncertain tax positions when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

A reconciliation of the change in the unrecognized tax benefits balance for the years ended 2024 and 2023 is as follows:

	Year ended
	December 31, 2024	December 31, 2023
Unrecognized tax benefits, beginning of period	$17,073	$608
Increase (decrease) for tax positions taken related to a prior period	4,429	10,056
Increase (decrease) for tax positions taken related to current period	4,027	6,409
Settlements with tax authorities	—	—
Reductions due to statute of limitations	—	—

Unrecognized tax benefits, end of period	$25,529	$17,073

The Company does not expect a significant change in its uncertain tax positions over the next twelve months.

The Company is subject to tax and files returns in the U.S. and various state and foreign jurisdictions. The tax returns filed in previous years are subject to audit by various federal, foreign, and state taxing authorities. As of December 31, 2024, tax years prior to 2020 are no longer subject to audit. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of operations. As of December 31, 2024, the Company had accrued no interest or penalties.

On July 4, 2025, the United States enacted the One Big Beautiful Bill Act (“OBBBA”), which, among other provisions, provides for the immediate expensing of domestic research and development expenditures for tax purposes, permanently restores 100% bonus depreciation and modifies the limitation on business-interest expense to be based on taxable income before interest, amortization, and depreciation. The Company is continuing to evaluate OBBBA’s impacts, including potential effects on deferred-tax balances, and will refine these estimates as additional guidance becomes available.

Note 12. Commitments and Contingencies

In the ordinary course of business, the Company may be involved in ordinary, routine legal proceedings. The Company has assessed its positions and is of the opinion that the ultimate resolution of such matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

Note 13. Related Parties

The consolidated financial statements include all related party transactions, other than base compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The related party transactions for the Company are as follows:

Vendor Purchases

The Company contracted with a relative of one of the Company officers to design, furnish and build out the offices and manufacturing areas for its new facilities. During the years ended December 31, 2024 and 2023, the Company paid approximately $273 and $2,072, respectively, for these services.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The Company contracted with another Company executive to lease an office space starting in February 2021. During the years ended December 31, 2024 and 2023, the Company paid approximately $105 and $102, respectively, for this lease which is recorded in selling, general and administrative expense on the consolidated statements of operations and comprehensive loss. The Company also paid $225 for leasehold improvements to this office space during the year ended December 31, 2023.

The Company contracted with a vendor to provide software engineering services in which one of the Company’s employees is a shareholder. During the years ended December 31, 2024 and 2023, the Company paid approximately $1,167 and $2,100, respectively, to this vendor for these services.

Lending

As part of the First Amendment, $5,000 and $10,000 of the $15,000 Last Out Loans borrowed were provided by two Company officers, respectively. There is $3,683 and $1,219 of PIK interest recorded as Related party payables, net of current in the consolidated balance sheets as of December 31, 2024 and 2023, respectively. Of the $197,033 long-term debt, net recorded in the consolidated balance sheet as of December 31, 2024, $4,928 and $9,856 net of debt issuance costs, relate to the Last Out Loans provided by the two Company officers, respectively. Of the $196,260 long-term debt, net recorded in the consolidated balance sheet as of December 31, 2023, $4,909 and $9,818 net of debt issuance costs, relate to the Last Out Loans provided by the two Company officers, respectively.

Customer Sales

A Company executive is the Executive Chairman of one of the Company’s customers. During the years ended December 31, 2024 and 2023, the Company received $0 and $150, respectively, from this customer.

AEI Transaction

In November 2022, AE Industrial Partners LP (“AEI”) and certain co-investors acquired the equity interests of the Company hereafter referred to as the “AEI Transaction”.

A final $5,000 payment relating to AEI Transaction costs was made to AEI in 2023. Following the AEI Transaction, AEI provided $2,051 and $1,000 of consulting to the Company for the years ended December 31, 2024 and 2023, respectively. An agreement is in place for the Company to pay a consulting fee each quarter equal to the greater of $250 or 3.5% of adjusted EBITDA as defined in the agreement through 2032. These consulting fees are recorded in selling, general and administrative expense on the consolidated statements of operations and comprehensive loss.

As part of the AEI transaction, the Company deferred a payment to shareholders of $14,460. This is recorded in related party payables in the consolidated balance sheet as of December 31, 2023. The payment was made in 2024.

Note 14. Member’s Capital and Redeemable Preferred Units

	Authorized as of December 31,		Held by Member as of December 31,
	2024	2023	2024	2023
Common units	1,078,929,080	1,078,929,080	1,078,929,080	1,078,929,080
Redeemable preferred units	56,619,831	46,619,831	56,619,831	46,619,831

Total	1,135,548,911	1,125,548,911	1,135,548,911	1,125,548,911

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Common units

On March 31, 2023 the Company entered into the Second Amended and Restated LLC Agreement (the “LLC Agreement”), pursuant to which, an additional 291,915,516 Common Units were issued to Holdings in the form of a recapitalization. The LLC Agreement authorizes the Company to issue both Common units and Redeemable preferred units (together the “Units”). Concurrently, an additional 15,000,000 Common Units were issued for the purchase of Emergent (see Note 10 – Acquisitions). The holders of Common units are entitled to dividends when and if declared by the Board. There have been no distributions declared to date. As of December 31, 2024 and 2023, Holdings owns all authorized and outstanding Common units of the Company.

Redeemable preferred units

On March 31, 2023, Holdings subscribed to 46,619,831 Redeemable preferred units with a price of $1.00 per unit. On March 6, 2024, Holdings subscribed to an additional 10,000,000 Redeemable preferred units with a price of $1.00 per unit. As of December 31, 2024 and 2023, Holdings owns all authorized and outstanding Redeemable preferred units of the Company.

Under the terms of the LLC Agreement, distributions are in the following priorities:

Distributions: Distributions will only be made in such amounts, in such form (including in-kind property) and at such times as determined by the Managing Member in its sole discretion. Distributions, if declared by the Managing Member, will be made:

First, to the Redeemable preferred unit holders until such time as their preferred unreturned capital value has been reduced to zero; Second, to the Redeemable preferred unit holders until such time as their preferred unpaid yield value has been reduced to zero; and thereafter, to the Common unit holders.

Pursuant to the LLC Agreement, the Units contain the following key provisions as of December 31, 2024:

Dissolution/Liquidation: Upon the dissolution of the Company, the Managing Member shall wind up the affairs of the Company. Following the payment of or provision for all debts and liabilities of the Company and all expenses of liquidation, (i) a final allocation of all items of income, gain, loss, and expense shall be made and (ii) the proceeds of the liquidation and any other funds (or other remaining assets) of the Company shall be distributed to the members in accordance with the distribution waterfall above.

Voting: The voting rights of the holders of Units are limited to the removal or replacement of the Managing Member.

Preferred Yield: The Redeemable preferred units provide for a Preferred Yield which accrues on a daily basis at an annual rate of 12.5% and compounds on December 31 of each calendar year, based on the sum of the (i) capital contributions less any distributions, and (ii) the amount of Preferred Yield that has not been distributed.

The Redeemable preferred units are not convertible. The Redeemable preferred units are in-substance currently redeemable through the distribution waterfall since the holder of the Redeemable preferred units controls the Company and can make distributions at any time in the form of cash or other assets. The Redeemable preferred units are initially recorded at cash proceeds received (no issuance costs incurred) and are subsequently remeasured at their maximum redemption amount at the end of each reporting date.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Note 15. Incentive Unit Employee Equity Plan

Under the Plan, Incentive Units are divided into three tranches (“Tranche I,” “Tranche II,” and “Tranche III”): Tranche I, Tranche II, and Tranche III Incentive Units are subject to performance-based, service-based, and market-based conditions.

-

The performance condition relates to the sale of Holdings (“Exit Sale”) (defined as a change in control at Holdings or a sale of substantially all of Holdings consolidated assets) for Tranche I, and an Exit Sale and additional performance requirements for Tranche II and Tranche III.

-

The service condition relates to a five-year required service period of the grantee for Tranche I and continued employment of the grantee through the performance condition achievement date for Tranche II and Tranche III.

-	The market-based condition relates to a target internal rate of return, as defined in the Class B Unit Incentive Plan.

The Incentive Units are measured at their grant date fair value. Share-based compensation for awards with performance conditions is based on the probable outcome of the related performance condition. The vesting for each tranche of the Incentive Units is contingent on the sale of the Parent. As such events are not considered probable until they occur and recognition of share-based compensation for the Incentive Units is deferred until the sale of the Holdings or a liquidity event occurs. Once the event occurs, unrecognized compensation cost associated with the performance-vesting Incentive Units (based on their grant date fair value) will be recognized based on the portion of the requisite service period that has been rendered.

The performance conditions have not been achieved prior to or during the reporting periods, and therefore, no compensation expense has been recognized for the years ended December 31, 2024 and 2023, respectively.

The table below presents the activity of Incentive Units:

	Incentive Units Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2022	—	—

Granted	52,612,502	$0.32
Vested	—	—
Forfeited	—	—

Nonvested as of December 31, 2023	52,612,502	$0.32

Granted	22,070,499	$0.43

Vested	—	—

Forfeited	—	—

Nonvested as of December 31, 2024	74,683,001	$0.35

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

The assumptions used in determining the fair value of the Incentive Units are as follows:

	Year ended
	December 31, 2024	December 31, 2023
Volatility	65.0%	60.0%
Risk-free interest rate	4.26%	3.77%
Expected time to exit (years)	3.1	4.6

The volatility used in the determination of the fair value of the Incentive Units was based on analysis of the historical volatility of guideline public companies and factors specific to the Company. In the absence of a public trading market for our equity, on each grant date, we develop an estimate of the fair value of our equity based on the information known to us on the date of grant, including a review of any recent events and their potential impact on the estimated fair value per unit of the equity and recent arms-length transactions in our equity. Our valuations of our equity were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid).

As of December 31, 2024, there was approximately $26,345 of unrecognized share-based compensation costs related to the Incentive Units.

Note 16. Fair Value Measurements

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses, are reflected on the consolidated balance sheets at amounts that approximate fair value because of their short-term maturities. The carrying amount of the Senior Credit Facilities are reflected on the consolidated balance sheets at an amount that approximates fair value as interest incurred is variable based on market rates.

Derivatives Financial Instruments

The following tables represent the fair value hierarchy for the financial assets and liabilities measured at fair value as of December 31, 2023.

Description	Level 1	Level 2	Level 3
Assets
Foreign exchange derivative instruments	$—	$987	$—

Total financial assets	$—	$987	$—

The Company economically hedges certain portions of exposure to foreign currency exchange risk by entering into derivative transactions. The derivative instruments are recognized as either prepaid expenses and other current assets or accounts payable and accrued expenses on the consolidated balance sheet at estimated fair value. The Company recognizes amounts subject to master netting arrangements on a gross basis in the consolidated balance sheet. The Company has not entered into any derivative arrangements and does not have any recurring fair value measurements as of December 31, 2024.

The Company’s derivative financial instruments are valued based on an income approach (discounted cash flow) using market observable inputs, including swap curves and both forward and spot exchange rates for currencies.

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

Realized losses related to derivative instruments was $3,885 for the year ended December 31, 2024. Unrealized gains related to derivative instruments was $987 for the year ended December 31, 2023. Realized losses and unrealized gains are recorded in other (expense) income, net in the consolidated statement of operations and comprehensive loss. Cash flows from the foreign currency forward contracts are included in operating activities. The aggregate notional value of these contracts was $0 at December 31, 2024 and $51,321 at December 31, 2023.

Note 17. Net Loss per Unit

Basic net loss per unit is computed by dividing net loss attributable to common unitholders by the weighted average number of common units outstanding during each period.

Diluted net loss per unit is computed by dividing net loss attributable to common unitholders by the weighted average number of fully dilutive common units outstanding for the period using the treasury-stock method, the if-converted method, or two-class method for participating securities, whichever is more dilutive. The Incentive Units described in Note 15 – Incentive Unit Employee Equity Plan are granted by and settled in the equity of the Company’s ultimate parent and therefore are not included in the Company’s net loss per unit calculations. During the periods presented, the Company did not have any dilutive equity instruments outstanding or any antidilutive equity instruments that could potentially be dilutive in future periods. As a result, diluted net loss per common unit is the same as basic net loss per common unit for the periods presented. Please refer to Note 14 – Member’s Capital and Redeemable Preferred Units for additional information on the Company’s units outstanding.

The following table summarizes the computation of basic and diluted net loss per unit attributable to common unitholders of the Company:

	Year ended
	December 31, 2024	December 31, 2023
Numerator:
Net loss as reported	$(98,911)	$(29,656)
Less: Accretion of Redeemable preferred units	7,402	4,391

Net loss available to common unitholders	$(106,313)	$(34,047)
Denominator:
Weighted average common units outstanding	1,078,929,080	1,075,271,545
Basic and diluted

Net loss per unit – basic and diluted:	$(0.10)	$(0.03)

Note 18. Segment Reporting

The Company operates in one operating segment and one reportable segment, and as a result, manages its operations and allocates resources as a single operating segment. space infrastructure, which comprises all of its operations. The Company’s CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM uses consolidated net income or loss that is also reported on the consolidated statements of operations and comprehensive income (loss) to evaluate the return on assets and determine

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

strategic initiatives related to product development and new technologies to meet the growing demands of the Company’s unique customers. Consolidated net income (loss) is used to monitor budget versus actual results.

The measure of segment assets is reported on the Consolidated Balance Sheets as total assets. There are no other significant segment assets that would require disclosure or are regularly provided to the CODM. The Company has no intra-segment sales or transfers as it operates in one operating segment and one reportable segment. Information related to the geographical distribution of the Company’s revenues is disclosed in Note 2—Summary of Significant Accounting Policies.

At December 31, 2024 and December 31, 2023, $32,830 and $28,221 of the Company’s fixed assets, net representing net book amounts, are located in the United States. There were no other material tangible long-lived assets located outside of the U.S., individually or in the aggregate.

In accordance with ASU 2023-07, Improvements to Reportable Segment Disclosures, significant expenses included within consolidated net loss have been assessed and disclosed in the table below:

	Year ended
	December 31, 2024	December 31, 2023
Revenue	$253,531	$238,103
Less:
Direct materials	178,341	148,574
Selling, general and administrative expenses	103,947	94,073
Research and development	20,440	6,973
Interest expense	(29,923)	(26,175)
Interest income	1,201	2,328
Other (expense) income, net	(3,600)	1,227
Income tax benefit	25,377	39,106
Other segment items (a)	42,769	34,625

Net loss	(98,911)	(29,656)

(a)	Other segment items is comprised other costs of revenue excluding direct materials, including direct labor, overhead costs and depreciation and amortization

Note 19. Subsequent Events

The Company has performed a review of events subsequent to the balance sheet date through September 28, 2025, the date the consolidated financial statements were issued.

Skyloom Investment

On February 10, 2025, the Company closed on a Convertible Note investment (“SKLM Note”) in Skyloom Global Corp. (“Skyloom”). Skyloom is a key supplier of Optimal Communication Terminals to York, and is based in Broomfield, CO. The purpose of the SKLM Note was to provide additional cash liquidity to Skyloom, to assist in the completion of a York purchase order. The SKLM Note consists of a $2,500 Initial Note (funded February 2025) and a $2,500 Second Note (funded July 2025). The SKLM Note has a two-year maturity and accrues interest at 10% per annum. The SKLM Note is unsecured but it is structurally senior to all existing debt

Yellowstone Midco Holdings, LLC

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollars in thousands, except units and per unit amounts)

at Skyloom,and prohibits Skyloom from issuing any additional debt. At SKLM’s sole discretion, the SKLM Note can be converted into Skyloom equity at a 15% discount to the valuation of any future equity rounds at Skyloom.

Acquisition of ATLAS Space Operations

On June 9, 2025, the Company invested in Series C-1 Preferred Stock of ATLAS Space Operations, Inc. (“ATLAS”), representing an approximate 5% equity interest. ATLAS is a leading provider of Ground Software-as-a-Service (GSaaS) solutions for space-based communication and global connectivity. On August 29, 2025, the Company completed the acquisition of the remaining outstanding equity of ATLAS. The total purchase price was approximately $87,000 and was comprised of equity and cash. The acquisition is expected to enhance the Company’s capabilities in ground operations, enabling the Company to integrate its satellite manufacturing and in-orbit operations with ground station services, thereby streamlining mission delivery and improving customer experience.

The Company is in the process of finalizing the purchase price allocation and assessing the impact of the acquisition on its consolidated financial statements. The transaction will be accounted for as a business combination under ASC 805, Business Combinations. The initial accounting for the business combination is incomplete as of the date of issuance of these financial statements.

The Company noted no other subsequent events that require recognition or disclosure in these consolidated financial statements.

    Shares

Common Stock

Prospectus

Goldman Sachs & Co. LLC

Jefferies

Wells Fargo Securities

    , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Initial exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is, or is threatened to be made, party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were, or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold or issued by us in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

On September 4, 2025, in connection with its formation, Yellowstone Midco Holdings II LLC issued 100 units to Yellowstone Ultimate Holdings, LP for nominal consideration. The issuance of such units was not registered under the Securities Act because the units were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Formation of Yellowstone Midco Holdings II, LLC, as currently in effect

3.2*	Form of Certificate of Incorporation (to be effective upon completion of this offering)

3.3*	Form of Bylaws (to be effective upon completion of this offering)

4.1*	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Form of Indemnification Agreement

10.2*	Form of Tax Receivable Agreement (to be effective upon completion of this offering)

10.3+*	York Space Systems Omnibus Incentive Plan

10.4+*	Form of Restricted Stock Unit Award Agreement under the York Space Systems Omnibus Incentive Plan

10.5+*	Form of Option Award Agreement under the York Space Systems Omnibus Incentive Plan

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Grant Thornton LLP, independent registered accounting firm

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

99.1*	Consent of Dirk Wallinger to be named as a director nominee

99.2*	Consent of Kirk Konert to be named as a director nominee

99.3*	Consent of Tyler Letarte to be named as a director nominee

107*	Calculation of the Filing Fee Table

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on     .

Yellowstone Midco Holdings II, LLC

By:
Dirk Wallinger
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dirk Wallinger and Kevin Messerle, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dirk Wallinger	Chief Executive Officer and Director (Principal Executive Officer)

Kevin Messerle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)